Financial highlights

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Net income (CHF million)

Net income attributable to shareholders	254	788	683	(68)	(63)	1,086	2,590	(58)

Earnings per share (CHF)

Basic earnings per share	0.16	0.48	0.54	(67)	(70)	0.72	1.96	(63)

Diluted earnings per share	0.16	0.46	0.53	(65)	(70)	0.71	1.95	(64)

Return on equity (%, annualized)

Return on equity attributable to shareholders	2.9	9.2	8.7	–	–	4.2	10.7	–

Core Results (CHF million) [1]

Net revenues	5,766	6,241	6,817	(8)	(15)	17,885	20,956	(15)

Provision for credit losses	41	25	84	64	(51)	100	90	11

Total operating expenses	5,366	5,105	5,697	5	(6)	16,275	17,119	(5)

Income before taxes	359	1,111	1,036	(68)	(65)	1,510	3,747	(60)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	93.1	81.8	83.6	–	–	91.0	81.7	–

Pre-tax income margin	6.2	17.8	15.2	–	–	8.4	17.9	–

Effective tax rate	28.1	28.0	32.0	–	–	26.2	28.5	–

Net income margin [2]	4.4	12.6	10.0	–	–	6.1	12.4	–

Assets under management and net new assets (CHF billion)

Assets under management	1,250.7	1,213.1	1,151.4	3.1	8.6	1,250.7	1,151.4	8.6

Net new assets	5.3	4.4	8.0	20.5	(33.8)	4.0	42.1	(90.5)

Balance sheet statistics (CHF million)

Total assets	1,023,292	1,043,455	1,061,521	(2)	(4)	1,023,292	1,061,521	(4)

Net loans	242,456	239,164	226,447	1	7	242,456	226,447	7

Total shareholders' equity	35,682	34,774	33,519	3	6	35,682	33,519	6

Tangible shareholders' equity [3]	26,798	25,831	24,889	4	8	26,798	24,889	8

Book value per share outstanding (CHF)

Total book value per share	27.60	27.10	27.86	2	(1)	27.60	27.86	(1)

Tangible book value per share [3]	20.73	20.13	20.69	3	0	20.73	20.69	0

Shares outstanding (million)

Common shares issued	1,320.1	1,286.6	1,203.0	3	10	1,320.1	1,203.0	10

Treasury shares	(27.4)	(3.5)	0.0	–	–	(27.4)	0.0	–

Shares outstanding	1,292.7	1,283.1	1,203.0	1	7	1,292.7	1,203.0	7

Market capitalization

Market capitalization (CHF million)	26,309	22,207	28,872	18	(9)	26,309	28,872	(9)

Market capitalization (USD million)	27,920	23,583	31,567	18	(12)	27,920	31,567	(12)

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	233,509	233,705	243,758	0	(4)	233,509	243,758	(4)

Tier 1 ratio (%)	18.5	16.5	14.3	–	–	18.5	14.3	–

Core tier 1 ratio (%)	14.7	12.5	10.0	–	–	14.7	10.0	–

Number of employees (full-time equivalents)

Number of employees	48,400	48,200	50,700	0	(5)	48,400	50,700	(5)

1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results. 2 Based on amounts attributable to shareholders. 3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. 4 Reported under Basel II.5 since December 31, 2011. Previously reported under Basel II. Prior periods have been adjusted to conform to the current presentation. Refer to "Treasury management" in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders
In the third quarter of 2012, our businesses produced solid results, while at the same time improving the efficiency of their operations. Adjusting for accounting-driven fair value losses on own debt of CHF 1.0 billion due to the tightening of our own credit spreads and other significant non-operating items, we delivered underlying* core pre-tax income of CHF 1,203 million, underlying* net income attributable to shareholders of CHF 891 million and underlying* return on equity of 9.6% for the third quarter of 2012. Without these adjustments, we reported core pre-tax income of CHF 359 million, net income attributable to shareholders of CHF 254 million and a return on equity of 2.9% for the third quarter of 2012.

For the first nine months of 2012, we delivered underlying* core pre-tax income of CHF 3,835 million, underlying* net income attributable to shareholders of CHF 2,761 million and underlying* return on equity of 10.4%, adjusting for fair value losses on own debt of CHF 2.6 billion and other significant non-operating items. Our reported core pre-tax income was CHF 1,510 million, net income attributable to shareholders was CHF 1,086 million and return on equity was 4.2% for the first nine months of 2012.

We are successfully executing on the measures we began last year, while maintaining strong momentum with our clients. We have realigned our business to better meet the demands of a changed regulatory and market environment and, in doing so, have substantially reduced risks. At the same time, we have significantly cut costs and improved efficiencies across the bank. Additionally, we have further strengthened our capital base and have improved our balance sheet structure to meet future regulatory requirements.

Performance of our businesses in the third quarter
In Private Banking in the third quarter of 2012, we reported net revenues of CHF 2,591 million. This is a 4% decline compared to the previous quarter. Total operating expenses for Private Banking were stable compared to the second quarter of 2012, as lower compensation and benefits were offset by higher general and administrative expenses, primarily driven by regulatory costs. Private Banking results reflect margin pressure in an operating environment characterized by low levels of client activity and a rise in the cost of doing business, partially mitigated by the continuing implementation of our strategic initiatives.

In Investment Banking in the third quarter of 2012, we reported net revenues of CHF 3,296 million, up 13% from the previous quarter due to strong results in both fixed income sales and trading and underwriting and advisory. As a result of our refined strategy, fixed income results reflected a more balanced business portfolio with reduced revenue volatility, including a significant decline in inventory levels. Investment Banking results benefited from the expense reduction measures implemented over the past 15 months, improving the pre-tax margin for the first nine months of 2012 to 18%, compared to 10% in the prior-year period.

In Asset Management in the third quarter of 2012, we reported net revenues of CHF 607 million, up 10% from the previous quarter. This result included a gain of CHF 140 million on the sale of our remaining ownership interest in Aberdeen Asset Management. Total operating expenses in Asset Management were 8% lower than in the prior quarter, driven by both lower compensation and benefits and lower general and administrative expenses.

Cost savings and capital measures well on track
While investing in our client franchise, we are continuing to significantly reduce expenses. Cost savings for the first nine months of 2012 were CHF 2.0 billion compared to an adjusted* run rate for the first half of 2011 on an annualized basis and we expect to exceed CHF 3.0 billion in total cost savings in the full year 2013. Furthermore, we are now targeting annual savings in excess of CHF 3.5 billion during 2014 and savings of CHF 4.0 billion by the end of 2015, compared to the adjusted* annualized run rate for the first half of 2011. These targeted expense reductions provide us with additional operating flexibility, which is crucial to our success, especially in light of the increasing cost of doing business in a changing regulatory environment.

The implementation of the capital actions that we announced in July 2012 is well underway. By the end of the third quarter of 2012, these capital measures generated CHF 12.8 billion of our end-2012 target of CHF 15.3 billion and our Look-through Swiss Core Capital ratio** stood at 8.2%. We are continuing to execute on the balance of these measures and estimate our end-2012 Look-through Swiss Core Capital ratio** to be around 9.3% on a pro-forma basis.

Furthermore, while we have already reduced our Basel III risk-weighted assets in Investment Banking by 31% to USD 204 billion since the third quarter of 2011 in preparation for the implementation of the Basel III regime in Switzerland, we intend to reduce our risk-weighted assets in Investment Banking by a further 10% to USD 180 billion by the end of 2013. Combined with our capital measures, this should ensure that we achieve our target and the Swiss end-2018 requirement of a Swiss Core Capital ratio** of 10% by mid-2013.

Additionally, we intend to further reduce our balance sheet by CHF 130 billion or 13% of total assets by the end of 2013 on a foreign-exchange neutral basis. We expect this reduction to have a limited impact on our earnings, while ensuring that our leverage ratio is in a strong position. With a FINMA leverage ratio of 5.2% at the end of the third quarter 2012, Credit Suisse is already well in excess of current requirements.

Our strong capital position and funding structure, combined with our high-quality balance sheet affirm our position as one of the strongest global banks.
Confirming our targets
Year to date, we have generated an underlying* return on equity of 10.4% in what we consider to be a very volatile environment with low levels of client activity. We are confident that the full implementation of the strategic, capital and cost-saving measures that we began in 2011 will enable us to reach our target return on equity of 15% or more over the cycle as well as the other stated targets for the bank.

Sincerely

Urs Rohner Brady W. Dougan
October 2012
* Underlying and adjusted results are non-GAAP financial measures. The table below includes a reconciliation of certain of these measures. For further information on the calculation of underlying and adjusted measures, including reconciliations for historical periods and the cost run rate on an adjusted annualized basis, see the 3Q12 Results Presentation Slides.

**The definitions of regulatory capital and capital ratios refer to the regulations under the Swiss “Too Big to Fail” regime as determined by FINMA. Ratio calculations based on these capital definitions use projected Basel III year-end 2012 risk-weighted assets. The expected year-end 2012 ratios are based on a pro-forma calculation assuming successful completion of the capital measures announced in July 2012 and using Bloomberg consensus net income estimates (adjusted for actual 9M12 net income and fair value losses on own debt in 3Q12) and our Basel III risk-weighted assets estimates. As Basel III will not be implemented before January 1, 2013, our Basel III risk-weighted assets and capital were calculated in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III or any of our assumptions or estimates would result in different numbers from those used herein.

	Core pre-tax income		Net income attributable to shareholders		Return on equity (%)

end of	3Q12	9M12	3Q12	9M12	3Q12	9M12

Overview of significant items (CHF million)

Reported	359	1,510	254	1,086	2.9	4.2

Fair value losses from movement in own credit spreads	1,048	2,563	865	1,957	–	–

Realignment costs	144	395	100	287	–	–

Gain on sale of ownership interest in Aberdeen Asset Management	(140)	(384)	(122)	(326)	–	–

Gain on sale of non-core business from the integration of Clariden Leu	0	(41)	0	(37)	–	–

Gain on sale of real estate	(382)	(382)	(325)	(325)	–	–

Impairment of Asset Management Finance LLC	38	38	23	23	–	–

Significant Investment Banking litigation provisions	136	136	96	96	–	–

Underlying results	1,203	3,835	891	2,761	9.6	10.4

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged and collateral
Note 28 Litigation
Note 29 Subsidiary guarantee information
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 48,400 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results (including Overview of results)
Private Banking
Investment Banking
Asset Management
Assets under management

Operating environment
Global economic growth slowed in 3Q12, with accelerated GDP contraction in some peripheral European countries. Central banks continued to maintain loose monetary policies with the European Central Bank announcing it stood ready to buy short-dated sovereign bonds, and the US Federal Reserve launching another round of quantitative easing. Equity markets ended the quarter higher, and the US dollar weakened against major currencies, including the Swiss franc.

Economic environment
Global gross domestic product (GDP) growth slowed further in 3Q12, as market strains persisted with weak consumer confidence and business sentiment amidst continued high unemployment rates, weak consumer spending and a decline in global manufacturing indices. While growth in the US continued, GDP measures contracted in the eurozone. China also experienced a further growth slowdown, as did most other emerging markets. Inflation in 3Q12 remained at low levels for most developed countries.

In an effort to strengthen and stimulate their economies, several central banks implemented additional measures for expansionary monetary policies during the quarter. The US Federal Reserve (Fed) reacted to the slow improvement in the US labor market by extending its pledge to keep short-term interest rates at low levels until mid-2015, noting that monetary policy will remain highly accommodative even after the recovery strengthens. The Fed also announced it will purchase significant amounts of mortgage-backed securities until there is substantial labor market improvement. The Bank of England also voted to extend its asset purchase program and stated it would hold interest rates steady. China cut benchmark interest rates during the quarter after reducing their rates in June for the first time since 2008, and South Korea and Brazil also lowered policy rates. The European Central Bank (ECB) lowered its benchmark interest deposit rates in addition to announcing plans to expand its bond buying program to counter financial market speculation about the weakness of the eurozone framework, stating that it could potentially buy an unlimited amount of eurozone sovereign debt with maturities between one and three years. At the time, this announcement resulted in a marked drop in the bond yields of certain troubled eurozone sovereigns.

Important steps towards addressing the eurozone sovereign debt crisis were made during the quarter. The German constitutional court endorsed the creation of the European Stability Mechanism (ESM), provided that Germany's contribution to the framework could only be increased under limited circumstances. Talks between Greece and its European creditors regarding the disbursal of the next tranche of rescue funds continued after Greek elections in the spring resulted in a delay in the government's austerity and reform measures.

Global equity prices ended higher in 3Q12 on the back of central bank announcements and increased risk appetite. The broader market made significant gains with the S&P 500 climbing 5.8% in 3Q12 to levels not seen since 2007. However, trading volumes on most stock exchanges remained subdued. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), remained low during the quarter, well below historical averages (refer to the charts "Equity markets").

In fixed income the most significant euro- and US dollar-denominated bond indices ended with positive total returns. European high yield bonds and US dollar emerging market bonds posted the strongest returns. European long-dated sovereign and government-related bonds as well as corporates with a strong European peripheral exposure also performed well, supported by a significant decline in Italian and Spanish government bond yields. In the US domestic market, financials posted the best returns among investment grade sectors. US inflation-linked bonds outperformed nominal US treasuries, as the announcement of further quantitative easing by the Fed increased US inflation expectations.

The US dollar continued to strengthen against major currencies in the first half of 3Q12 on concerns over eurozone debt and risk aversion. However, the announced measures by the ECB eased the risk premium on the euro, and the actions taken by the Fed weakened the US dollar against most major currencies by the end of the quarter. The minimum exchange rate for the Swiss franc imposed by the Swiss National Bank (SNB) against the euro remained around 1.20.

Following a sharp price decline in 2Q12, commodity markets rebounded during the third quarter. Market-specific events such as renewed geopolitical risks in the Middle East and the severe drought in the US caused some sectors to strengthen. Gold prices increased by more than 10% in response to various central bank announcements of continued monetary easing. Oil prices recovered from their June lows, and Credit Suisse Commodity Benchmark gained almost 12% over the quarter.

Sector environment
European bank stocks outperformed the broader equity market as measured by the MSCI World Index (refer to the charts "Equity markets"). In mid-September the ECB presented its plan to establish a single supervisory mechanism for banks, which was seen as an important step towards a possible European banking union, which, combined with the European Financial Stability Facility and ESM rescue package, led to a stabilization in European bank share prices. Given economic and regulatory uncertainty, many banks sought to maintain solid liquidity buffers, consequently holding significant amounts of cash with central banks. Banks continued to adjust and develop their business models, driven by the need to achieve cost efficiencies and the impacts of regulatory developments.

The private banking sector experienced continued low client activity with a significant portion of client assets held in cash. The low interest rate environment continued to negatively impact this sector. Ongoing discussions regarding the Swiss offshore banking model continued to influence the domestic business environment, and concerns about the real estate market overheating in certain areas of Switzerland remained pronounced.

In the investment banking sector, global announced and completed mergers and acquisitions (M&A) volumes were lower quarter on quarter and year on year. Global equity underwriting volumes increased from 2Q12, driven primarily by higher follow-on and convertible issuances. Global debt underwriting volumes, including investment grade and high yield issuances, also increased quarter on quarter and year on year. Global equity trading volumes decreased from 2Q12 and 3Q11, amid increased market uncertainty. Fixed income trading volumes were stable quarter on quarter, but declined year on year, particularly in treasuries, federal agency and corporate bonds, while mortgage-backed securities volumes increased from prior year levels.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index gained 3.3% as of the end 3Q12, with the largest gains in fixed income arbitrage and long/short equity, which was partly offset by a significant decrease in dedicated short bias. The hedge fund environment was favorable with lower market volatility driven by positive developments in the eurozone debt crisis. In the fixed income sector, recent improvements in some US economic data and the anticipation of bond purchases by the ECB improved the total return forecasts for euro and US dollar short-dated securities portfolios. The third quarter saw inflows into conventional bond and money market funds and exchange-traded funds (ETFs).

Market volumes (growth in %)

	Global		Europe

end of 3Q12	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	(16)	(30)	(19)	(32)

Announced mergers and acquisitions [2]	(17)	(12)	(28)	(19)

Completed mergers and acquisitions [2]	(23)	(20)	(16)	(35)

Equity underwriting [2]	18	41	71	45

Debt underwriting [2]	36	108	22	78

Syndicated lending - investment grade [2,3]	(26)	(24)	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic 3 9M12 vs 9M11

Credit Suisse
In 3Q12, we recorded net income attributable to shareholders of CHF 254 million. Diluted earnings per share were CHF 0.16.

Results

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net revenues	5,844	6,275	6,689	(7)	(13)	18,166	21,737	(16)

Provision for credit losses	41	25	84	64	(51)	100	90	11

Compensation and benefits	3,094	3,005	3,067	3	1	9,810	10,192	(4)

General and administrative expenses	1,862	1,673	2,209	11	(16)	5,188	5,493	(6)

Commission expenses	427	441	485	(3)	(12)	1,319	1,512	(13)

Total other operating expenses	2,289	2,114	2,694	8	(15)	6,507	7,005	(7)

Total operating expenses	5,383	5,119	5,761	5	(7)	16,317	17,197	(5)

Income before taxes	420	1,131	844	(63)	(50)	1,749	4,450	(61)

Income tax expense	101	311	332	(68)	(70)	396	1,068	(63)

Net income	319	820	512	(61)	(38)	1,353	3,382	(60)

Net income attributable to noncontrolling interests	65	32	(171)	103	–	267	792	(66)

Net income attributable to shareholders	254	788	683	(68)	(63)	1,086	2,590	(58)

Earnings per share (CHF)

Basic earnings per share	0.16	0.48	0.54	(67)	(70)	0.72	1.96	(63)

Diluted earnings per share	0.16	0.46	0.53	(65)	(70)	0.71	1.95	(64)

Return on equity (%, annualized)

Return on equity attributable to shareholders	2.9	9.2	8.7	–	–	4.2	10.7	–

Return on tangible equity attributable to shareholders [1]	3.8	12.5	11.8	–	–	5.7	14.4	–

Number of employees (full-time equivalents)

Number of employees	48,400	48,200	50,700	0	(5)	48,400	50,700	(5)

1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	3Q12	2Q12	3Q11	3Q12	2Q12	3Q11	3Q12	2Q12	3Q11

Statements of operations (CHF million)

Net revenues	5,766	6,241	6,817	78	34	(128)	5,844	6,275	6,689

Provision for credit losses	41	25	84	0	0	0	41	25	84

Compensation and benefits	3,082	3,000	3,010	12	5	57	3,094	3,005	3,067

General and administrative expenses	1,857	1,664	2,202	5	9	7	1,862	1,673	2,209

Commission expenses	427	441	485	0	0	0	427	441	485

Total other operating expenses	2,284	2,105	2,687	5	9	7	2,289	2,114	2,694

Total operating expenses	5,366	5,105	5,697	17	14	64	5,383	5,119	5,761

Income before taxes	359	1,111	1,036	61	20	(192)	420	1,131	844

Income tax expense	101	311	332	0	0	0	101	311	332

Net income	258	800	704	61	20	(192)	319	820	512

Net income attributable to noncontrolling interests	4	12	21	61	20	(192)	65	32	(171)

Net income attributable to shareholders	254	788	683	–	–	–	254	788	683

Statement of operations metrics (%)

Cost/income ratio	93.1	81.8	83.6	–	–	–	92.1	81.6	86.1

Pre-tax income margin	6.2	17.8	15.2	–	–	–	7.2	18.0	12.6

Effective tax rate	28.1	28.0	32.0	–	–	–	24.0	27.5	39.3

Net income margin [1]	4.4	12.6	10.0	–	–	–	4.3	12.6	10.2

1 Based on amounts attributable to shareholders.

Core Results
In 3Q12, we recorded net income attributable to shareholders of CHF 254 million. Net revenues were CHF 5,766 million and total operating expenses were CHF 5,366 million.
Results in 3Q12 included fair value losses from movements in own credit spreads of CHF 1,048 million before tax, compared to fair value gains of CHF 39 million in 2Q12 and CHF 1,824 million in 3Q11. Our results also reflected gains of CHF 382 million before tax from the sale of real estate and gains of CHF 140 million before tax from the sale of our remaining ownership interest in Aberdeen Asset Management.

We recorded net new assets of CHF 5.3 billion, with net new assets of CHF 5.2 billion in Private Banking and net asset outflows of CHF 0.5 billion in Asset Management.
We made significant progress in the implementation of the capital measures we announced on July 18, 2012. Our Basel II.5 tier 1 ratio was 18.5% as of the end of 3Q12 compared to 16.5% as of the end of 2Q12. Our core tier 1 ratio improved to 14.7% from 12.5% as of the end of 2Q12.

We are initiating a further 10% reduction in Investment Banking risk-weighted assets to USD 180 billion and are targeting a balance sheet reduction of CHF 130 billion for the Group to under CHF 900 billion to be achieved by year-end 2013 on a foreign exchange neutral basis. As we expect to exceed our previously announced cost savings, we increased our target by a further CHF 0.5 billion of savings to be achieved during 2014 and a further CHF 0.5 billion during 2015, thereby targeting a total of CHF 4.0 billion of reductions compared to the annualized 6M11 expense run rate.

Core Results

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net interest income	1,707	1,633	1,634	5	4	5,201	4,744	10

Commissions and fees	3,231	3,137	3,071	3	5	9,547	10,219	(7)

Trading revenues	(11)	1,147	1,826	–	–	1,316	4,957	(73)

Other revenues	839	324	286	159	193	1,821	1,036	76

Net revenues	5,766	6,241	6,817	(8)	(15)	17,885	20,956	(15)

Provision for credit losses	41	25	84	64	(51)	100	90	11

Compensation and benefits	3,082	3,000	3,010	3	2	9,789	10,128	(3)

General and administrative expenses	1,857	1,664	2,202	12	(16)	5,167	5,479	(6)

Commission expenses	427	441	485	(3)	(12)	1,319	1,512	(13)

Total other operating expenses	2,284	2,105	2,687	9	(15)	6,486	6,991	(7)

Total operating expenses	5,366	5,105	5,697	5	(6)	16,275	17,119	(5)

Income before taxes	359	1,111	1,036	(68)	(65)	1,510	3,747	(60)

Income tax expense	101	311	332	(68)	(70)	396	1,068	(63)

Net income	258	800	704	(68)	(63)	1,114	2,679	(58)

Net income attributable to noncontrolling interests	4	12	21	(67)	(81)	28	89	(69)

Net income attributable to shareholders	254	788	683	(68)	(63)	1,086	2,590	(58)

Statement of operations metrics (%)

Cost/income ratio	93.1	81.8	83.6	–	–	91.0	81.7	–

Pre-tax income margin	6.2	17.8	15.2	–	–	8.4	17.9	–

Effective tax rate	28.1	28.0	32.0	–	–	26.2	28.5	–

Net income margin [1]	4.4	12.6	10.0	–	–	6.1	12.4	–

Number of employees (full-time equivalents)

Number of employees	48,400	48,200	50,700	0	(5)	48,400	50,700	(5)

1 Based on amounts attributable to shareholders.

Core Results reporting by division

	in			% change		in		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Net revenues (CHF million)

Wealth Management Clients	2,117	2,217	2,126	(5)	0	6,461	6,681	(3)

Corporate & Institutional Clients	474	487	474	(3)	0	1,438	1,439	0

Private Banking	2,591	2,704	2,600	(4)	0	7,899	8,120	(3)

Investment Banking	3,296	2,909	1,981	13	66	10,364	9,885	5

Asset Management	607	550	493	10	23	1,838	1,767	4

Corporate Center	(728)	78	1,743	–	–	(2,216)	1,184	–

Net revenues	5,766	6,241	6,817	(8)	(15)	17,885	20,956	(15)

Provision for credit losses (CHF million)

Wealth Management Clients	26	28	20	(7)	30	75	40	88

Corporate & Institutional Clients	10	11	5	(9)	100	40	(5)	–

Private Banking	36	39	25	(8)	44	115	35	229

Investment Banking	5	(14)	59	–	(92)	(15)	55	–

Provision for credit losses	41	25	84	64	(51)	100	90	11

Total operating expenses (CHF million)

Wealth Management Clients	1,608	1,638	2,115	(2)	(24)	4,966	5,548	(10)

Corporate & Institutional Clients	258	252	253	2	2	748	734	2

Private Banking	1,866	1,890	2,368	(1)	(21)	5,714	6,282	(9)

Investment Banking	2,783	2,540	2,642	10	5	8,490	8,859	(4)

Asset Management	385	417	396	(8)	(3)	1,229	1,277	(4)

Corporate Center	332	258	291	29	14	842	701	20

Total operating expenses	5,366	5,105	5,697	5	(6)	16,275	17,119	(5)

Income/(loss) before taxes (CHF million)

Wealth Management Clients	483	551	(9)	(12)	–	1,420	1,093	30

Corporate & Institutional Clients	206	224	216	(8)	(5)	650	710	(8)

Private Banking	689	775	207	(11)	233	2,070	1,803	15

Investment Banking	508	383	(720)	33	–	1,889	971	95

Asset Management	222	133	97	67	129	609	490	24

Corporate Center	(1,060)	(180)	1,452	489	–	(3,058)	483	–

Income before taxes	359	1,111	1,036	(68)	(65)	1,510	3,747	(60)

Core Results reporting by region

	in			% change		in		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Net revenues (CHF million)

Switzerland	1,794	1,933	1,874	(7)	(4)	5,655	5,832	(3)

EMEA	1,670	1,705	1,534	(2)	9	5,406	5,307	2

Americas	2,540	2,000	1,120	27	127	7,158	6,517	10

Asia Pacific	490	525	546	(7)	(10)	1,882	2,116	(11)

Corporate Center	(728)	78	1,743	–	–	(2,216)	1,184	–

Net revenues	5,766	6,241	6,817	(8)	(15)	17,885	20,956	(15)

Income/(loss) before taxes (CHF million)

Switzerland	562	738	604	(24)	(7)	1,967	1,971	0

EMEA	270	227	(159)	19	–	888	286	210

Americas	747	419	(774)	78	–	1,785	866	106

Asia Pacific	(160)	(93)	(87)	72	84	(72)	141	–

Corporate Center	(1,060)	(180)	1,452	489	–	(3,058)	483	–

Income before taxes	359	1,111	1,036	(68)	(65)	1,510	3,747	(60)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. For segment reporting purposes through the end of 2011, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse long-term vanilla debt as of the opening 1Q10 balance sheet was charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads was included in the Corporate Center.

Beginning in 1Q12, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on our funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than our Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses).

in	3Q12	2Q12	3Q11	9M12	9M11

Net income/(loss) attributable to shareholders, excluding impact from movements in own credit spreads (CHF million)	1,119	770	(598)	3,043	1,771

Fair value gains/(losses) from movements in own credit spreads	(1,048)	39	1,824	(2,563)	1,225

Of which fair value gains/(losses) on own long-term vanilla debt	(681)	109	1,277	(1,466)	1,022

Of which fair value gains/(losses) on debit valuation adjustments on structured notes	(338)	(18)	538	(838)	515

Of which fair value gains/(losses) on stand-alone derivatives	(29)	(52)	9	(259)	(312)

Tax expense/(benefit)	(183)	21	543	(606)	406

Net income attributable to shareholders	254	788	683	1,086	2,590

Regulatory capital excludes cumulative fair value gains/(losses) related to own long-term vanilla debt and structured notes, net of tax. Refer to “Treasury management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Results overview
Certain reclassifications have been made to prior periods to conform to the current presentation.
> Refer to “Format of presentation and changes in reporting” in Information and developments for further information.
In Private Banking, net revenues of CHF 2,591 million were stable compared to 3Q11, with lower transaction-based revenues, higher net interest income and stable recurring commissions and fees. The results reflected margin pressure in an adverse operating environment, partially mitigated by the continuing implementation of our strategic initiatives. Transaction-based revenues were 11% lower, driven by lower revenues across all major revenue categories, reflecting significantly lower client activity and lower transaction volumes. Net interest income increased 6%, reflecting higher average deposit and loan volumes. Recurring commissions and fees were stable as higher investment account and services fees were offset by lower investment product management fees and lower discretionary mandate management fees.

In Investment Banking, net revenues of CHF 3,296 million were up 66% compared to 3Q11. Results demonstrated strong franchise momentum and the continued execution of our refined strategy to increase operating and capital efficiencies. Fixed income sales and trading revenues were strong, reflecting solid client flow and favorable trading conditions. Relative to 3Q11, results were significantly higher, driven by a substantial increase in securitized products and global credit products revenues due to a more favorable market environment with greater client demand for higher yielding instruments, and improved results for emerging markets. We are benefitting from a more balanced business portfolio with reduced revenue volatility, reflecting the significant decline in inventory levels. Equity sales and trading revenues were resilient and increased relative to 3Q11, reflecting more favorable market conditions, with stronger revenues across equities arbitrage trading, convertibles and fund-linked products. Underwriting and advisory results were higher in the quarter relative to 2Q12 and 3Q11, driven by strong underwriting revenues due to robust issuance volumes and higher M&A, advisory and private placement fees.

In Asset Management, net revenues of CHF 607 million were up 23% compared to 3Q11. In July 2012, we sold our remaining ownership interest in Aberdeen Asset Management, resulting in a gain of CHF 140 million in 3Q12 and total gains of CHF 384 million in 2012, improving our capital position. Equity participations and other gains and losses also included an impairment of CHF 38 million related to Asset Management Finance LLC (AMF). Investment-related gains of CHF 101 million were significantly higher than the CHF 27 million gain in 2Q12 and the CHF 17 million loss in 3Q11, with gains in the energy and transport sectors and in hedge fund investments. Compared to 3Q11, fee-based revenues of CHF 438 million were down 14%, with lower carried interest on realized private equity gains and lower equity participations income. Our fee-based margin was 48 basis points compared to 56 basis points in 3Q11.

> Refer to “Private Banking”, “Investment Banking” and “Asset Management” for further information.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 3Q12, losses before taxes were CHF 1,060 million, including fair value losses on our long-term vanilla debt of CHF 681 million, fair value losses on stand-alone derivatives of CHF 29 million and DVA losses on certain structured notes liabilities of CHF 338 million, resulting in overall losses on such items of CHF 1,048 million in the quarter. The fair value losses on own vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 3Q12 results also included gains of CHF 382 million from the sale of real estate, CHF 104 million of costs recorded as Investment Banking revenues relating to the capital measures announced in July 2012 and business realignment costs of CHF 144 million, consisting primarily of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives.

> Refer to “Impact from movements in own credit spreads” for further information.
Provision for credit losses were net provisions of CHF 41 million in 3Q12, with net provisions of CHF 36 million in Private Banking and CHF 5 million in Investment Banking.
Total operating expenses of CHF 5,366 million were down 6% compared to 3Q11, primarily reflecting 16% lower general and administrative expenses. The decrease in general and administrative expenses reflected litigation provisions of CHF 478 million in Private Banking in 3Q11. The lower operating expenses also reflected our expense reduction initiative. Compensation and benefits were CHF 3,082 million, up 2% compared to 3Q11.

An income tax expense of CHF 101 million in 3Q12 mainly reflected the impact of the geographical mix of results, the re-assessment of deferred tax assets and related valuation allowances that led to increases of net deferred tax assets in the US, partially offset by an increase in the valuation allowances against deferred tax assets in the UK. In addition, the income tax expense was negatively influenced by the reduction of deferred tax asset caused by the impact of the change in UK corporation tax from 25% to 23% enacted in 3Q12.

Deferred tax assets on net operating losses decreased CHF 1,396 million to CHF 2,145 million during 3Q12. The decrease in deferred tax assets on net operating losses primarily related to taxable gains on transfers of assets within the consolidated Group for which associated tax charges have been deferred as other assets in accordance with Accounting Standards Codification (ASC) 810-10-45-8 (Consolidation – other presentation matters, formerly Accounting Research Bulletin (ARB) 51). The deferral will be amortized over a period of up to 15 years in line with ASC 810-10-45-8 principles and will be matched by future tax deductions. In addition, the impact of the UK corporation tax reduction and foreign exchange translation losses further reduced the net deferred tax assets. The decrease was partially offset by increases in net deferred tax assets as a result of the re-assessment of deferred tax assets and related valuation allowances in the UK and US. Overall, net deferred tax assets decreased by CHF 1,591 million to CHF 7,034 million during 3Q12. The Core Results effective tax rate was 28.1% in 3Q12, compared to 28.0% in 2Q12.

> Refer to “Note 20 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.
Assets under management were CHF 1,250.7 billion, up CHF 37.6 billion, or 3.1% compared to the end of 2Q12, mainly reflecting positive market performance and net new assets. Private Banking recorded net new assets of CHF 5.2 billion in 3Q12, including CHF 5.1 billion from Wealth Management Clients, with inflows across all regions, particularly from emerging markets and from its ultra-high-net-worth individual (UHNWI) client segment. Asset management recorded net asset outflows of CHF 0.5 billion in 3Q12, with inflows in alternative investments, more than offset by outflows in traditional investments and diversified strategies.

Overview of results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	3Q12	2Q12	3Q11	3Q12	2Q12	3Q11	3Q12	2Q12	3Q11	3Q12		2Q12		3Q11		3Q12	2Q12	3Q11		3Q12	2Q12	3Q11	3Q12	2Q12	3Q11

Statements of operations (CHF million)

Net revenues	2,591	2,704	2,600	3,296	2,909	1,981	607	550	493	(728)		78		1,743		5,766	6,241	6,817		78	34	(128)	5,844	6,275	6,689

Provision for credit losses	36	39	25	5	(14)	59	0	0	0	0		0		0		41	25	84		0	0	0	41	25	84

Compensation and benefits	1,049	1,107	1,092	1,520	1,457	1,463	237	256	228	276		180		227		3,082	3,000	3,010		12	5	57	3,094	3,005	3,067

General and administrative expenses	662	635	1,129	1,027	839	898	115	121	131	53		69		44		1,857	1,664	2,202		5	9	7	1,862	1,673	2,209

Commission expenses	155	148	147	236	244	281	33	40	37	3		9		20		427	441	485		0	0	0	427	441	485

Total other operating expenses	817	783	1,276	1,263	1,083	1,179	148	161	168	56		78		64		2,284	2,105	2,687		5	9	7	2,289	2,114	2,694

Total operating expenses	1,866	1,890	2,368	2,783	2,540	2,642	385	417	396	332		258		291		5,366	5,105	5,697		17	14	64	5,383	5,119	5,761

Income/(loss) before taxes	689	775	207	508	383	(720)	222	133	97	(1,060)		(180)		1,452		359	1,111	1,036		61	20	(192)	420	1,131	844

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		101	311	332		0	0	0	101	311	332

Net income	–	–	–	–	–	–	–	–	–	–		–		–		258	800	704		61	20	(192)	319	820	512

Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		4	12	21		61	20	(192)	65	32	(171)

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		254	788	683		–	–	–	254	788	683

Statement of operations metrics (%)

Cost/income ratio	72.0	69.9	91.1	84.4	87.3	133.4	63.4	75.8	80.3	–		–		–		93.1	81.8	83.6		–	–	–	92.1	81.6	86.1

Pre-tax income margin	26.6	28.7	8.0	15.4	13.2	(36.3)	36.6	24.2	19.7	–		–		–		6.2	17.8	15.2		–	–	–	7.2	18.0	12.6

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		28.1	28.0	32.0		–	–	–	24.0	27.5	39.3

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		4.4	12.6	10.0		–	–	–	4.3	12.6	10.2

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,667	7,360	7,057	18,833	19,327	19,017	2,846	3,080	3,155	1,818	[2]	1,911	[2]	1,122	[2]	31,161	31,666	30,338		–	–	–	31,161	31,666	30,338

Pre-tax return on average utilized economic capital (%) [3]	36.2	42.4	12.1	11.5	8.6	(14.6)	32.6	18.6	13.5	–		–		–		5.3	14.7	14.2		–	–	–	6.1	14.9	11.7

Balance sheet statistics (CHF million)

Total assets	376,989	366,609	346,744	772,480	796,613	825,416	24,074	23,647	22,739	(154,695)	[4]	(148,006)	[4]	(139,627)	[4]	1,018,848	1,038,863	1,055,272		4,444	4,592	6,249	1,023,292	1,043,455	1,061,521

Net loans	205,169	202,445	192,177	37,178	36,623	34,256	–	–	–	109		96		14		242,456	239,164	226,447		–	–	–	242,456	239,164	226,447

Goodwill	767	781	733	6,358	6,393	6,191	1,478	1,491	1,437	–		–		–		8,603	8,665	8,361		–	–	–	8,603	8,665	8,361

Number of employees (full-time equivalents)

Number of employees	24,100	23,800	24,700	20,600	20,600	22,100	2,800	2,900	3,000	900		900		900		48,400	48,200	50,700		–	–	–	48,400	48,200	50,700

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Key performance indicators
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

in / end of	Target	3Q12	9M12	2011	2010	2009

Growth (%)

Collaboration revenues [1]	18 - 20% of net revenues	20.2	17.8	16.8	14.4	15.5

Net new asset growth (annualized)	Above 6%	1.7	0.4	3.9	5.3	3.9

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [2]	Superior return vs. peer group	15.5	(6.2)	(39.4)	(23.3)	80.1

Total shareholder return of peer group [2,3]	–	14.6	24.6	(35.0)	(1.7)	36.6

Return on equity attributable to shareholders (annualized)	Above 15%	2.9	4.2	6.0	14.4	18.3

Core Results pre-tax income margin	Above 28%	6.2	8.4	10.8	22.2	25.5

Capital (%)

Tier 1 ratio (Basel II.5)	Compliance with Swiss "Too Big to Fail" and Basel III	18.5	18.5	15.2	14.2	–

1 Includes revenues recognized when more than one of the Group's three divisions participates in a particular transaction. Collaboration revenues are measured by a dedicated governance structure and implemented through revenue sharing agreements or internal revenue sharing awards. Only the net revenues generated by the transaction are considered. 2 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 3 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

In 3Q12, we began recording gains on the sale of real estate in connection with our July 2012 capital measures in the Corporate Center. Prior periods have been restated to conform to current presentation.

In 2Q12, we made a number of changes to the presentation of our results, mainly related to the legal merger of Clariden Leu into the Bank, the integration of our Private Banking and Investment Banking operations into a single function and other changes relating to the management and measurement of our assets under management and net new assets. As a result of these matters, prior period results of the Bank and its divisions and assets under management for the Group were restated.

> Refer to “Changes in reporting” in Information and developments in the Credit Suisse Financial Report 2Q12 for further information.
The definitions of regulatory capital and capital ratios mentioned below and in II - Treasury refer to the Swiss “Too Big to Fail” legislation adopted in September 2011 as determined by the Swiss Financial Market Supervisory Authority (FINMA). Ratio calculations based on these capital definitions use projected Basel III year-end 2012 risk-weighted assets. The expected year-end 2012 ratios are based on a pro-forma calculation assuming successful completion of the July 2012 capital measures, and using Bloomberg consensus net income estimates and our Basel III risk-weighted assets estimates.

As the Basel Committee on Banking Supervision (BCBS) Basel III framework (Basel III) will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets and capital for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Capital measures and target
On July 18, 2012, we announced a number of measures (the July 2012 capital measures) to accelerate the strengthening of our capital position in light of the current regulatory and market environment. We also announced a capital ratio target of 10% based on our estimate of the Look-through Swiss Core Capital ratio, which we expect to achieve by the middle of 2013. During 3Q12, we made significant progress in implementing the July 2012 capital measures, achieving CHF 12.8 billion of the CHF 15.3 billion target.

The measures are expected to result in a year-end 2012 Look-through Swiss Core Capital ratio of approximately 9.3%.
We announced a CHF 130 billion balance sheet reduction for the Group to under CHF 900 billion to be achieved by year-end 2013 on a foreign exchange neutral basis. Together with the July 2012 capital measures, this will improve our leverage ratio.

> Refer to “Progress made on capital measures in 3Q12” and “Capital ratio simulations” in II – Treasury, risk, balance sheet and off-balance sheet – Treasury management for further information.
Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve the cost structure. In 2011, we began implementing a number of cost efficiency initiatives with the goal of achieving CHF 2.0 billion in total cost savings compared to the annualized 6M11 expense run rate by the end of 2013. In July 2012, we announced an increased year-end 2013 cost savings target of a total of CHF 3.0 billion.

As we expect to exceed our previously announced cost savings, we increased our target by an additional CHF 0.5 billion of savings to be achieved during 2014 and a further CHF 0.5 billion during 2015, thereby targeting a total of CHF 4.0 billion of expense reductions compared to the annualized 6M11 expense run rate. The majority of these savings will be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions. We have also targeted further savings within our three operating divisions, principally within Investment Banking by driving synergies in our equities businesses and continuing to rationalize businesses in Fixed Income, underwriting and advisory. We expect to incur approximately CHF 240 million of business realignment costs associated with these measures in 4Q12, and an additional CHF 1 billion of such costs over the course of 2013 to 2015.

> Refer to “Strategy” in I – Information on the company in the Credit Suisse Annual Report 2011 and “Private Banking”, “Investment Banking” and “Asset Management” for further information.
Share Issuances
In 3Q12, we issued 33.5 million new Group shares to cover the 2Q12 purchase of the residual minority stake in Hedging-Griffo Investimentos S.A. (Hedging-Griffo), representing approximately 2.5% of our share capital upon issuance.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2011 for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.

On September 12, 2012, the European Commission published a proposal for a regulation that would empower the ECB as a single supervisor for banks in the 17 eurozone EU Member States, a communication explaining their plans to create a European banking union, and a proposal for a regulation that would define the role of the European Banking Authority under the new supervisory arrangements. These proposals contemplate an ongoing role for the existing national eurozone regulators.

On September 18, 2012 the Swiss Parliament adopted implementing ordinances related to the “Too Big to Fail” legislation including with regard to the implementation of Basel III into Swiss law. The ordinances will be effective January 1, 2013 and include requirements particular to systemically relevant banks, including specific capital, leverage, large exposure and Recovery and Resolution Plan requirements. A liquidity-related implementing ordinance under the legislation remains pending, part of which is expected to be completed by year-end 2012 and enter into force January 1, 2013, with further quantitative requirements specific to systemically relevant banks expected to be approved by Parliament and become effective in the first half of 2013. The further quantitative requirements are expected to be based on an existing agreement reached with FINMA.

On September 19, 2012, the staff of the US Commodity Futures Trading Commission (CFTC) issued guidance clarifying that swap dealer registration under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) will not be required until December 31, 2012, at the earliest, although swap dealers may register voluntarily before then. This guidance will have the effect of delaying the application of most CFTC rules under the Dodd-Frank Act to Credit Suisse until the earlier of December 31, 2012 or when Credit Suisse decides to register a subsidiary as a swap dealer.

Bilateral tax agreements between Switzerland and each of the UK and Austria have now been approved by the contracting countries and will enter into force on January 1, 2013. The agreement between Switzerland and Germany has been approved by Switzerland and is expected to be considered by German legislators before year-end 2012.

> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2011 for further information.
Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another.  Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.

> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2011 for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

> Refer to “Note 1 – Summary of significant accounting policies” and “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 3Q12, 51% and 39% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 4.9 billion during 3Q12, primarily reflecting decreases in trading assets and loans held-for-sale. The decrease in trading assets primarily reflected transfers out of level 3 and net settlements. The decrease in loans held-for-sale primarily reflected net settlements and transfers out of level 3.

Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 31.4 billion, compared to CHF 35.4 billion as of the end of 2Q12. As of the end of 3Q12, these assets comprised 3% of total assets and 6% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 7%, respectively, as of the end of 2Q12.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 3Q12 was 48,400, up 200 from 2Q12, reflecting seasonal graduate hiring, and down 2,300 from 3Q11. The decrease from 3Q11 reflected reductions in headcount in connection with our cost efficiency initiatives, primarily in Investment Banking and Private Banking.

Number of employees by division

	end of				% change

	3Q12		2Q12	3Q11	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	24,100		23,800	24,700	1	(2)

Investment Banking	20,600		20,600	22,100	0	(7)

Asset Management	2,800		2,900	3,000	(3)	(7)

Corporate Center	900		900	900	0	0

Number of employees	48,400	[1]	48,200	50,700	0	(5)

Reflects the integration of Clariden Leu and the integration of Private Banking and Investment Banking operations. Prior periods have been restated to reflect the current presentation.
1 Excludes 1,400 employees in connection with the cost efficiency initiatives.

Private Banking
In 3Q12, we reported income before taxes of CHF 689 million and net revenues of CHF 2,591 million.
Our results reflected margin pressure in an adverse operating environment, partially mitigated by the continuing implementation of our strategic initiatives. Net revenues were stable compared to 3Q11, with lower transaction-based revenues, higher net interest income and stable recurring commissions and fees. Net revenues were lower compared to 2Q12, reflecting a decrease in all major revenue categories. Lower transaction-based revenues mainly reflected gains in 2Q12 from the integration of Clariden Leu, partly offset by higher brokerage and product issuing fees in 3Q12. Recurring commissions and fees were lower, primarily due to semi-annual performance fees in 2Q12. Net interest income decreased slightly in a challenging interest rate environment.

Total operating expenses were stable compared to 3Q11, excluding 3Q11 litigation provisions of CHF 478 million. Compared to 2Q12, total operating expenses were stable. Compensation and benefits decreased CHF 58 million compared to 2Q12, reflecting our efficiency initiatives. General and administrative expenses increased 4% compared to 2Q12, primarily driven by higher regulatory costs.

Provision for credit losses were CHF 36 million on a net loan portfolio of CHF 205 billion.
In 3Q12, we attracted net new assets of CHF 5.1 billion in Wealth Management Clients across all regions, primarily from emerging markets, and from our UHNWI client segment.

Results

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net revenues	2,591	2,704	2,600	(4)	0	7,899	8,120	(3)

Provision for credit losses	36	39	25	(8)	44	115	35	229

Compensation and benefits	1,049	1,107	1,092	(5)	(4)	3,350	3,402	(2)

General and administrative expenses	662	635	1,129	4	(41)	1,916	2,407	(20)

Commission expenses	155	148	147	5	5	448	473	(5)

Total other operating expenses	817	783	1,276	4	(36)	2,364	2,880	(18)

Total operating expenses	1,866	1,890	2,368	(1)	(21)	5,714	6,282	(9)

Income before taxes	689	775	207	(11)	233	2,070	1,803	15

of which Wealth Management Clients	483	551	(9)	(12)	–	1,420	1,093	30

of which Corporate & Institutional Clients	206	224	216	(8)	(5)	650	710	(8)

Statement of operations metrics (%)

Cost/income ratio	72.0	69.9	91.1	–	–	72.3	77.4	–

Pre-tax income margin	26.6	28.7	8.0	–	–	26.2	22.2	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,667	7,360	7,057	4	9	7,490	6,916	8

Pre-tax return on average utilized economic capital (%) [1]	36.2	42.4	12.1	–	–	37.2	35.2	–

Number of employees (full-time equivalents)

Number of employees	24,100	23,800	24,700	1	(2)	24,100	24,700	(2)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Net revenue detail (CHF million)

Net interest income	1,147	1,165	1,082	(2)	6	3,438	3,356	2

Recurring commissions and fees	885	924	888	(4)	0	2,702	2,860	(6)

Transaction-based	559	615	630	(9)	(11)	1,759	1,904	(8)

Net revenues	2,591	2,704	2,600	(4)	0	7,899	8,120	(3)

Provision for credit losses (CHF million)

New provisions	61	68	55	(10)	11	210	150	40

Releases of provisions	(25)	(29)	(30)	(14)	(17)	(95)	(115)	(17)

Provision for credit losses	36	39	25	(8)	44	115	35	229

Balance sheet statistics (CHF million)

Net loans	205,169	202,445	192,177	1	7	205,169	192,177	7

of which Wealth Management Clients [1]	145,226	143,559	138,175	1	5	145,226	138,175	5

of which Corporate & Institutional Clients	59,943	58,886	54,002	2	11	59,943	54,002	11

Deposits	281,954	272,561	260,988	3	8	281,954	260,988	8

of which Wealth Management Clients [1]	216,795	212,566	201,179	2	8	216,795	201,179	8

of which Corporate & Institutional Clients	65,159	59,995	59,809	9	9	65,159	59,809	9

Number of relationship managers

Switzerland	1,570	1,630	1,740	(4)	(10)	1,570	1,740	(10)

EMEA	1,320	1,340	1,360	(1)	(3)	1,320	1,360	(3)

Americas	640	600	610	7	5	640	610	5

Asia Pacific	430	390	410	10	5	430	410	5

Wealth Management Clients	3,960	3,960	4,120	0	(4)	3,960	4,120	(4)

Corporate & Institutional Clients (Switzerland)	560	550	500	2	12	560	500	12

Number of relationship managers	4,520	4,510	4,620	0	(2)	4,520	4,620	(2)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

Results detail
The following provides a comparison of our 3Q12 results versus 3Q11 (YoY) and versus 2Q12 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Stable at CHF 2,591 million
Net revenues were stable, with lower transaction-based revenues offset by higher net interest income. Transaction-based revenues were 11% lower, driven by lower revenues across all major revenue categories, reflecting significantly lower client activity and lower transaction volumes. Net interest income increased 6%, reflecting higher average deposit and loan volumes. Deposit margins decreased significantly, reflecting the low interest rate environment. Loan margins were stable. Recurring commissions and fees were stable as higher investment account and services fees were offset by lower investment product management fees and lower discretionary mandate management fees.

QoQ: Down 4% from CHF 2,704 million to CHF 2,591 million
The decrease in net revenues was driven by a decrease in all major revenue categories. Transaction-based revenues decreased 9%, reflecting the gains in 2Q12 from the integration of Clariden Leu. Brokerage and product issuing fees and foreign exchange client business fees increased in 3Q12. Recurring commissions and fees were 4% lower, driven by the semi-annual performance fees included in 2Q12 and lower investment account and services fees in 3Q12, partly offset by higher banking services fees. Net interest income was slightly lower, reflecting slightly higher average loan volumes with stable margins and higher average deposit volumes with lower margins.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Up 44% from CHF 25 million to CHF 36 million
Wealth Management Clients recorded net provisions of CHF 26 million and Corporate & Institutional Clients recorded net provisions of CHF 10 million. Provision for credit losses reflected higher new provisions in both Wealth Management Clients and Corporate & Institutional Clients.

QoQ: Down 8% from CHF 39 million to CHF 36 million
Provision for credit losses were lower in both Wealth Management Clients and Corporate & Institutional Clients. In 2Q12, Wealth Management Clients recorded net provisions of CHF 28 million while Corporate & Institutional Clients recorded net provisions of CHF 11 million. Provision for credit losses reflected lower new provisions in both Wealth Management Clients and Corporate & Institutional Clients.

Operating expenses
Compensation and benefits
YoY: Down 4% from CHF 1,092 million to CHF 1,049 million
Lower compensation and benefits primarily reflected measures taken as part of our cost efficiency initiatives, resulting in lower salary expense. Discretionary performance-related compensation accruals decreased due to the lower results.

QoQ: Down 5% from CHF 1,107 million to CHF 1,049 million
The decrease primarily reflected measures taken as part of our cost efficiency initiatives.
General and administrative expenses
YoY: Down 41% from CHF 1,129 million to CHF 662 million
The decrease mainly reflected litigation provisions of CHF 478 million in 3Q11 in connection with US and German tax matters. Excluding the litigation provisions, general and administrative expenses were slightly higher, driven by higher regulatory costs.

QoQ: Up 4% from CHF 635 million to CHF 662 million
Higher general and administrative expenses were driven by higher regulatory costs.

Assets under management
Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Assets under management of CHF 1,023.6 billion were CHF 35.7 billion higher compared to the end of 2Q12 due to positive market movements and net new assets. Wealth Management Clients contributed net new assets of CHF 5.1 billion with inflows across all regions, particularly from emerging markets, and from our UHNWI client segment. Corporate & Institutional Clients in Switzerland reported inflows of CHF 0.1 billion. Average assets under management of Wealth Management Clients increased 2.9% compared to 2Q12.

Assets under management were CHF 106.6 billion higher compared to the end of 3Q11, driven primarily by positive market movements, and by net new assets and a favorable foreign exchange impact. Average assets under management in Wealth Management Clients increased 11.6% compared to 3Q11.

Assets under management - Private Banking

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Assets under management by region (CHF billion)

Switzerland	258.2	251.3	250.3	2.7	3.2	258.2	250.3	3.2

EMEA	277.9	271.3	255.6	2.4	8.7	277.9	255.6	8.7

Americas	162.6	153.9	133.6	5.7	21.7	162.6	133.6	21.7

Asia Pacific	104.6	97.6	82.3	7.2	27.1	104.6	82.3	27.1

Wealth Management Clients	803.3	774.1	721.8	3.8	11.3	803.3	721.8	11.3

Corporate & Institutional Clients (Switzerland)	220.3	213.8	195.2	3.0	12.9	220.3	195.2	12.9

Assets under management	1,023.6	987.9	917.0	3.6	11.6	1,023.6	917.0	11.6

Average assets under management (CHF billion)

Average assets under management	1,011.3	983.9	907.4	2.8	11.5	988.6	948.8	4.2

Assets under management by currency (CHF billion)

USD	324.7	308.2	271.3	5.4	19.7	324.7	271.3	19.7

EUR	191.3	187.9	192.4	1.8	(0.6)	191.3	192.4	(0.6)

CHF	359.5	350.0	329.7	2.7	9.0	359.5	329.7	9.0

Other	148.1	141.8	123.6	4.4	19.8	148.1	123.6	19.8

Assets under management	1,023.6	987.9	917.0	3.6	11.6	1,023.6	917.0	11.6

Net new assets by region (CHF billion)

Switzerland	0.1	0.7	(0.1)	(85.7)	–	2.1	7.0	(70.0)

EMEA	1.3	0.3	2.5	333.3	(48.0)	(0.8)	8.8	–

Americas	0.2	2.5	1.4	(92.0)	(85.7)	6.5	7.1	(8.5)

Asia Pacific	3.5	2.0	2.9	75.0	20.7	8.3	9.6	(13.5)

Wealth Management Clients	5.1	5.5	6.7	(7.3)	(23.9)	16.1	32.5	(50.5)

Corporate & Institutional Clients (Switzerland)	0.1	(2.1)	0.6	–	(83.3)	0.4	2.7	(85.2)

Net new assets	5.2	3.4	7.3	52.9	(28.8)	16.5	35.2	(53.1)

Growth in assets under management (CHF billion)

Net new assets	5.1	5.5	6.7	–	–	16.1	32.5	–

Other effects	24.1	(3.6)	(28.4)	–	–	37.0	(73.8)	–

of which market movements	24.6	(18.3)	(48.1)	–	–	38.2	(48.0)	–

of which currency	(0.4)	14.8	19.8	–	–	(0.7)	(19.0)	–

of which other	(0.1)	(0.1)	(0.1)	–	–	(0.5)	(6.8)	–

Wealth Management Clients	29.2	1.9	(21.7)	–	–	53.1	(41.3)	–

Corporate & Institutional Clients	6.5	2.5	(4.3)	–	–	17.3	(0.7)	–

Growth in assets under management	35.7	4.4	(26.0)	–	–	70.4	(42.0)	–

Growth in assets under management (annualized) (%)

Net new assets	2.1	1.4	3.1	–	–	2.3	4.9	–

of which Wealth Management Clients	2.6	2.8	3.6	–	–	2.9	5.7	–

of which Corporate & Institutional Clients	0.2	(4.0)	1.2	–	–	0.3	1.8	–

Other effects	12.4	0.4	(14.1)	–	–	7.5	(10.7)	–

Growth in assets under management	14.5	1.8	(11.0)	–	–	9.8	(5.8)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	2.6	2.8	4.4	–	–	–	–	–

of which Wealth Management Clients	2.9	3.0	5.0	–	–	–	–	–

of which Corporate & Institutional Clients	1.5	1.8	1.9	–	–	–	–	–

Other effects	9.0	2.0	(9.0)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	11.6	4.8	(4.6)	–	–	–	–	–

Progress on strategy implementation
We continue to make progress in implementing the initiatives announced in November 2011 to optimize Private Banking’s business portfolio and enhance profitability. Overall, we are well on track towards achieving the targeted profitability enhancement despite an adverse operating environment.

We completed the integration of Clariden Leu into Credit Suisse, including the banking platform and systems infrastructure, integrating 1,000 employees and over 110,000 clients. We also announced the sale of Clariden Leu Europe.

We rolled out a centralized coverage model for international affluent clients on our Swiss booking platform.
Wealth Management Clients
Net revenues
Net interest income
YoY: Up 7% from CHF 794 million to CHF 846 million
Higher net interest income reflected higher average loan and deposit volumes notwithstanding significantly lower deposit margins. Higher average deposit volumes reflected a continued risk-averse client asset mix and a higher average US dollar exchange rate against the Swiss franc.

QoQ: Down 2% from CHF 860 million to CHF 846 million
Slightly lower net interest income reflected slightly higher loan margins on stable average volumes and lower deposit margins on higher average volumes.
Recurring commissions and fees
YoY: Stable at CHF 780 million
Recurring commissions and fees were stable as higher investment account and services fees were offset by lower discretionary mandate management fees and lower investment product management fees. Recurring commissions and fees reflected a conservative client asset mix.

QoQ: Down 4% from CHF 809 million to CHF 780 million
The decrease in recurring commissions and fees was driven by semi-annual performance fees in 2Q12, partially offset by higher banking services fees in 3Q12.
Transaction-based
YoY: Down 10% from CHF 544 million to CHF 491 million
The decline was mainly driven by lower foreign exchange client business fees and lower brokerage and product issuing fees, reflecting lower client activity and lower transaction volumes.
QoQ: Down 10% from CHF 548 million to CHF 491 million
The decrease mainly reflected 2Q12 gains from the integration of Clariden Leu, of which CHF 41 million related to the sale of a non-core business. The prior period gain was partially offset by higher brokerage and product issuing fees and higher foreign exchange client business fees in 3Q12.

Gross margin
Our gross margin was 107 basis points in 3Q12, 13 basis points lower compared to 3Q11. Compared to 2Q12, the gross margin decreased eight basis points, reflecting the 2Q12 gains from the Clariden Leu integration, the continued adverse interest rate environment, the conservative client asset mix and low client activity.

Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net revenues	2,117	2,217	2,126	(5)	0	6,461	6,681	(3)

Provision for credit losses	26	28	20	(7)	30	75	40	88

Total operating expenses	1,608	1,638	2,115	(2)	(24)	4,966	5,548	(10)

Income/(loss) before taxes	483	551	(9)	(12)	–	1,420	1,093	30

Statement of operations metrics (%)

Cost/income ratio	76.0	73.9	99.5	–	–	76.9	83.0	–

Pre-tax income margin	22.8	24.9	(0.4)	–	–	22.0	16.4	–

Net revenue detail (CHF million)

Net interest income	846	860	794	(2)	7	2,534	2,474	2

Recurring commissions and fees	780	809	788	(4)	(1)	2,367	2,535	(7)

Transaction-based	491	548	544	(10)	(10)	1,560	1,672	(7)

Net revenues	2,117	2,217	2,126	(5)	0	6,461	6,681	(3)

Average assets under management (CHF billion)

Average assets under management	794.3	772.0	711.5	2.9	11.6	776.6	750.2	3.5

Gross margin (annualized) (bp) [1]

Net interest income	43	45	45	–	–	43	44	–

Recurring commissions and fees	39	42	44	–	–	41	45	–

Transaction-based	25	28	31	–	–	27	30	–

Gross margin	107	115	120	–	–	111	119	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Up 5% from CHF 288 million to CHF 301 million
The increase reflected lower loan margins on higher average volumes and significantly lower deposit margins on higher average volumes.
QoQ: Stable at CHF 301 million
Stable net interest income reflected lower loan margins on slightly higher average volumes and lower deposit margins on higher average volumes.
Recurring commissions and fees
YoY: Up 5% from CHF 100 million to CHF 105 million
The increase was mainly driven by higher investment account and services fees.
QoQ: Down 9% from CHF 115 million to CHF 105 million
Recurring commissions and fees decreased, primarily reflecting lower investment account and services fees.
Transaction-based
YoY: Down 21% from CHF 86 million to CHF 68 million
The decrease was mainly driven by fair value losses on the Clock Finance transaction of CHF 9 million compared to fair value gains of CHF 6 million in 3Q11.
QoQ: Stable at CHF 68 million
Transaction-based revenues were stable, as higher corporate advisory fees and higher foreign exchange client business fees were mostly offset by higher fair value losses on the Clock Finance transaction of CHF 9 million compared to fair value losses of CHF 4 million in 2Q12.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net revenues	474	487	474	(3)	0	1,438	1,439	0

Provision for credit losses	10	11	5	(9)	100	40	(5)	–

Total operating expenses	258	252	253	2	2	748	734	2

Income before taxes	206	224	216	(8)	(5)	650	710	(8)

Statement of operations metrics (%)

Cost/income ratio	54.4	51.7	53.4	–	–	52.0	51.0	–

Pre-tax income margin	43.5	46.0	45.6	–	–	45.2	49.3	–

Net revenue detail (CHF million)

Net interest income	301	305	288	(1)	5	904	882	2

Recurring commissions and fees	105	115	100	(9)	5	335	325	3

Transaction-based	68	67	86	1	(21)	199	232	(14)

Net revenues	474	487	474	(3)	0	1,438	1,439	0

Investment Banking
In 3Q12, we reported income before taxes of CHF 508 million and net revenues of CHF 3,296 million. Results demonstrated strong franchise momentum and the continued execution of our refined strategy to increase operating and capital efficiencies.

Fixed income sales and trading revenues were strong, reflecting solid client flow and favorable trading conditions. Relative to 3Q11, results were significantly higher, driven by a substantial increase in securitized products and global credit products revenues due to a more favorable market environment with greater client demand for higher yielding instruments, and improved results for emerging markets. We are benefitting from a more balanced business portfolio with reduced revenue volatility, reflecting the significant decline in inventory levels. Revenues also increased compared to 2Q12 due to stronger performance in securitized products and global credit products, higher revenues from corporate lending and lower losses from businesses we are exiting.

Equity sales and trading revenues were resilient and increased relative to 3Q11, reflecting more favorable market conditions, with stronger revenues across equities arbitrage trading, convertibles and fund-linked products. Relative to 2Q12, results were lower due to weaker derivatives revenues driven by our conservative risk positioning in Asia and a seasonal decline in prime services revenues.

Underwriting and advisory results were higher in the quarter relative to 2Q12 and 3Q11, driven by strong underwriting revenues due to robust issuance volumes and higher M&A, advisory and private placement fees.

Results were impacted by higher litigation provisions in 3Q12, including certain significant matters totaling CHF 136 million primarily concerning mortgage-related matters. Compensation and benefits increased CHF 63 million, or 4%, from 2Q12, primarily reflecting higher deferred compensation expense from prior-year awards. Total operating expenses in 9M12, excluding the deferred compensation expense of CHF 418 million related to 2011 Partner Asset Facility (PAF2) in 1Q12 and the significant litigation matters, were down CHF 923 million, or 10%, compared to 9M11.

In Swiss francs, net revenues increased 66% and total operating expenses increased 5%. In US dollars, net revenues were up 46% and total operating expenses declined 8% from 3Q11.
Results

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net revenues	3,296	2,909	1,981	13	66	10,364	9,885	5

Provision for credit losses	5	(14)	59	–	(92)	(15)	55	–

Compensation and benefits	1,520	1,457	1,463	4	4	5,053	5,351	(6)

General and administrative expenses	1,027	839	898	22	14	2,705	2,613	4

Commission expenses	236	244	281	(3)	(16)	732	895	(18)

Total other operating expenses	1,263	1,083	1,179	17	7	3,437	3,508	(2)

Total operating expenses	2,783	2,540	2,642	10	5	8,490	8,859	(4)

Income/(loss) before taxes	508	383	(720)	33	–	1,889	971	95

Statement of operations metrics (%)

Cost/income ratio	84.4	87.3	133.4	–	–	81.9	89.6	–

Pre-tax income margin	15.4	13.2	(36.3)	–	–	18.2	9.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	18,833	19,327	19,017	(3)	(1)	19,118	19,051	0

Pre-tax return on average utilized economic capital (%) [1]	11.5	8.6	(14.6)	–	–	13.9	7.3	–

Number of employees (full-time equivalents)

Number of employees	20,600	20,600	22,100	0	(7)	20,600	22,100	(7)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Net revenue detail (CHF million)

Debt underwriting	410	312	312	31	31	1,150	1,212	(5)

Equity underwriting	170	97	113	75	50	387	608	(36)

Total underwriting	580	409	425	42	36	1,537	1,820	(16)

Advisory and other fees	288	235	181	23	59	736	681	8

Total underwriting and advisory	868	644	606	35	43	2,273	2,501	(9)

Fixed income sales and trading	1,496	1,190	538	26	178	4,719	3,713	27

Equity sales and trading	1,026	1,150	894	(11)	15	3,587	3,757	(5)

Total sales and trading	2,522	2,340	1,432	8	76	8,306	7,470	11

Other	(94)	(75)	(57)	25	65	(215)	(86)	150

Net revenues	3,296	2,909	1,981	13	66	10,364	9,885	5

Average one-day, 98% risk management Value-at-Risk (CHF million)

Interest rate & credit spread	52	56	69	(7)	(25)	60	72	(17)

Foreign exchange	9	18	10	(50)	(10)	15	12	25

Commodity	2	3	7	(33)	(71)	3	12	(75)

Equity	25	20	20	25	25	22	24	(8)

Diversification benefit	(38)	(37)	(30)	3	27	(40)	(45)	(11)

Average one-day, 98% risk management Value-at-Risk	50	60	76	(17)	(34)	60	75	(20)

Basel III risk-weighted assets (billion) [1,2]

Risk-weighted assets (CHF)	191	195	268	(2)	(29)	191	268	(29)

Risk-weighted assets (USD)	204	206	295	(1)	(31)	204	295	(31)

1 Refer to "BIS statistics (Basel II.5)" in II – Treasury, risk, balance sheet and off-balance sheet – Treasury management for information on the currently applicable Basel II.5 framework. 2 As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets and capital for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Results detail
The following provides a comparison of our 3Q12 results versus 3Q11 (YoY) and versus 2Q12 (QoQ).
Net revenues
Debt underwriting
YoY: Up 31% from CHF 312 million to CHF 410 million
The increase was primarily driven by higher revenues from leveraged finance, reflecting substantially higher industry-wide high yield issuance volumes and improved market share. We also had higher results in investment grade due to a significant increase in global issuance volumes.

QoQ: Up 31% from CHF 312 million to CHF 410 million
The increase was primarily due to higher results in leveraged finance, driven by increased industry-wide high yield issuance volumes and improved market share. Revenues from investment grade were higher due to increases in both global industry-wide issuance volumes and market share.

Equity underwriting
YoY: Up 50% from CHF 113 million to CHF 170 million
The increase was primarily driven by higher revenues from convertible offerings due to higher levels of global convertible issuance volumes. Revenues from follow-on offerings also increased, reflecting significantly higher levels of industry-wide follow-on issuance volumes and increased market share, offset by lower revenues from initial public offerings (IPOs).

QoQ: Up 75% from CHF 97 million to CHF 170 million
The increase was due to improved results in follow-on and convertibles offerings, driven by higher global issuance volumes and stronger market share in both products. The increases were partially offset by lower revenues from IPOs, reflecting lower global industry-wide IPO volumes.

Advisory and other fees
YoY: Up 59% from CHF 181 million to CHF 288 million
The increase was due to higher M&A fees despite a slight decline in global industry-wide completed M&A activity. We also had higher private placement fees, driven by a large Private Investment in Public Equity (PIPE) transaction in the energy sector.

QoQ: Up 23% from CHF 235 million to CHF 288 million
The increase was driven by higher revenues from private placement fees, primarily from the large PIPE transaction in the energy sector.
Fixed income sales and trading
YoY: Up 178% from CHF 538 million to CHF 1,496 million
The increase was primarily driven by strong and substantially improved results in securitized products and global credit products compared to weak performance in 3Q11, and higher revenues in emerging markets, especially in Latin America. In 3Q11, global credit products performance was impacted by challenging market-making conditions, weak client activity, reduced liquidity in the markets and widening credit spreads that led to valuation reductions on inventory positions. Securitized products revenues were also significantly lower in 3Q11 due to subdued client activity and valuation reductions on client flow inventory positions that were driven by a steep decline in cash and synthetic mortgage bond prices. Since the announcement of our refined strategy in November 2011, inventory levels across securitized products and global credit products have been reduced substantially, decreasing overall revenue volatility and resulting in a more balanced business portfolio. In addition, client activity was robust in both securitized products and global credit products during the quarter, reflecting greater client demand for higher yielding instruments. During the quarter, we refined our approach for determining the loss given default (LGD) parameter used in the valuation model for our corporate loan book. This approach, which is more granular and recognizes the seniority of certain unsecured loans, aligns the LGD used for regulatory capital calculations and valuation purposes. This refinement benefitted our results in corporate banking by CHF 72 million. Increases in revenues in 3Q12 were partly offset by lower results in global rates due to weaker client flow and losses of CHF 60 million from businesses we are exiting compared to gains of CHF 28 million in 3Q11. At the end of the quarter, fixed income Basel III risk-weighted assets totaled USD 131 billion, a reduction of 43% from a year ago, while revenues increased 178%.

QoQ: Up 26% from CHF 1,190 million to CHF 1,496 million
The increase was primarily driven by higher revenues in securitized products due to robust client flow in non-agency and agency residential mortgage-backed securities (RMBS) and asset finance. We had improved results in corporate lending, including the benefit from the refinement of the LGD valuation model. In the quarter, we incurred losses of CHF 60 million from businesses we are exiting compared to losses of CHF 139 million in 2Q12. In addition, we had increased revenues in global credit products, driven by strong client demand for high yielding instruments. These results were partially offset by lower revenues in emerging markets due to weaker levels of client activity. Fixed income Basel III risk-weighted assets were reduced by USD 8 billion from 2Q12.

Equity sales and trading
YoY: Up 15% from CHF 894 million to CHF 1,026 million
The increase was driven by higher revenues in equities arbitrage trading, convertibles and fund-linked products, reflecting more favorable capital market conditions despite lower secondary market volumes. The increase was partially offset by a decline in derivatives results, driven by our conservative risk positioning in Asia. Prime services results were resilient, but lower due to decreased client activity that offset market share gains.

QoQ: Down 11% from CHF 1,150 million to CHF 1,026 million
The decrease was primarily driven by weaker results in derivatives, reflecting our conservative risk positioning in Asia. We also had lower revenues in prime services due to lower client activity following a seasonally strong second quarter dividend season. The decreases were partially offset by improved performance in equity arbitrage trading, fund-linked products and convertibles, driven by more favorable trading conditions relative to 2Q12.

Provision for credit losses
YoY: From CHF 59 million to CHF 5 million
The change reflected significantly lower provisions, as the prior-year period included provisions against a guarantee provided in 2010 to a third-party bank, and also lower releases.
QoQ: From CHF (14) million to CHF 5 million
The change reflected lower provisions and lower releases.
Operating expenses
Compensation and benefits
YoY: Up 4% from CHF 1,463 million to CHF 1,520 million
The increase reflected the foreign exchange translation impact. In US dollars, compensation expenses decreased 9%, driven by lower salaries and other employee benefits, deferred compensation and related social security expenses.

QoQ: Up 4% from CHF 1,457 million to CHF 1,520 million
The increase was primarily driven by higher deferred compensation expense from prior-year awards and higher discretionary performance-related compensation expense, reflecting the improved results. The increase was slightly offset by a decrease in social security expenses due to share award deliveries in the second quarter.

General and administrative expenses
YoY: Up 14% from CHF 898 million to CHF 1,027 million
The increase was driven by higher litigation provisions, including certain significant matters totaling CHF 136 million, primarily concerning mortgage-related matters. The increase was partially offset by a decrease in the UK bank levy accrual, which was enacted in 3Q11.

QoQ: Up 22% from CHF 839 million to CHF 1,027 million
The increase was primarily driven by the increase in litigation provisions.
Market share momentum
– Ranked number two globally with 13.7% market share in the inaugural global survey for the prime brokerage industry from Hedge Fund Intelligence. The survey combines the results of the 2012 prime brokerage surveys of hedge fund assets from EuroHedge, AsiaHedge and US Absolute Return.

– Advanced to number three globally for completed M&A volumes by Dealogic for 9M12, up from number six for full year 2011.
– Ranked number three by Dealogic for global high yield debt issuance with 8.5% market share for 9M12, up from number five with 8.0% market share for full year 2011.
Progress on strategy implementation
Investment Banking continued to focus on executing our refined strategy announced in November 2011, resulting in more consistent performance, underscored by increased operating and capital efficiencies. In 3Q12, we made significant progress in lowering our expense base, further increasing our operating efficiency. In addition, we further reduced Basel III risk-weighted assets by USD 2 billion to USD 204 billion, bringing the cumulative reduction in Basel III risk-weighted assets to USD 91 billion since 3Q11. We announced a further 10% reduction in risk-weighted assets to USD 180 billion by year-end 2013.

Our progress is evident in the significant increase in pre-tax income of CHF 1,889 million in 9M12 from CHF 971 million 9M11, despite stable revenue levels. Our pre-tax margin also increased to 18% in 9M12 from 10% in 9M11.

Asset Management
In 3Q12, we reported income before taxes of CHF 222 million and net revenues of CHF 607 million.
In July 2012, we sold our remaining ownership interest in Aberdeen, resulting in a gain of CHF 140 million in 3Q12 and total gains of CHF 384 million in 2012, improving our capital position. In 2Q12 and 3Q11, we recognized gains of CHF 66 million and CHF 15 million, respectively, from earlier sales. Equity participations and other gains and losses also included an impairment of CHF 38 million related to Asset Management Finance LLC (AMF). Excluding the gains from the Aberdeen sales and the impairment related to AMF, income before taxes was CHF 120 million in 3Q12, CHF 67 million in 2Q12 and CHF 82 million in 3Q11.

Investment-related gains of CHF 101 million were significantly higher than the CHF 27 million gain in 2Q12 and the CHF 17 million loss in 3Q11, with gains in the energy and transport sectors and in hedge fund investments. Compared to 3Q11, fee-based revenues of CHF 438 million were down 14%, with lower carried interest on realized private equity gains and lower equity participations income. Our fee-based margin was 48 basis points compared to 56 basis points in 3Q11.

Total operating expenses of CHF 385 million were down 8% compared to 2Q12, primarily from lower compensation and benefits expense, and down 3% compared to 3Q11. Total operating expenses for 9M12 were down 4% compared to 9M11, despite the adverse foreign exchange translation impact.

In 3Q12, assets under management increased 2.3%. We had net asset outflows of CHF 0.5 billion, with outflows in traditional and diversified investments partially offset by inflows in alternative investments.

We made progress on the measures announced in July 2012 on our intention to move to a more liquid and capital-efficient alternatives business.
Results

	in / end of			% change		in / end of		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Statements of operations (CHF million)

Net revenues	607	550	493	10	23	1,838	1,767	4

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	237	256	228	(7)	4	763	752	1

General and administrative expenses	115	121	131	(5)	(12)	357	409	(13)

Commission expenses	33	40	37	(18)	(11)	109	116	(6)

Total other operating expenses	148	161	168	(8)	(12)	466	525	(11)

Total operating expenses	385	417	396	(8)	(3)	1,229	1,277	(4)

Income before taxes	222	133	97	67	129	609	490	24

Statement of operations metrics (%)

Cost/income ratio	63.4	75.8	80.3	–	–	66.9	72.3	–

Pre-tax income margin	36.6	24.2	19.7	–	–	33.1	27.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,846	3,080	3,155	(8)	(10)	2,999	3,249	(8)

Pre-tax return on average utilized economic capital (%) [1]	32.6	18.6	13.5	–	–	28.5	21.1	–

Number of employees (full-time equivalents)

Number of employees	2,800	2,900	3,000	(3)	(7)	2,800	3,000	(7)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change		in		% change

	3Q12	2Q12	3Q11	QoQ	YoY	9M12	9M11	YoY

Net revenue detail by type (CHF million)

Asset management fees	330	326	328	1	1	985	1,009	(2)

Placement, transaction and other fees	56	51	66	10	(15)	151	188	(20)

Performance fees and carried interest	40	74	86	(46)	(53)	148	180	(18)

Equity participations income	12	27	28	(56)	(57)	59	96	(39)

Fee-based revenues	438	478	508	(8)	(14)	1,343	1,473	(9)

Investment-related gains/(losses)	101	27	(17)	274	–	229	299	(23)

Equity participations and other gains/(losses)	102	69	15	48	–	341	11	–

Other revenues [1]	(34)	(24)	(13)	42	162	(75)	(16)	369

Net revenues	607	550	493	10	23	1,838	1,767	4

Net revenue detail by investment strategies (CHF million)

Alternative investments	280	328	348	(15)	(20)	872	933	(7)

Traditional investments	120	123	143	(2)	(16)	367	451	(19)

Diversified investments [2]	118	82	23	44	413	401	103	289

Other	(12)	(10)	(4)	20	200	(31)	(19)	63

Net revenues before investment-related gains	506	523	510	(3)	(1)	1,609	1,468	10

Investment-related gains/(losses)	101	27	(17)	274	–	229	299	(23)

Net revenues	607	550	493	10	23	1,838	1,767	4

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [3]	48	53	56	–	–	49	52	–

1 Includes allocated funding costs. 2 Includes revenues relating to management of the 2008 Partner Asset Facility and income from our former investment in Aberdeen. 3 Fee-based revenues divided by average assets under management.

Results detail
The following provides a comparison of our 3Q12 results versus 3Q11 (YoY) and versus 2Q12 (QoQ).
Net revenues
Asset management fees
YoY: Stable at CHF 330 million
Higher fees in alternative investments were partially offset by lower fees in traditional investments. Higher fees in alternative investments reflected the final closing of a secondary private equity fund in 1Q12 and higher average assets under management in private equity fund of funds and index solutions, partially offset by the closure and restructuring of certain product lines in 2011. Lower fees in traditional investments primarily reflected a decrease in average assets under management.

QoQ: Stable at CHF 330 million
Management fees increased slightly in alternative investments, largely from higher fees in private equity, index solutions and single manager hedge funds, and were stable in traditional investments. Average assets under management increased 1.6%.

Placement, transaction and other fees
YoY: Down 15% from CHF 66 million to CHF 56 million
The decrease primarily reflected lower private equity placement fees in 3Q12, compared to a strong 3Q11.
QoQ: Up 10% from CHF 51 million to CHF 56 million
The increase reflected higher private equity placement fees, real estate transaction fees and other fees.
Performance fees and carried interest
YoY: Down 53% from CHF 86 million to CHF 40 million
The decrease reflected lower carried interest from realized private equity gains, which in 3Q11 included significant gains from the sale of a portfolio company in the healthcare sector. Performance fees were higher relative to 3Q11 due to a claw-back of performance fees in diversified investments in 3Q11 relating to the management of the 2008 Partner Asset Facility and from higher fees in 3Q12 in single-manager hedge funds and credit strategies.

QoQ: Down 46% from CHF 74 million to CHF 40 million
The decrease was mainly due to semi-annual performance fees from Hedging-Griffo in 2Q12, partially offset by higher carried interest from realized private equity gains and higher performance fees in single-manager hedge funds.

Equity participations income
YoY: Down 57% from CHF 28 million to CHF 12 million
The decrease was primarily from lower revenues in diversified investments due to the sale of our ownership interest in Aberdeen and lower revenues in single-manager hedge funds, partially offset by higher equity income from private equity joint ventures.

QoQ: Down 56% from CHF 27 million to CHF 12 million
The decrease was primarily from lower revenues due to our sale of Aberdeen and from emerging markets participations within alternative investments.
Investment-related gains/(losses)
YoY: Up from CHF (17) million to CHF 101 million
In 3Q12, the gains of CHF 101 million reflected gains in private equity investments mainly in the energy and transport sectors and in hedge fund investments. In 3Q11, the losses of CHF 17 million reflected losses in private equity investments in the technology, energy and industrial sectors, partially offset by gains in the healthcare sector.

QoQ: Up 274% from CHF 27 million to CHF 101 million
In 3Q12, the gains of CHF 101 million reflected gains in private equity investments mainly in the energy and transport sectors and in hedge fund investments. In 2Q12, the gains of CHF 27 million reflected gains in private equity investments mainly in the commodities and financial sectors, offset in part by losses in the energy sector.

Equity participations and other gains/(losses)
YoY: Up from CHF 15 million to CHF 102 million
In 3Q12 we recognized a gain of CHF 140 million from the sale of our remaining 7.0% ownership interest in Aberdeen, partially offset by an impairment of CHF 38 million related to AMF. A gain of CHF 15 million in 3Q11 reflected a partial sale of our ownership interest in Aberdeen.

QoQ: Up 48% from CHF 69 million to CHF 102 million
In 3Q12 we recognized the gain on sale of our remaining ownership interest in Aberdeen, partially offset by the impairment related to AMF. In 2Q12 we recognized CHF 66 million from the partial sale of our ownership interest in Aberdeen and a small gain on the partial sale of a joint venture investment.

Operating expenses
Compensation and benefits
YoY: Up 4% from CHF 228 million to CHF 237 million
The increase included an adverse foreign exchange translation impact, higher deferred compensation expenses from prior-year awards and slightly higher discretionary performance-related compensation expense, partially offset by lower salaries, severance and benefits and taxes.

QoQ: Down 7% from CHF 256 million to CHF 237 million
The decrease was primarily due to lower social security taxes on share award settlements and deferred compensation expenses from prior year awards.
General and administrative expenses
YoY: Down 12% from CHF 131 million to CHF 115 million
The decrease mainly reflected lower IT-related costs and non-credit-related provisions in 3Q11.
QoQ: Down 5% from CHF 121 million to CHF 115 million
The decrease mainly reflected reductions across most expense categories in 3Q12, offset in part by the release of expense provisions in 2Q12.

Assets under management - Asset Management

	in / end of				% change		in / end of			% change

	3Q12	2Q12	3Q11		QoQ	YoY	9M12	9M11		YoY

Assets under management (CHF billion)

Alternative investments	205.1	199.1	188.3		3.0	8.9	205.1	188.3		8.9

of which hedge funds	24.2	24.8	25.6		(2.4)	(5.5)	24.2	25.6		(5.5)

of which private equity	28.5	28.9	27.2		(1.4)	4.8	28.5	27.2		4.8

of which real estate & commodities	48.8	47.8	46.5		2.1	4.9	48.8	46.5		4.9

of which credit	21.0	19.7	17.7		6.6	18.6	21.0	17.7		18.6

of which ETF	16.1	15.1	14.4		6.6	11.8	16.1	14.4		11.8

of which index strategies	61.2	58.3	50.8		5.0	20.5	61.2	50.8		20.5

of which other	5.3	4.5	6.1		17.8	(13.1)	5.3	6.1		(13.1)

Traditional investments	163.4	160.5	176.0		1.8	(7.2)	163.4	176.0		(7.2)

of which multi-asset class solutions	106.0	103.0	117.1		2.9	(9.5)	106.0	117.1		(9.5)

of which fixed income & equities	57.4	57.5	58.9		(0.2)	(2.5)	57.4	58.9		(2.5)

Diversified investments	0.4	0.9	0.9		(55.6)	(55.6)	0.4	0.9		(55.6)

Assets under management [1]	368.9	360.5	365.2		2.3	1.0	368.9	365.2		1.0

Average assets under management (CHF billion)

Average assets under management	367.3	361.5	364.5		1.6	0.8	365.3	379.9		(3.8)

Assets under management by currency (CHF billion)

USD	95.8	93.5	95.9		2.5	(0.1)	95.8	95.9		(0.1)

EUR	47.5	47.3	56.0		0.4	(15.2)	47.5	56.0		(15.2)

CHF	198.9	195.1	191.9		1.9	3.6	198.9	191.9		3.6

Other	26.7	24.6	21.4		8.5	24.8	26.7	21.4		24.8

Assets under management	368.9	360.5	365.2		2.3	1.0	368.9	365.2		1.0

Growth in assets under management (CHF billion)

Net new assets [2]	(0.5)	0.4	1.5		–	–	(11.5)	11.9		–

Other effects	8.9	(0.7)	(15.5)		–	–	15.2	(28.7)		–

of which market movements	10.5	(1.9)	(15.9)		–	–	22.2	(14.1)		–

of which currency	(0.6)	3.9	7.5		–	–	(1.9)	(7.6)		–

of which other	(1.0)	(2.7)	(7.1)	[3]	–	–	(5.1)	(7.0)	[3]	–

Growth in assets under management	8.4	(0.3)	(14.0)		–	–	3.7	(16.8)		–

Growth in assets under management (annualized) (%)

Net new assets	(0.6)	0.4	1.6		–	–	(4.2)	4.2		–

Other effects	9.9	(0.8)	(16.4)		–	–	5.5	(10.0)		–

Growth in assets under management	9.3	(0.4)	(14.8)		–	–	1.3	(5.8)		–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(5.0)	(4.3)	4.1		–	–	–	–		–

Other effects	6.0	(0.7)	(8.0)		–	–	–	–		–

Growth in assets under management (rolling four-quarter average)	1.0	(5.0)	(3.9)		–	–	–	–		–

Principal investments (CHF billion)

Principal investments [4]	3.6	3.7	3.2		(2.7)	12.5	3.6	3.2		12.5

1 Excludes our portion of assets under management from our former investment in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee was earned. Periods prior to 3Q11 have not been restated. 4 Primarily private equity investments.

Assets under management
Assets under management as of the end of 3Q12 were CHF 368.9 billion, up 2.3% compared with 2Q12, benefiting from positive market performance. We had net asset outflows of CHF 0.5 billion in 3Q12. There were outflows of CHF 1.0 billion in traditional investments, with outflows from multi-asset class solutions and fixed income partially offset by inflows in equities, and an outflow of CHF 0.6 billion from a single mandate in diversified investments. These outflows were partially offset by inflows of CHF 1.1 billion in alternative investments, primarily from emerging markets, credit strategies and index strategies, partially offset by outflows in hedge funds. Average assets under management at CHF 367.3 billion were 1.6% higher compared to 2Q12.

Compared to 3Q11, assets under management were up 1.0%. The increase primarily reflected positive market performance and favorable foreign exchange-related movements, partially offset by net asset outflows. Average assets under management increased 0.8%.

Progress on strategy implementation
As part of the capital measures announced on July 18, 2012, we have decided to pursue the option of a sale of our ETF business in addition to the private equity businesses previously announced. We have no further plans for the divestment of businesses in Asset Management.

Assets under management
We had net asset inflows of CHF 5.3 billion during 3Q12 and assets under management of CHF 1,250.7 billion as of the end of 3Q12.
Assets under management
Assets under management reflect the changes in reporting as discussed in “Core Results – Information and developments – Changes in reporting”.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

As of the end of 3Q12, assets under management were CHF 1,250.7 billion, up CHF 37.6 billion, or 3.1%, compared to the end of 2Q12, mainly reflecting positive market performance and net new assets.
Compared to the end of 3Q11, assets under management were up CHF 99.3 billion, or 8.6%, mostly driven by positive market performance, favorable foreign exchange-related movements and net new asset inflows.

In Private Banking, assets under management were CHF 1,023.6 billion, up CHF 35.7 billion, or 3.6%, compared to the end of 2Q12, and up CHF 106.6 billion, or 11.6%, compared to the end of 3Q11. In Asset Management, assets under management were CHF 368.9 billion, up CHF 8.4 billion, or 2.3%, compared to the end of 2Q12, and up CHF 3.7 billion, stable compared to the end of 3Q11.

> Refer to “Private Banking” and “Asset Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Private Banking recorded net new assets of CHF 5.2 billion in 3Q12, including CHF 5.1 billion from Wealth Management Clients, with inflows across all regions, particularly from emerging markets and from its UHNWI client segment. Asset Management recorded net asset outflows of CHF 0.5 billion in 3Q12, with inflows in alternative investments, more than offset by outflows in traditional investments and diversified strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

	end of				% change

	3Q12	2Q12	4Q11	3Q11	QoQ	Ytd	YoY

Assets under management (CHF billion)

Private Banking	1,023.6	987.9	953.2	917.0	3.6	7.4	11.6

Asset Management	368.9	360.5	365.2	365.2	2.3	1.0	1.0

Assets managed by Asset Management for Private Banking clients	(141.8)	(135.3)	(133.2)	(130.8)	4.8	6.5	8.4

Assets under management	1,250.7	1,213.1	1,185.2	1,151.4	3.1	5.5	8.6

of which discretionary assets	406.1	391.6	390.2	390.6	3.7	4.1	4.0

of which advisory assets	844.6	821.5	795.0	760.8	2.8	6.2	11.0

Client assets (CHF billion)

Private Banking	1,236.6	1,195.6	1,159.4	1,115.2	3.4	6.7	10.9

Asset Management	368.9	360.5	365.2	365.2	2.3	1.0	1.0

Assets managed by Asset Management for Private Banking clients	(141.8)	(135.3)	(133.2)	(130.8)	4.8	6.5	8.4

Client assets	1,463.7	1,420.8	1,391.4	1,349.6	3.0	5.2	8.5

Growth in assets under management

in	3Q12	2Q12	3Q11		9M12	9M11

Growth in assets under management (CHF billion)

Private Banking	5.2	3.4	7.3		16.5	35.2

Asset Management [1]	(0.5)	0.4	1.5		(11.5)	11.9

Assets managed by Asset Management for Private Banking clients	0.6	0.6	(0.8)		(1.0)	(5.0)

Net new assets	5.3	4.4	8.0		4.0	42.1

Private Banking	30.5	1.0	(33.3)		53.9	(77.2)

Asset Management	8.9	(0.7)	(15.5)	[2]	15.2	(28.7)	[2]

Assets managed by Asset Management for Private Banking clients	(7.1)	3.6	5.9		(7.6)	9.9

Other effects	32.3	3.9	(42.9)		61.5	(96.0)

Private Banking	35.7	4.4	(26.0)		70.4	(42.0)

Asset Management	8.4	(0.3)	(14.0)		3.7	(16.8)

Assets managed by Asset Management for Private Banking clients	(6.5)	4.2	5.1		(8.6)	4.9

Total growth in assets under management	37.6	8.3	(34.9)		65.5	(53.9)

Growth in assets under management (annualized) (%)

Private Banking	2.1	1.4	3.1		2.3	4.9

Asset Management	(0.6)	0.4	1.6		(4.2)	4.2

Assets managed by Asset Management for Private Banking clients	(1.8)	(1.7)	2.4		1.0	4.9

Net new assets	1.7	1.5	2.7		0.4	4.7

Private Banking	12.4	0.4	(14.1)		7.5	(10.7)

Asset Management	9.9	(0.8)	(16.4)		5.5	(10.0)

Assets managed by Asset Management for Private Banking clients	21.0	(10.3)	(17.4)		7.6	(9.7)

Other effects	10.7	1.3	(14.5)		7.0	(10.7)

Private Banking	14.5	1.8	(11.0)		9.8	(5.8)

Asset Management	9.3	(0.4)	(14.8)		1.3	(5.8)

Assets managed by Asset Management for Private Banking clients	19.2	(12.0)	(15.0)		8.6	(4.8)

Total growth in assets under management	12.4	2.8	(11.8)		7.4	(6.0)

Growth in net new assets (rolling four-quarter average) (%)

Private Banking	2.6	2.8	4.4		–	–

Asset Management	(5.0)	(4.3)	4.1		–	–

Assets managed by Asset Management for Private Banking clients	(2.1)	(1.0)	3.5		–	–

Growth in net new assets	0.7	0.9	4.4		–	–

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 2 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee was earned. Periods prior to 3Q11 have not been restated.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
During 3Q12, we continued to maintain a strong liquidity and funding position. Our proactive approach to capital management resulted in an increase in our Basel II.5 core tier 1 ratio to 14.7% as of the end of 3Q12 compared to 12.5% as of the end of 2Q12.

Liquidity and funding management
Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.

Our internal liquidity risk management framework as agreed with FINMA has been subject to review and monitoring by FINMA, other regulators and rating agencies for many years. Moreover, our liquidity risk management principles and framework are in line with the Basel III liquidity framework.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information on liquidity and funding management.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity buffer that covers unexpected outflows in the event of severe market and idiosyncratic stress. The assets included in the liquidity buffer consist primarily of cash placed with central banks and high-quality sovereign bonds obtained through outright purchase or reverse repurchase transactions. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.

The BCBS has issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should always be at least 100%.

The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. The NSFR is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.

Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we are now using the NSFR as the primary tool (while continuing to also model alternative scenarios) to monitor our structural liquidity position, to plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR under the current FINMA framework is in excess of 100% as of the end of 3Q12, which is our target for the end of 2013. Where requirements are unclear or left to be determined by national regulators, we have made our own interpretation to arrive at the current result.

> Refer to “Debt issuances and redemptions” for further information on our liability management activities.
Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 146 billion, stable compared to 2Q12, consisting of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 23% as of the end of 3Q12, up from 22% in 2Q12. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 292 billion as of the end of 3Q12, compared to CHF 285 billion as of the end of 2Q12 as a result of a growth in the customer deposit base in Private Banking. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.

> Refer to the chart “Balance sheet funding structure” for further information.

Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 24% as of the end of 3Q12, compared to 25% as of the end of 2Q12.

In 3Q12, the Bank issued CHF 188 million of senior debt and CHF 407 million of domestic covered bonds. Senior debt of CHF 2.4 billion and domestic covered bonds of CHF 202 million matured in 3Q12. In connection with our tender offer in July 2012, we repurchased CHF 1.8 billion of senior debt. As of September 30, 2012, we had CHF 15.1 billion of domestic and international covered bonds outstanding.

The weighted average maturity of long-term debt was 6.3 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.6 billion, CHF 3.4 billion and CHF 4.0 billion, respectively, as of 3Q12, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.

As of the end of 3Q12, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Liquidity and funding management in the Credit Suisse Annual Report 2011 for further information.

Capital management
Capital management framework
Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives.
In January 2011, as required by FINMA, Credit Suisse implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes, with some additional requirements for large Swiss banks known as “Swiss Finish”.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2011 for further information on Credit Suisse’s capital management framework, regulatory capital and risk-weighted assets (RWA).

Capital structure – Basel II.5 "Swiss Finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Max 35% of tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.
[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet positions that determines the RWA.

Risk measurement models
Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an incremental risk charge and stressed Value-at-Risk (VaR). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

FINMA, in line with the Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 3Q12, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.

With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.

> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.
Progress made on capital measures in 3Q12
On July 18, 2012, we announced a number of measures described below to accelerate the strengthening of our capital position in light of the current regulatory and market environment, including the implementation of the Swiss “Too Big to Fail” legislation as determined by FINMA under the Basel III framework. During 3Q12, we made significant progress in implementing the July 2012 capital measures, achieving CHF 12.8 billion of the CHF 15.3 billion target.

As discussed below, the majority of the measures have a capital benefit for common equity tier 1 (CET1) capital. Certain measures only impact Swiss Core Capital. In aggregate, all of the measures impact Swiss Total Capital. Capital benefits consist of changes in equity, gains on sales, reduced deductions and RWA relief.

The definitions of regulatory capital and capital ratios mentioned below refer to the Swiss “Too Big to Fail” legislation as determined by FINMA. Ratio calculations based on these capital definitions use projected Basel III year-end 2012 RWA. The expected year-end 2012 ratios are based on a pro-forma calculation assuming successful completion of the July 2012 capital measures and using the Bloomberg consensus net income estimate and our Basel III RWA estimates.

> Refer to “Capital ratio simulations” for definition of capital ratios.
Mandatory and contingent convertible securities
In July 2012, we issued CHF 3.8 billion mandatory and contingent convertible securities (MACCS) that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events). Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS, resulting in a CET1 capital benefit of CHF 3.6 billion, net of fees and interest.

Adjustable Performance Plan awards exchange
In 3Q12, we completed a voluntary exchange offer under which certain employees elected to convert any future cash payments from deferred compensation awards under the Adjustable Performance Plan awards for shares at the same price as the conversion price under the MACCS. The exchange resulted in a CET1 capital benefit of CHF 0.5 billion estimated in respect of full-year 2012. This represents a conversion rate of approximately 50%. The actual amount of the capital benefit depends on the Group’s financial performance for the remainder of 2012.

Tender offer
In 3Q12, we completed a tender offer to repurchase certain outstanding public capital and senior funding instruments. This transaction followed a similar transaction completed in April 2012. Through the tender offer, in combination with certain additional repurchase transactions, we repurchased for CHF 4.8 billion outstanding tier 1 and tier 2 instruments and senior debt, resulting in a CET1 capital benefit of CHF 0.4 billion.

Real estate sales
In July 2012, we announced real estate sales that would contribute CHF 0.5 billion of capital. We have since increased this target to CHF 0.8 billion. In 3Q12, we sold real estate properties resulting in a CET1 capital benefit of CHF 0.4 billion. We are in advanced negotiations for additional real-estate disposals, including a significant sale-and-lease-back transaction.

Sale of residual stake in Aberdeen Asset Management
We completed the sale of our residual stake in Aberdeen Asset Management in July 2012 for a CET1 capital benefit of CHF 0.2 billion.
Strategic divestments
In line with the accelerated implementation of our strategy toward a more liquid alternatives business and given the residual uncertainty regarding the implementation of the “Volcker Rule”, we intend to sell certain businesses within Asset Management, adding an estimated CET1 capital benefit of CHF 1.1 billion. These businesses include, in addition to private equity businesses, the potential sale of our ETF business. We made progress on these measures in 3Q12, adding a CET1 capital benefit of CHF 0.3 billion, primarily related to our redemptions of investments in funds.

We expect an additional estimated CET1 capital benefit of CHF 0.9 billion on these measures by the end of 2012.
Earnings-related effects
Earnings-related effects had a CET1 capital benefit of CHF 0.5 billion in 3Q12. Positive earnings for the remainder of 2012 are expected to have an additional capital benefit on our capital position by the end of 2012. Using analysts’ consensus net income as published by Bloomberg, adjusted for our actual results in the first nine months of the year and fair value losses on own debt in 3Q12 and the capital effect of share-based compensation awards, we expect earnings-related effects to add a CET1 capital benefit of CHF 0.8 billion in 4Q12.

Lower capital deductions
In July 2012, we estimated that the July 2012 capital measures would decrease our regulatory deductions by CHF 3.0 billion by the end of 2012, but we have since increased the total reduction estimate to CHF 3.5 billion by the end of 2012.

In 3Q12, our capital measures led to a CHF 2.8 billion decrease in our regulatory capital deductions, including decreased deductions from lower deferred tax assets on net operating losses in 3Q12. As a result, we had a corresponding CET1 capital benefit of CHF 2.8 billion in 3Q12.

> Refer to “Note 20 – Tax” in – III Condensed consolidated financial statements – unaudited for further information on deferred tax assets.
The July 2012 capital measures are expected to reduce regulatory capital deductions by a further CHF 0.7 billion and add a CET1 capital benefit of the same amount in 4Q12.
Tier 1 participation securities recognition
In 2008 and 2010, the Bank issued tier 1 participation securities to “Claudius”, a third-party special purpose entity (SPE) which, in turn, issued perpetual, non-cumulative, secured notes to investors. FINMA has ruled that under the Swiss “Too Big to Fail” regime, the existing USD 3.0 billion in tier 1 participation securities (with a haircut of 20%) will qualify as part of the Swiss equity requirement in excess of the 8.5% Basel III Global Systemically Important Bank (G-SIB) CET1 ratio. This resulted in a Swiss Core Capital benefit of CHF 2.3 billion until the earlier of redemption or 2018 on a non-reducing basis.

Accelerated hybrids exchange
In July 2012, we exchanged a portion of our US dollar-denominated existing tier 1 capital notes issued in 2008 (hybrids) into high trigger tier 1 buffer capital notes (BCNs), thereby accelerating an exchange initially scheduled for October 2013. The conversion floor price of the BCNs delivered in the exchange (as well as the remaining BCNs scheduled to be delivered in 2013) has been adjusted to the conversion price of the MACCS described above. The BCNs qualify for a Swiss Total Capital benefit of CHF 1.6 billion, based on the US dollar exchange rate as of the end of 3Q12, net of fees.

Leverage ratios

	Group				Bank

end of	3Q12	2Q12	4Q11	% change QoQ	3Q12	2Q12	4Q11	% change QoQ

Tier 1 capital (CHF billion)

Tier 1 capital	43.3	38.5	36.8	12	39.3	35.6	35.1	10

Adjusted average assets (CHF billion) [1]

Average assets	1,068	1,054	1,038	1	1,052	1,039	1,024	1

Adjustments:
Assets from Swiss lending activities [2]	(148)	(147)	(145)	1	(126)	(125)	(123)	1

Cash and balances with central banks	(77)	(77)	(81)	0	(76)	(77)	(81)	(1)

Other	(11)	(12)	(15)	(8)	(10)	(11)	(14)	(9)

Adjusted average assets	832	818	797	2	840	826	806	2

Leverage ratio (%)

Leverage ratio	5.2	4.7	4.6	11	4.7	4.3	4.4	9

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Leverage ratios
For FINMA regulatory capital purposes, both the Group and the Bank must maintain a minimum leverage ratio of tier 1 capital to total adjusted average assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis by 2013.

The leverage ratios for the Group and Bank were 5.2% and 4.7%, respectively, as of the end of 3Q12, compared to 4.7% and 4.3% as of the end of 2Q12. The increased leverage ratios compared to 2Q12 reflected higher tier 1 capital.

BIS statistics (Basel II.5)

	Group					Bank

end of	3Q12		2Q12	4Q11	% change QoQ	3Q12		2Q12	4Q11	% change QoQ

Eligible capital (CHF million)

Total shareholders' equity	35,682		34,774	33,674	3	34,729		29,784	29,403	17

Goodwill and intangible assets	(8,884)		(8,940)	(8,876)	(1)	(7,995)		(8,054)	(7,979)	(1)

Qualifying noncontrolling interests	3,236		3,245	3,365	0	4,297		4,334	4,476	(1)

Capital deductions 50% from tier 1	(1,799)		(1,875)	(2,274)	(4)	(1,753)		(1,835)	(2,242)	(4)

Other adjustments	6,125	[1]	1,912	67	220	1,088		1,982	552	(45)

Core tier 1 capital	34,360		29,116	25,956	18	30,366		26,211	24,210	16

Hybrid tier 1 instruments [2]	8,897	[3]	9,396	10,888	(5)	8,897	[3]	9,396	10,888	(5)

Tier 1 capital	43,257		38,512	36,844	12	39,263		35,607	35,098	10

Upper tier 2	277		879	1,841	(68)	287		924	1,925	(69)

Lower tier 2	7,831		9,714	12,243	(19)	9,437		10,973	13,609	(14)

Capital deductions 50% from tier 2	(1,799)		(1,875)	(2,274)	(4)	(1,753)		(1,835)	(2,242)	(4)

Tier 2 capital	6,309		8,718	11,810	(28)	7,971		10,062	13,292	(21)

Total eligible capital	49,566		47,230	48,654	5	47,234		45,669	48,390	3

Risk-weighted assets (CHF million)

Credit risk	151,126		147,233	157,237	3	141,763		137,929	148,378	3

Market risk	30,792		35,363	40,609	(13)	30,764		35,322	40,571	(13)

Non-counterparty risk	7,141		7,334	7,819	(3)	6,887		7,086	7,564	(3)

Operational risk	44,450		43,775	36,088	2	44,450		43,775	36,088	2

Risk-weighted assets	233,509		233,705	241,753	0	223,864		224,112	232,601	0

Capital ratios (%)

Core tier 1 ratio	14.7		12.5	10.7	–	13.6		11.7	10.4	–

Tier 1 ratio	18.5		16.5	15.2	–	17.5		15.9	15.1	–

Total capital ratio	21.2		20.2	20.1	–	21.1		20.4	20.8	–

1 Includes Mandatory and Contingent Convertible Securities net of fees and interest of CHF 3.6 billion, an adjustment for the accounting treatment of pension plans of CHF 2.8 billion and cumulative fair value adjustments of CHF (0.3) billion on own vanilla debt and structured notes, net of tax. 2 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 34 million and CHF 1.7 billion, respectively, in 3Q12 (2Q12: CHF 0.5 billion and CHF 3.0 billion, respectively; 4Q11: CHF 0.6 billion and CHF 3.2 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. 3 FINMA has advised that a maximum of 35% of tier 1 capital can be in the form of hybrid capital instruments, which will be phased out under Basel III. Hybrid tier 1 capital represented 19.7% and 21.7% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 3Q12.

Regulatory capital – Group
Our tier 1 ratio was 18.5% as of the end of 3Q12 compared to 16.5% as of the end of 2Q12, reflecting increased tier 1 capital and stable RWA. Our core tier 1 ratio was 14.7% as of the end of 3Q12 compared to 12.5% as of the end of 2Q12, reflecting higher core tier 1 capital and stable RWA. Our total capital ratio was 21.2% as of the end of 3Q12 compared to 20.2% as of the end of 2Q12.

Tier 1 capital was CHF 43.3 billion as of the end of 3Q12 compared to CHF 38.5 billion as of the end of 2Q12, reflecting the issuance of MACCS, net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and the net effect of share-based compensation including the Adjustable Performance Plan awards conversion. These increases were partially offset by the July 2012 tender offer in combination with certain other repurchase transactions and a negative foreign exchange translation impact. Tier 2 capital was CHF 6.3 billion as of the end of 3Q12 compared to CHF 8.7 billion as of the end of 2Q12, primarily reflecting the impact of the tender offer and other repurchases. Total eligible capital as of the end of 3Q12 was CHF 49.6 billion compared to CHF 47.2 billion as of the end of 2Q12.

Tier 1 capital movement

	3Q12		2Q12	4Q11

Tier 1 capital (CHF million)

Balance at beginning of period	38,512		36,668	34,967

Net income	254		788	(637)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	960		(61)	(261)

Foreign exchange impact on tier 1 capital	(164)		851	652

Other	3,695	[1]	266	2,123

Balance at end of period	43,257		38,512	36,844

1 Reflects the issuance of the Mandatory and Contingent Convertible Securities, issuance and redemption of tier 1 capital, the effect of share-based compensation and the change in regulatory deductions.

RWA were stable at CHF 233.5 billion as of the end of 3Q12, primarily reflecting a decrease in market risk partly offset by an increase in credit risk. In addition, there was a marginal decrease resulting from a foreign exchange translation impact that was offset by a corresponding marginal increase in operational risk following minor updates to loss parameters.

The decrease in market risk was primarily driven by reductions in the incremental risk charge resulting from incorporating sovereign risk that was previously a fixed regulatory add on into the risk model, and by risk reductions in stressed VaR particularly in foreign exchange products. Market risk also decreased following our implementation of a Comprehensive Risk Measure framework covering the credit correlation products within our trading book portfolio. The increase in credit risk reflected increases in Investment Banking driven primarily by increased leveraged finance exposures, increased corporate lending within Private Banking and an increase in other asset balances within the Corporate Center, primarily related to taxable gains on transfers of assets within the consolidated Group.

> Refer to the table “BIS statistics (Basel II.5)” for further information.
> Refer to https://www.credit-suisse.com/investment_banking /financial_regulatory/en/subsidiaries_pillar_3.jsp for further information on capital ratios of certain significant subsidiaries.
As of the end of 3Q12, we had CHF 3.2 billion of qualifying noncontrolling interests. In addition, we had CHF 8.9 billion of hybrid tier 1 instruments, of which CHF 0.3 billion were innovative instruments. The hybrid tier 1 instruments currently include USD 1.7 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes that are expected to be exchanged for tier 1 BCNs on October 23, 2013, the first call date of the tier 1 capital notes. USD 1.7 billion tier 1 capital notes were exchanged for tier 1 BCNs in July 2012.

> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management in the Credit Suisse Annual Report 2011 for further information.

Risk-weighted assets by division (Basel II.5)

end of	3Q12	2Q12	4Q11	QoQ	Ytd

Risk-weighted assets by division (CHF million)

Private Banking	75,952	75,074	71,841	1	6

Investment Banking	129,436	132,668	145,163	(2)	(11)

Asset Management	12,904	13,007	12,071	(1)	7

Corporate Center	15,217	12,956	12,678	17	20

Risk-weighted assets	233,509	233,705	241,753	0	(3)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Capital

	end of				% change

	3Q12	2Q12	4Q11	3Q11	QoQ	Ytd	YoY

Shareholders' equity (CHF million)

Common shares	53	51	49	48	4	8	10

Additional paid-in capital	23,273	21,930	21,796	21,159	6	7	10

Retained earnings	28,025	27,771	27,053	27,804	1	4	1

Treasury shares, at cost	(471)	(66)	(90)	0	–	423	–

Accumulated other comprehensive income/(loss)	(15,198)	(14,912)	(15,134)	(15,492)	2	0	(2)

Total shareholders' equity	35,682	34,774	33,674	33,519	3	6	6

Goodwill	(8,603)	(8,665)	(8,591)	(8,361)	(1)	0	3

Other intangible assets	(281)	(278)	(288)	(269)	1	(2)	4

Tangible shareholders' equity [1]	26,798	25,831	24,795	24,889	4	8	8

Shares outstanding (million)

Common shares issued	1,320.1	1,286.6	1,224.3	1,203.0	3	8	10

Treasury shares	(27.4)	(3.5)	(4.0)	0.0	–	–	–

Shares outstanding	1,292.7	1,283.1	1,220.3	1,203.0	1	6	7

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Book value per share (CHF)

Total book value per share	27.60	27.10	27.59	27.86	2	0	(1)

Goodwill per share	(6.66)	(6.75)	(7.04)	(6.95)	(1)	(5)	(4)

Other intangible assets per share	(0.21)	(0.22)	(0.23)	(0.22)	(5)	(9)	(5)

Tangible book value per share [1]	20.73	20.13	20.32	20.69	3	2	0

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Capital issuances and redemptions
As part of the capital measures described above, in 3Q12, we issued CHF 3.8 billion MACCS that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events). We also exchanged USD 1.7 billion of existing tier 1 capital notes issued in 2008 (hybrids) into tier 1 BCNs, thereby accelerating an exchange initially scheduled for October 2013.

In connection with our tender offer in July 2012 and additional repurchase transactions, we repurchased tier 1 securities of CHF 0.5 billion and tier 2 securities of CHF 2.2 billion.
Total shareholders’ equity
Our total shareholders’ equity increased to CHF 35.7 billion as of the end of 3Q12 compared to CHF 34.8 billion as of the end of 2Q12. Total shareholders’ equity was impacted by the effect of share-based compensation, including the Adjustable Performance Plan awards conversion, the issuance of common shares used to settle the purchase of Hedging-Griffo and net income. These increases were offset by treasury share purchases and sales and the impact of foreign exchange-related movements on cumulative translation adjustments.

> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Regulatory capital developments and proposals
The BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. Prior to its issuance, the proposed BCBS framework was endorsed by the Group of Twenty Finance Ministers and Central Bank Governors (G-20) in November 2010. Each G-20 nation will need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019.

The Swiss “Too Big to Fail” legislation relating to big banks became effective March 1, 2012. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The legislation on capital requirements builds on Basel III, but goes beyond its minimum standards, requiring the Group and the Bank to have common equity of at least 10% of RWA and contingent capital or other qualifying capital of another 9% of RWA by January 1, 2019.

On June 1, 2012, the Swiss Federal Council adopted implementing ordinances under the “Too Big to Fail” legislation and with regard to the implementation of Basel III into Swiss law. Effective upon adoption, the ordinances imposed a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth and subsequently deactivated by the Federal Council upon request of the SNB after consultation with FINMA. Also effective upon adoption were increased lending standards for new residential mortgages. The remaining June ordinance requirements will become effective January 1, 2013, with some being phased in through the end of 2018.

On September 18, 2012, the Swiss Parliament adopted further implementing ordinances related to the “Too Big to Fail” legislation. The ordinances will be effective January 1, 2013 and include requirements particular to systemically relevant banks, including specific capital, leverage, large exposure and Recovery and Resolution Plan requirements.

Under the September 2012 ordinances, the Group and the Bank will have to comply with an additional leverage ratio applicable to Swiss systemically relevant banks effective January 1, 2013. This leverage ratio has to be at least 24% of the percentage points of each of the minimum, buffer and progressive capital requirements. Since the ratio is defined by reference to capital requirements subject to transitional arrangements, the new leverage ratio will be phased in from 2013 to 2018.

A liquidity-related implementing ordinance under the “Too Big to Fail” legislation remains pending, part of which is expected to be completed by year-end 2012 and entered into force on January 1, 2013, with further quantitative requirements specific to systemically relevant banks expected to be approved by Parliament and become effective in the first half of 2013. The further quantitative requirements are expected to be based on an existing agreement reached with FINMA.

Credit Suisse believes that it can meet the new requirements within the prescribed time frames.
> Refer to “Regulatory capital developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2011 for further information, including BCBS Basel III phase-in arrangements.

Capital ratio simulations
The definitions of regulatory capital and capital ratios mentioned below refer to the Swiss “Too Big to Fail” legislation as determined by FINMA. Ratio calculations based on these capital definitions use projected Basel III year-end 2012 RWA. The expected year-end 2012 ratios are based on a pro-forma calculation assuming successful completion of the July 2012 capital measures and using Bloomberg consensus net income estimate and our Basel III RWA estimates.

As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III RWA and capital for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Accordingly, our calculations are based on our current expectations and forecasts about future events, including our ability to utilize net deferred tax assets on net operating losses, our assumption of successful completion of the July 2012 capital measures, analyst consensus forecasts in the case of earnings, and an assumption that dividends will remain constant from the amount paid in respect of 2011 and that the total amount of the dividend to be paid in respect of 2012 will be paid in shares, as well as our current interpretation of proposed requirements. As a result, information with regard to the simulated capital ratios is subject to uncertainties that could cause our actual capital ratios to differ.

Basel III common equity tier 1 (CET1) ratio simulation
We have updated our simulation to reflect recent developments, including the progress made on the July 2012 capital measures. With regard to Basel III RWA, we maintained our earlier guidance for year-end 2012 of CHF 300 billion, which reflects current foreign exchange rates and estimates for Basel III treatment. Compared to Basel II.5 RWA, we now estimate the RWA increase due to Basel III on January 1, 2013 to be CHF 73 billion. We expect to reduce Basel III RWA by January 1, 2013 by approximately CHF 7 billion, primarily in Investment Banking. The RWA reduction reflects our evolving strategy, including the RWA reduction in fixed income.

As of January 1, 2013, we expect a Basel III CET1 ratio of 13.6%, down from 13.9% compared to our 2Q12 simulation. The following presentation is consistent with the phase-in requirements of Basel III.

CET1 ratio simulation

Capital development (CHF billion)

Total shareholders' equity – September 30, 2012	35.7

Own debt gains and other deductions [1]	(0.5)

Mandatory and contingent convertible securities [2]	3.6

CET1 capital – September 30, 2012	38.8

Consensus net income 2012 [3]	0.5

Capital measures [4]	1.1

Share-based compensation	0.3

CET1 capital – January 1, 2013	40.7

Risk-weighted assets (RWA) development (CHF billion)

RWA (Basel II.5) – September 30, 2012	234

Estimated Basel III changes	73

RWA (Basel III before reduction)	307

Reduction of RWA	(7)

RWA (Basel III) – January 1, 2013 [5]	300

Capital ratio (%)

CET1 ratio - January 1, 2013	13.6

Based on a pro-forma calculation assuming successful completion of the July 2012 capital measures. Actual results may differ. Rounding differences may occur.
1 Includes fair value changes from movements in spreads on our own vanilla debt and structured notes, net of tax. 2 Consists of CHF 3.8 billion of mandatory and contingent convertible securities, net of fees and interest. 3 Bloomberg consensus net income estimate for 2012 (adjusted for actual 9M12 net income and fair value losses on own debt for 3Q12) is not endorsed or verified and is used solely for illustrative purposes. Actual net income may differ significantly. 4 Includes CHF 0.9 billion of strategic divestments and CHF 0.4 billion from real estate sales. 5 Under our strategic business plan, business growth will require reallocation of capital, because we are targeting no gross increase in risk-weighted assets. Assumed year-end 2012 goal of CHF 300 billion reflects current foreign exchange rates and estimates for Basel III treatment. Includes Basel III risk-weighted assets (in US dollars) in Investment Banking, at or below current levels.

For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangibles and other Basel III capital deductions (e.g., deferred tax assets and participations in financial institutions). Assuming successful completion of the July 2012 capital measures and assuming fully phased-in goodwill and intangible assets and other capital deductions, the CET1 ratio is estimated to be 8.5% as of January 1, 2013.

Transitional Swiss Core and Total Capital ratio simulation

Shareholders' equity
(CHF billion)
35.7
(0.5)
Own debt gains, net of tax and other deductions
Regulatory capital
(CHF billion)
5.9
2.3[1]
3.6[2]
Capital measures
45.3
4.2
41.1
38.8
1.9[3]
Additional measures/ earnings-related effects
47.2
4.2
43.0
40.7
Swiss Total Capital
Swiss Core
CET1
15.7%
14.3%
13.6%
8.5%
6.0%
FINMA requirement by end of 2012
end of 3Q12
regulatory capital end of 3Q12
year-end 2012
Basel III RWA (CHF billion)
307
300[4]
Swiss Core Capital
High-trigger buffer capital notes

Note: Based on a pro-forma calculation, assuming successful completion of the July 2012 capital measures. Actual results may differ. Strategic divestments may be announced but potentially not closed by year-end 2012. Simulation assumes constant foreign exchange rates. Rounding differences may occur.

[1] Consists of existing tier 1 participation securities. [2] Consists of CHF 3.8 billion of mandatory and contingent convertible securities, net of fees and interest. [3] Consists of CHF 0.8 billion of changes in equity, which represents the Group's expected net income for 2012, based on Bloomberg's consensus net income estimate for 2012 (adjusted for actual 9M12 net income and fair value losses on own debt for 3Q12) which is not endorsed or verified and is used for illustrative purposes and the accrual for share-based compensation. It also includes CHF 0.9 billion of strategic divestments and CHF 0.4 billion from real estate sales. [4] Assumed year-end 2012 goal of CHF 300 billion reflects current foreign exchange rates and estimates for Basel III treatment. Includes Basel III risk-weighted assets (in US dollars) in Investment Banking, at or below current levels.

Transitional Swiss Core and Total Capital ratio simulation
Swiss Core Capital includes the Basel III CET1 and existing tier 1 participation securities that qualify as part of the Swiss equity requirement in excess of the 8.5% Basel III G-SIB CET1 ratio that will be applicable to us as of January 1, 2013. Successful completion of the July 2012 capital measures and earnings-related effects would result in an expected year-end 2012 Swiss Core Capital ratio of 14.3% and Swiss Total Capital ratio of 15.7%, down from 14.7% and 16.1%, respectively, estimated in 2Q12 and compared to 6.0% and 8.5%, respectively, that will be required by FINMA.

Look-through Swiss Core and Total Capital ratio simulation

Shareholders' equity (CHF billion)
35.7
(0.5)
(8.8)
(7.1)
Own debt gains
Goodwill & intangibles assets
Other regulatory deductions
end of 3Q12
Basel III RWA (CHF billion)
Regulatory capital (CHF billion)
5.9
2.3[1]
3.6[2]
Capital measures
29.4
4.2
25.2
23.0
9.6%
8.2%
7.5%
regulatory capital end of 3Q12
307
2.6[3]
Additional measures/ earnings-related effects
32.0
4.2
27.8
25.6
Swiss Total Capital
Swiss Core
CET1
10.7%
9.3%
8.5%
year-end 2012
300[4]
Mid-2013 target
10.0%

■ Look-through Swiss Core Capital ■ High-trigger buffer capital notes

Note: Based on a pro-forma calculation, assuming successful completion of the July 2012 capital measures. Actual results may differ. Strategic divestments may be announced but potentially not closed by year-end 2012. Simulation assumes constant foreign exchange rates. Rounding differences may occur.

[1] Consists of existing tier 1 participation securities. [2] Consists of CHF 3.8 billion of mandatory and contingent convertible securities, net of fees and interest. [3] Consists of CHF 0.8 billion of changes in equity, which represents the Group's expected net income for 2012, based on Bloomberg's consensus net income estimate for 2012 (adjusted for actual 9M12 net income and fair value losses on own debt for 3Q12) which is not endorsed or verified and is used for illustrative purposes and the accrual for share-based compensation. It also includes CHF 0.9 billion of strategic divestments, CHF 0.4 billion from real estate sales and additional lower deductions of CHF 0.7 billion. [4] Assumed year-end 2012 goal of CHF 300 billion reflects current foreign exchange rates and estimates for Basel III treatment. Includes Basel III risk-weighted assets (in US dollars) in Investment Banking, at or below current levels.

Look-through Swiss Core and Total Capital ratio simulation
The Look-through Swiss Core Capital includes Basel III CET1 and existing participation securities that qualify as part of the Swiss equity requirements in excess of the 8.5% Basel III G-SIB CET1 ratio, assuming fully phased-in goodwill and intangible assets and other capital deductions. Successful completion of the July 2012 capital measures and earnings-related effects would result in an expected year-end 2012 Look-through Swiss Core Capital ratio of approximately 9.3%, which remained stable compared to our 2Q12 simulation, and compared to the 10.0% that will be required by year-end 2018.

Risk management
In 3Q12, our utilized economic capital decreased 8%, overall position risk decreased 4%, average risk management VaR in US dollars decreased 19% and gross impaired loans decreased slightly to CHF 1.7 billion.

Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 3Q12, we made a number of enhancements to the position risk methodology for risk management purposes. For emerging markets country event risk, we refined the allocation methodology to the divisions. In fixed income trading, we removed the impact of the seasonal effects from the historical data used for energy products. For real estate & structured assets, we refined the model shocks used for asset finance products. For international lending & counterparty exposures, we enhanced the manner in which we capture ratings for high yield senior secured loans. Prior-period balances have been restated for the 3Q12 methodology changes in order to show meaningful trends. The total impact of the 3Q12 methodology changes on position risk for the Group as of the end of 2Q12 was a decrease of CHF 296 million, or 3%.

For utilized economic capital used for capital management purposes, we adopted the above position risk methodology changes. Prior-period balances have been restated for the 3Q12 methodology changes in order to show meaningful trends. The total impact of these methodology changes on utilized economic capital for the Group as of the end of 2Q11 was a decrease of CHF 462 million, or 1%.

> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on economic capital and position risk.

Position risk
	end of				% change

	3Q12	2Q12	4Q11	3Q11	QoQ	Ytd	YoY

Position risk (CHF million)

Fixed income trading [1]	1,643	2,706	2,881	1,966	(39)	(43)	(16)

Equity trading & investments	2,174	2,082	2,137	2,112	4	2	3

Private banking corporate & retail lending	2,286	2,187	2,182	2,059	5	5	11

International lending & counterparty exposures	4,187	3,781	4,009	4,102	11	4	2

Emerging markets country event risk	1,322	1,304	860	731	1	54	81

Real estate & structured assets [2]	2,227	2,395	2,157	2,428	(7)	3	(8)

Simple sum across risk categories	13,839	14,455	14,226	13,398	(4)	(3)	3

Diversification benefit [3]	(2,831)	(2,941)	(2,689)	(2,558)	(4)	5	11

Position risk (99% confidence level for risk management purposes)	11,008	11,514	11,537	10,840	(4)	(5)	2

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes as of the end of 3Q12 decreased 4% compared to the end of 2Q12, mainly due to lower interest rate, credit spread and foreign exchange exposures in fixed income trading and lower RMBS exposure in real estate & structured assets. These decreases were partially offset by new loans and reduced hedges and increased counterparty risk in Investment Banking in international lending & counterparty exposures, higher volumes in trade finance and increased risk in loans collateralized by securities in private banking corporate & retail lending exposures and increased cash equities and derivative exposures in equity trading & investments.

Compared to the end of 3Q11, position risk for risk management purposes increased 2%. Excluding the US dollar translation impact, position risk decreased 1%, as lower interest rate and foreign exchange exposures in fixed income trading and lower RMBS exposure following sales in real estate & structured assets were offset by increased exposures in Latin America and Eastern Europe in emerging markets country event risk and higher residential mortgage exposures and commercial loans in private banking corporate & retail lending.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Economic capital
	in / end of				% change

	3Q12	2Q12	4Q11	3Q11	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital [1]	43,257	38,512	36,844	34,967	12	17	24

Economic adjustments [2]	2,259	2,378	2,417	4,171	(5)	(7)	(46)

Economic capital resources	45,516	40,890	39,261	39,138	11	16	16

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	19,703	20,580	20,591	19,308	(4)	(4)	2

Operational risk	3,881	3,836	3,754	3,467	1	3	12

Other risks [3]	6,332	7,990	8,302	8,477	(21)	(24)	(25)

Utilized economic capital	29,916	32,406	32,647	31,252	(8)	(8)	(4)

Utilized economic capital by segment (CHF million)

Private Banking	7,759	7,575	7,481	7,131	2	4	9

Investment Banking	17,806	19,860	20,013	19,009	(10)	(11)	(6)

Asset Management	2,603	3,089	3,232	3,197	(16)	(19)	(19)

Corporate Center [4]	1,748	1,887	1,927	1,922	(7)	(9)	(9)

Utilized economic capital - Credit Suisse [5]	29,916	32,406	32,647	31,252	(8)	(8)	(4)

Average utilized economic capital by segment (CHF million)

Private Banking	7,667	7,360	7,306	7,057	4	5	9

Investment Banking	18,833	19,327	19,511	19,017	(3)	(3)	(1)

Asset Management	2,846	3,080	3,214	3,155	(8)	(11)	(10)

Corporate Center [4]	1,818	1,911	1,924	1,122	(5)	(6)	62

Average utilized economic capital - Credit Suisse [6]	31,161	31,666	31,949	30,338	(2)	(2)	3

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 Reported under Basel II.5 for all periods presented. 2 Primarily includes securitization adjustments, unrealized gains on owned real estate and anticipated cash dividends. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under the Basel framework. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2012. 4 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 5 Includes a diversification benefit of CHF 5 million, CHF 6 million and CHF 7 million as of the end of 2Q12, 4Q11 and 3Q11, respectively. 6 Includes a diversification benefit of CHF 3 million, CHF 12 million, CHF 6 million and CHF 13 million as of the end of 3Q12, 2Q12, 4Q11 and 3Q11, respectively.

Utilized economic capital trends
In 3Q12, our utilized economic capital decreased 8%, mainly due to lower expense risk, primarily within Investment Banking, and lower position risk.
For Private Banking, utilized economic capital increased 2%, mainly due to increased position risk from higher private banking corporate & retail lending exposures.
For Investment Banking, utilized economic capital decreased 10%, largely due to lower expense risk and decreased position risk in fixed income trading. The decrease was partially offset by increased position risk from higher international lending & counterparty exposures.

For Asset Management, utilized economic capital decreased 16%, primarily due to decreased position risk in equity trading & investments and lower expense risk.
For Corporate Center, lower utilized economic capital reflected a decrease in expense risk.
Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q12, there were no material changes to the VaR methodology.

For regulatory capital purposes, we operate under the Basel II.5 market risk framework which includes an incremental risk charge and stressed VaR.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information.
In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

3Q12 (CHF million)

Average	52	9	2	25	(38)		50	54

Minimum	41	3	1	17	–	[1]	40	43

Maximum	66	17	4	32	–	[1]	65	66

End of period	41	6	4	27	(38)		40	43

2Q12 (CHF million)

Average	56	18	3	20	(37)		60	60

Minimum	49	7	2	14	–	[1]	49	51

Maximum	65	34	4	30	–	[1]	72	89

End of period	60	8	2	19	(27)		62	60

3Q11 (CHF million)

Average	69	10	7	20	(30)		76	62

Minimum	54	6	2	15	–	[1]	54	50

Maximum	88	25	14	28	–	[1]	104	77

End of period	84	10	5	23	(23)		99	56

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

3Q12 (USD million)

Average	54	9	2	25	(38)		52	56

Minimum	44	3	1	18	–	[1]	43	44

Maximum	67	17	4	33	–	[1]	67	69

End of period	44	6	4	29	(40)		43	46

2Q12 (USD million)

Average	60	19	3	21	(39)		64	65

Minimum	53	7	2	16	–	[1]	53	55

Maximum	72	38	5	33	–	[1]	75	93

End of period	62	8	2	20	(28)		64	62

3Q11 (USD million)

Average	83	12	9	24	(37)		91	75

Minimum	74	8	3	18	–	[1]	74	62

Maximum	99	29	16	32	–	[1]	117	87

End of period	94	11	5	26	(25)		111	62

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 19% to USD 52 million from 2Q12. The decrease reflected lower risk across fixed income due to lower market volatility and RMBS and commercial mortgage-backed securities (CMBS) exposures, partially offset by increased equity exposure. Compared to 3Q11, average risk management VaR decreased 43%, primarily reflecting lower risk across fixed income due to lower market volatility and net sales of RMBS client inventory mainly in 3Q11 and 4Q11.

Period-end risk management VaR decreased 33% to USD 43 million from 2Q12, mainly reflecting lower market volatility and reduced RMBS and CMBS exposures, partially offset by increased equity exposure. Compared to 3Q11, period-end risk management VaR decreased 61%, also mainly reflecting lower market volatility and reduced fixed income exposures.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 3Q12.

For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.

> Refer to “Capital management” in Treasury management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q12 with those for 2Q12 and 3Q11. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 3Q12, we had no trading loss days compared to two trading loss days in 2Q12.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 9.0 million as of the end of 3Q12, compared to a valuation increase of CHF 8.0 million as of the end of 2Q12.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance.

> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on credit risk.
> Refer to “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.

The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.

– Risk mitigation includes credit default swaps (CDS), all of which are fully margined, and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.

– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through over-the-counter (OTC) contracts (e.g., CDS purchased and/or sold and total return swaps).

Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure

end of 3Q12		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net

Greece (EUR billion)

Sovereigns	0.2	0.0	0.2		0.0	0.0		0.0		0.2	0.0

Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0

Corporates & other	0.5	0.0	0.4		0.1	0.0		0.0		0.5	0.1

Total	0.8	0.0	0.7		0.1	0.0		0.0		0.8	0.1

Ireland (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0		0.0		0.1	0.0

Financial institutions	1.3	0.0	1.2		0.1	0.1		0.0		1.4	0.2

Corporates & other	1.0	0.4	0.3		0.3	0.1		(0.1)		1.1	0.4

Total	2.4	0.5	1.5		0.4	0.2		(0.1)		2.6	0.6

Italy (EUR billion)

Sovereigns	3.7	2.6	0.4		0.7	0.0		(0.1)		3.7	0.7

Financial institutions	2.4	0.0	1.6		0.8	0.2		0.1		2.6	1.0

Corporates & other	2.4	0.2	1.4		0.8	0.2		0.0		2.6	1.0

Total	8.5	2.8	3.4		2.3	0.4		0.0		8.9	2.7

Portugal (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0		(0.2)		0.1	0.0

Financial institutions	0.2	0.0	0.2		0.0	0.1		(0.2)		0.3	0.1

Corporates & other	0.2	0.0	0.1		0.1	0.0		0.0		0.2	0.1

Total	0.5	0.1	0.3		0.1	0.1		(0.4)		0.6	0.2

Spain (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.1		0.0		0.1	0.1

Financial institutions	1.0	0.0	0.8		0.2	0.6		0.2		1.6	0.8

Corporates & other	1.8	0.2	0.8		0.8	0.2		0.0		2.0	1.0

Total	2.8	0.2	1.6		1.0	0.9		0.2		3.7	1.9

Total (EUR billion)

Sovereigns	4.1	2.8	0.6		0.7	0.1		(0.3)		4.2	0.8

Financial institutions	5.0	0.0	3.9		1.1	1.0		0.1		6.0	2.1

Corporates & other	5.9	0.8	3.0		2.1	0.5		(0.1)		6.4	2.6

Total	15.0	3.6	7.5		3.9	1.6		(0.3)		16.6	5.5

1 Includes other hedges (derivative instruments), guarantees, insurance and collateral. 2 Represents long inventory positions netted at issuer level. 3 Substantially all of which results from CDS; represents long positions net of short positions.

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of the end of 3Q12 was EUR 4.2 billion, up from EUR 3.9 billion as of the end of 2Q12. Our net exposure to these sovereigns was EUR 0.8 billion, up from EUR 0.4 billion as of the end of 2Q12. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q12 included net exposure to financial institutions of EUR 2.1 billion and to corporates and other counterparties of EUR 2.6 billion, compared to EUR 2.3 billion and EUR 2.6 billion, respectively, as of the end of 2Q12. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries; otherwise such credit risk is reflected in the gross and net exposure to each relevant country.

In 3Q12, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Moody’s lowered the rating for Italy by two notches to Baa2 from A3. The rating change did not have a significant impact on the Group’s financial condition, result of operations, liquidity or capital resources.

Credit risk overview
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking.

Credit risk
	end of				% change

	3Q12	2Q12	4Q11	3Q11	QoQ	Ytd	YoY

Balance sheet (CHF million)

Gross loans	243,417	240,163	234,357	227,369	1	4	7

Loans held-for-sale	20,141	20,115	20,457	22,215	0	(2)	(9)

Traded loans	3,945	3,488	3,581	3,756	13	10	5

Derivative instruments [1]	45,618	45,449	56,254	67,934	0	(19)	(33)

Total balance sheet	313,121	309,215	314,649	321,274	1	0	(3)

Off-balance sheet (CHF million)

Loan commitments [2]	234,125	220,450	220,560	219,668	6	6	7

Credit guarantees and similar instruments	13,562	17,062	7,348	6,715	(21)	85	102

Irrevocable commitments under documentary credits	5,244	4,573	5,687	5,385	15	(8)	(3)

Total off-balance sheet	252,931	242,085	233,595	231,768	4	8	9

Total credit risk	566,052	551,300	548,244	553,042	3	3	2

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 139 billion, CHF 135 billion, CHF 138 billion and CHF 138 billion of unused credit limits as of the end of 3Q12, 2Q12, 4Q11 and 3Q11, respectively, which were revocable at our sole discretion upon notice to the client.

Loan exposure
Compared to the end of 2Q12, gross loans increased CHF 3.3 billion to CHF 243.4 billion. In Private Banking, gross loans were CHF 206.0 billion, up CHF 2.7 billion from 2Q12, mainly reflecting increases in residential mortgages, commercial and industrial loans and consumer finance. Gross loans in Investment Banking increased 1% to CHF 37.3 billion, mainly reflecting increases in loans to financial institutions.

Gross impaired loans decreased slightly to CHF 1.7 billion as of the end of 3Q12, mainly reflecting a decrease in potential problem loans in Private Banking, partially offset by increases in total non-performing and non-interest-earning loans across the Group. A portion of the impaired loans is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net provision for credit losses of CHF 41 million in 3Q12, compared to a net provision of CHF 25 million in 2Q12, with a net provision of CHF 36 million in Private Banking and a net provision of CHF 5 million in Investment Banking.

> Refer to “Private Banking” and “Investment Banking” in I – Credit Suisse results for further information.
Compared to the end of 3Q11, gross loans increased 7%. An increase in Private Banking was primarily due to higher commercial and industrial loans, residential mortgages, consumer finance loans and the US dollar translation impact. In Investment Banking, the increase was mainly related to increased loans to financial institutions and governments and public institutions and the US dollar translation impact, partially offset by a decrease in commercial and industrial loans and lower loans to the real estate sector. Gross impaired loans increased 15%, as increases in non-performing loans across the Group and non-interest-earning loans and potential problem loans in Private Banking were partially offset by decreases in potential problem loans in Investment Banking.

Loans
	Private Banking						Investment Banking			Credit Suisse			[1]

end of	3Q12		2Q12		3Q11		3Q12	2Q12	3Q11	3Q12	2Q12	3Q11

Loans (CHF million)

Mortgages	92,106		90,618		87,640		0	0	0	92,106	90,618	87,640

Loans collateralized by securities	26,141		26,281		26,465		0	0	0	26,141	26,281	26,465

Consumer finance	7,096		6,605		5,524		682	486	702	7,867	7,176	6,228

Consumer	125,343		123,504		119,629		682	486	702	126,114	124,075	120,333

Real estate	24,611		24,414		23,318		1,676	1,702	1,964	26,287	26,116	25,282

Commercial and industrial loans	47,698		47,128		41,838		14,271	14,674	14,582	61,989	61,813	56,426

Financial institutions	7,055		6,913		6,863		18,975	18,343	16,176	26,030	25,256	23,045

Governments and public institutions	1,267		1,299		1,240		1,730	1,604	1,043	2,997	2,903	2,283

Corporate & institutional	80,631	[2]	79,754	[2]	73,259	[2]	36,652	36,323	33,765	117,303	116,088	107,036

Gross loans	205,974		203,258		192,888		37,334	36,809	34,467	243,417	240,163	227,369

of which held at fair value	599		608		387		20,639	19,907	19,294	21,238	20,515	19,681

Net (unearned income) / deferred expenses	(44)		(37)		(12)		(20)	(34)	(27)	(64)	(71)	(39)

Allowance for loan losses [3]	(761)		(776)		(699)		(136)	(152)	(184)	(897)	(928)	(883)

Net loans	205,169		202,445		192,177		37,178	36,623	34,256	242,456	239,164	226,447

Impaired loans (CHF million)

Non-performing loans	679		698		564		261	223	174	940	921	738

Non-interest-earning loans	316		272		233		5	26	33	321	298	266

Total non-performing and non-interest-earning loans	995		970		797		266	249	207	1,261	1,219	1,004

Restructured loans	0		0		4		34	36	37	34	36	41

Potential problem loans	429		506		358		5	13	95	434	519	453

Total other impaired loans	429		506		362		39	49	132	468	555	494

Gross impaired loans [3]	1,424		1,476		1,159		305	298	339	1,729	1,774	1,498

of which loans with a specific allowance	1,116		1,193		941		234	197	323	1,350	1,390	1,264

of which loans without a specific allowance	308		283		218		71	101	16	379	384	234

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	776		755		700		152	153	216	928	908	916

Change in scope of consolidation	0		0		0		(18)	0	0	(18)	0	0

Net movements recognized in statements of operations	28		39		27		(4)	(15)	3	24	24	30

Gross write-offs	(48)		(32)		(44)		(1)	(12)	(54)	(49)	(44)	(98)

Recoveries	5		6		9		1	6	0	6	12	9

Net write-offs	(43)		(26)		(35)		0	(6)	(54)	(43)	(32)	(89)

Provisions for interest	2		2		1		6	2	0	8	4	1

Foreign currency translation impact and other adjustments, net	(2)		6		6		0	18	19	(2)	24	25

Balance at end of period [3]	761		776		699		136	152	184	897	928	883

of which individually evaluated for impairment	560		574		505		128	108	122	688	682	627

of which collectively evaluated for impairment	201		202		194		8	44	62	209	246	256

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.5		0.4		1.6	1.5	1.4	0.6	0.6	0.5

Gross impaired loans / Gross loans [4]	0.7		0.7		0.6		1.8	1.8	2.2	0.8	0.8	0.7

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	76.5		80.0		87.7		51.1	61.0	88.9	71.1	76.1	87.9

Allowance for loan losses / Gross impaired loans [3]	53.4		52.6		60.3		44.6	51.0	54.3	51.9	52.3	58.9

1 Includes Asset Management and Corporate Center, in addition to Private Banking and Investment Banking. 2 Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 63,803 million, CHF 63,496 million and CHF 59,927 million as of the end of 3Q12, 2Q12 and 3Q11, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Balance sheet and off-balance sheet
Total assets were CHF 1,023.3 billion, total liabilities were CHF 980.5 billion and total equity was CHF 42.8 billion. Both total assets and total liabilities were down 2% for the quarter, driven in both cases by an increase from operating activities and the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of				% change

	3Q12	2Q12	4Q11	3Q11	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	86,977	99,038	110,573	92,376	(12)	(21)	(6)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204,260	226,864	236,963	239,747	(10)	(14)	(15)

Trading assets	288,583	284,058	279,553	300,342	2	3	(4)

Net loans	242,456	239,164	233,413	226,447	1	4	7

Brokerage receivables	54,630	50,411	43,446	57,020	8	26	(4)

All other assets	146,386	143,920	145,217	145,589	2	1	1

Total assets	1,023,292	1,043,455	1,049,165	1,061,521	(2)	(2)	(4)

Liabilities and equity (CHF million)

Due to banks	40,696	41,325	40,147	47,876	(2)	1	(15)

Customer deposits	319,832	312,683	313,401	314,952	2	2	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,924	189,266	176,559	169,373	(11)	(4)	0

Trading liabilities	113,933	115,782	127,760	137,554	(2)	(11)	(17)

Long-term debt	149,719	154,838	162,655	164,177	(3)	(8)	(9)

Brokerage payables	68,512	75,822	68,034	70,212	(10)	1	(2)

All other liabilities	118,843	111,634	119,524	114,899	6	(1)	3

Total liabilities	980,459	1,001,350	1,008,080	1,019,043	(2)	(3)	(4)

Total shareholders' equity	35,682	34,774	33,674	33,519	3	6	6

Noncontrolling interests	7,151	7,331	7,411	8,959	(2)	(4)	(20)

Total equity	42,833	42,105	41,085	42,478	2	4	1

Total liabilities and equity	1,023,292	1,043,455	1,049,165	1,061,521	(2)	(2)	(4)

Balance sheet
Total assets were CHF 1,023.3 billion as of the end of 3Q12, down CHF 20.2 billion, or 2%, from the end of 2Q12, driven by a decrease from operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 16.3 billion.

Compared to the end of 2Q12, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 22.6 billion, or 10%, primarily driven by a decrease in reverse repurchase transactions. Cash and due from banks decreased CHF 12.1 billion, or 12%, mainly driven by decreases in central bank holdings. Trading assets increased CHF 4.5 billion, or 2%, driven by increases in equity securities across most businesses, partially offset by a decrease in debt securities. Brokerage receivables increased CHF 4.2 billion, or 8%, mainly reflecting increased margin lending and open trades. Net loans increased CHF 3.3 billion, or 1%, mainly reflecting increases in residential mortgages and commercial and industrial loans in Private Banking and increases in loans to financial institutions in Investment Banking and Private Banking. All other assets increased CHF 2.5 billion, or 2%, including increases of CHF 2.1 billion in securities received as collateral, CHF 1.8 billion in other assets and CHF 0.3 billion in other investments, partially offset by a decrease of CHF 1.6 billion in investment securities.

Total liabilities were CHF 980.5 billion as of the end of 3Q12, down CHF 20.9 billion, or 2%, from the end of 2Q12, driven by a decrease from operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 16.3 billion.

Compared to the end of 2Q12, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 20.3 billion, or 11%, mainly driven by decreases in repurchase agreements. Brokerage payables decreased CHF 7.3 billion, or 10%, mainly driven by prime brokerage and open trades. Long-term debt decreased CHF 5.1 billion, or 3%, reflecting our tender offer and the maturing of senior and subordinated debt, partially offset by the issuance of senior debt and domestic covered bonds. Trading liabilities decreased CHF 1.8 billion, or 2%, primarily due to a decrease in short trading positions, partially offset by an increase in derivative instruments. Due to banks decreased CHF 0.6 billion, or 2%, primarily driven by a decrease in demand deposits from commercial banks. Customer deposits increased CHF 7.1 billion, or 2%, primarily due to a growth in the customer deposit base. All other liabilities increased CHF 7.2 billion, or 6%, including increases of CHF 8.4 billion in short-term borrowings and CHF 2.1 billion in obligations to return securities received as collateral, partially offset by a decrease of CHF 3.3 billion in other liabilities.

> Refer to “Funding sources and uses” and “Capital management” in Treasury management for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with SPEs, and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 and “Note 24 – Guarantees and commitments” and “Note 28 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2012 and 2011 and the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three month and nine month periods ended September 30, 2012 and 2011 and the related condensed consolidated statement of cash flows for the nine month periods ended September 30, 2012 and 2011. These condensed consolidated financial statements are the responsibility of the Group’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2011 and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner

Zurich, Switzerland
November 6, 2012

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q12	2Q12	3Q11	9M12	9M11

Consolidated statements of operations (CHF million)

Interest and dividend income	4,923	7,044	5,375	17,262	17,909

Interest expense	(3,211)	(5,430)	(3,729)	(12,052)	(13,133)

Net interest income	1,712	1,614	1,646	5,210	4,776

Commissions and fees	3,224	3,130	3,061	9,526	10,195

Trading revenues	(3)	1,156	1,920	1,342	5,047

Other revenues	911	375	62	2,088	1,719

Net revenues	5,844	6,275	6,689	18,166	21,737

Provision for credit losses	41	25	84	100	90

Compensation and benefits	3,094	3,005	3,067	9,810	10,192

General and administrative expenses	1,862	1,673	2,209	5,188	5,493

Commission expenses	427	441	485	1,319	1,512

Total other operating expenses	2,289	2,114	2,694	6,507	7,005

Total operating expenses	5,383	5,119	5,761	16,317	17,197

Income before taxes	420	1,131	844	1,749	4,450

Income tax expense	101	311	332	396	1,068

Net income	319	820	512	1,353	3,382

Net income/(loss) attributable to noncontrolling interests	65	32	(171)	267	792

Net income attributable to shareholders	254	788	683	1,086	2,590

Earnings per share (CHF)

Basic earnings per share	0.16	0.48	0.54	0.72	1.96

Diluted earnings per share	0.16	0.46	0.53	0.71	1.95

Consolidated statements of comprehensive income (unaudited)
in	3Q12	2Q12	3Q11	9M12	9M11

Comprehensive income (CHF million)

Net income	319	820	512	1,353	3,382

Gains/(losses) on cash flow hedges	15	(4)	0	25	(27)

Foreign currency translation	(226)	1,115	1,842	(228)	(1,172)

Unrealized gains/(losses) on securities	(147)	(47)	28	(10)	(10)

Actuarial gains/(losses)	63	46	31	182	84

Net prior service cost	(16)	(14)	4	(52)	10

Other comprehensive income/(loss), net of tax	(311)	1,096	1,905	(83)	(1,115)

Comprehensive income/(loss)	8	1,916	2,417	1,270	2,267

Comprehensive income/(loss) attributable to noncontrolling interests	40	217	277	248	614

Comprehensive income/(loss) attributable to shareholders	(32)	1,699	2,140	1,022	1,653

Consolidated balance sheets (unaudited)
end of	3Q12	2Q12	4Q11	3Q11

Assets (CHF million)

Cash and due from banks	86,977	99,038	110,573	92,376

of which reported at fair value	475	475	–	–

of which reported from consolidated VIEs	1,116	1,324	1,396	1,218

Interest-bearing deposits with banks	2,265	2,328	2,272	2,244

of which reported at fair value	635	624	405	394

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204,260	226,864	236,963	239,747

of which reported at fair value	126,721	148,721	158,673	158,281

of which reported from consolidated VIEs	0	118	19	0

Securities received as collateral, at fair value	32,338	30,191	30,191	28,812

of which encumbered	20,598	20,985	20,447	18,538

Trading assets, at fair value	288,583	284,058	279,553	300,342

of which encumbered	87,338	74,191	73,749	79,134

of which reported from consolidated VIEs	5,114	6,053	6,399	6,420

Investment securities	3,734	5,326	5,160	5,403

of which reported at fair value	3,732	5,324	5,158	5,144

of which reported from consolidated VIEs	28	34	41	64

Other investments	13,111	12,773	13,226	14,566

of which reported at fair value	10,062	9,710	9,751	11,496

of which reported from consolidated VIEs	2,314	2,327	2,346	2,291

Net loans	242,456	239,164	233,413	226,447

of which reported at fair value	21,238	20,515	20,694	19,681

of which encumbered	588	602	471	460

of which reported from consolidated VIEs	7,022	6,611	5,940	4,329

allowance for loan losses	(897)	(928)	(910)	(883)

Premises and equipment	6,724	6,846	7,193	6,936

of which reported from consolidated VIEs	600	609	646	106

Goodwill	8,603	8,665	8,591	8,361

Other intangible assets	281	278	288	269

of which reported at fair value	65	63	70	50

Brokerage receivables	54,630	50,411	43,446	57,020

Other assets	79,330	77,513	78,296	78,998

of which reported at fair value	37,469	37,002	35,765	36,975

of which encumbered	1,723	2,120	2,255	2,281

of which reported from consolidated VIEs	14,837	11,946	13,002	15,200

Total assets	1,023,292	1,043,455	1,049,165	1,061,521

Consolidated balance sheets (unaudited) (continued)
end of	3Q12	2Q12	4Q11	3Q11

Liabilities and equity (CHF million)

Due to banks	40,696	41,325	40,147	47,876

of which reported at fair value	3,060	3,324	2,721	3,075

Customer deposits	319,832	312,683	313,401	314,952

of which reported at fair value	4,521	4,825	4,599	4,534

of which reported from consolidated VIEs	138	175	221	517

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,924	189,266	176,559	169,373

of which reported at fair value	132,791	143,714	136,483	131,844

Obligation to return securities received as collateral, at fair value	32,338	30,191	30,191	28,812

Trading liabilities, at fair value	113,933	115,782	127,760	137,554

of which reported from consolidated VIEs	1,211	1,256	1,286	1,208

Short-term borrowings	27,588	19,184	26,116	23,176

of which reported at fair value	5,091	4,456	3,547	3,247

of which reported from consolidated VIEs	10,712	7,095	6,141	4,150

Long-term debt	149,719	154,838	162,655	164,177

of which reported at fair value	65,018	66,952	70,366	74,501

of which reported from consolidated VIEs	14,027	13,860	14,858	16,739

Brokerage payables	68,512	75,822	68,034	70,212

Other liabilities	58,917	62,259	63,217	62,911

of which reported at fair value	29,509	29,818	31,092	31,011

of which reported from consolidated VIEs	1,187	681	746	729

Total liabilities	980,459	1,001,350	1,008,080	1,019,043

Common shares	53	51	49	48

Additional paid-in capital	23,273	21,930	21,796	21,159

Retained earnings	28,025	27,771	27,053	27,804

Treasury shares, at cost	(471)	(66)	(90)	0

Accumulated other comprehensive income/(loss)	(15,198)	(14,912)	(15,134)	(15,492)

Total shareholders' equity	35,682	34,774	33,674	33,519

Noncontrolling interests	7,151	7,331	7,411	8,959

Total equity	42,833	42,105	41,085	42,478

Total liabilities and equity	1,023,292	1,043,455	1,049,165	1,061,521

end of	3Q12	2Q12	4Q11	3Q11

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04

Authorized shares (million)	2,118.1	2,118.1	1,868.1	1,868.1

Common shares issued (million)	1,320.1	1,286.6	1,224.3	1,203.0

Treasury shares (million)	(27.4)	(3.5)	(4.0)	0.0

Shares outstanding (million)	1,292.7	1,283.1	1,220.3	1,203.0

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

3Q12 (CHF million)

Balance at beginning of period	51	21,930		27,771	(66)	(14,912)	34,774	7,331		42,105	1,283,087,871	[1]

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(184)		(184)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	46		46	–

Net income/(loss)	–	–		254	–	–	254	72	[4]	326	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(286)	(286)	(25)		(311)	–

Issuance of common shares	2	589		–	–	–	591	–		591	33,488,613

Sale of treasury shares	–	6		–	2,197	–	2,203	–		2,203	117,625,611

Repurchase of treasury shares	–	–		–	(2,622)	–	(2,622)	–		(2,622)	(142,676,897)

Share-based compensation, net of tax	–	773	[5]	–	20	–	793	1		794	1,139,636

Financial instruments indexed to own shares [6]	–	6		–	–	–	6	–		6	–

Dividends paid	–	–		–	–	–	–	(16)		(16)	–

Changes in redeemable noncontrolling interests	–	(1)		–	–	–	(1)	–		(1)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(74)		(74)	–

Other	–	(30)		–	–	–	(30)	–		(30)	–

Balance at end of period	53	23,273		28,025	(471)	(15,198)	35,682	7,151		42,833	1,292,664,834	[7]

1 At par value CHF 0.04 each, fully paid, net of 3,511,364 treasury shares. In addition to the treasury shares, a maximum of 805,730,391 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 449,750,000 of these unissued shares are reserved mainly for a potential conversion of already issued buffer capital notes into shares in the case of a trigger event. As a result of the capital measures announced on July 18, 2012, 732,326,910 shares are reserved for buffer capital notes and mandatory and contingent convertible securities. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 7 million due to redeemable noncontrolling interests. 5 Includes a net tax benefit of CHF 4 million from the excess fair value of shares delivered over recognized compensation expense. 6 The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 At par value CHF 0.04 each, fully paid, net of 27,423,014 treasury shares. In addition to the treasury shares, a maximum of 772,241,728 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for buffer capital notes and mandatory and contingent convertible securities.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2Q12 (CHF million)

Balance at beginning of period	49	22,262	27,097	0	(15,823)	33,585	7,279	40,864	1,224,513,920

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44	–	–	–	44	–	44	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(194)	(194)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	42	42	–

Net income/(loss)	–	–	788	–	–	788	32	820	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	911	911	185	1,096	–

Issuance of common shares	2	1,317	–	–	–	1,319	–	1,319	62,085,315

Sale of treasury shares	–	(33)	–	1,955	–	1,922	–	1,922	93,628,678

Repurchase of treasury shares	–	–	–	(2,128)	–	(2,128)	–	(2,128)	(101,754,767)

Share-based compensation, net of tax	–	(594)	–	107	–	(487)	(1)	(488)	4,614,725

Financial instruments indexed to own shares	–	(57)	–	–	–	(57)	–	(57)	–

Dividends paid	–	(1,011)	(114)	–	–	(1,125)	(12)	(1,137)	–

Changes in redeemable noncontrolling interests	–	2	–	–	–	2	–	2	–

Balance at end of period	51	21,930	27,771	(66)	(14,912)	34,774	7,331	42,105	1,283,087,871

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

3Q11 (CHF million)

Balance at beginning of period	48	21,107	27,121	(111)	(16,949)	31,216	9,091	40,307	1,199,099,753

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	3	–	–	–	3	(4)	(1)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(631)	(631)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	248	248	–

Net income/(loss)	–	–	683	–	–	683	(178)	505	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	1,457	1,457	448	1,905	–

Issuance of common shares	–	16	–	–	–	16	–	16	800,843

Sale of treasury shares	–	6	–	2,473	–	2,479	–	2,479	98,020,445

Repurchase of treasury shares	–	–	–	(2,373)	–	(2,373)	–	(2,373)	(95,274,393)

Share-based compensation, net of tax	–	224	–	11	–	235	–	235	357,344

Financial instruments indexed to own shares	–	(38)	–	–	–	(38)	–	(38)	–

Dividends paid	–	–	–	–	–	–	(15)	(15)	–

Changes in redeemable noncontrolling interests	–	(159)	–	–	–	(159)	–	(159)	–

Balance at end of period	48	21,159	27,804	0	(15,492)	33,519	8,959	42,478	1,203,003,992

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

9M12 (CHF million)

Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085	1,220,322,988	[1]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44		–	–	–	44	–		44	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(495)		(495)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	95		95	–

Net income/(loss)	–	–		1,086	–	–	1,086	274	[4]	1,360	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(64)	(64)	(19)		(83)	–

Issuance of common shares	4	1,910		–	–	–	1,914	–		1,914	95,754,786

Sale of treasury shares	–	5		–	5,973	–	5,978	–		5,978	285,623,325

Repurchase of treasury shares	–	–		–	(6,484)	–	(6,484)	–		(6,484)	(314,915,942)

Share-based compensation, net of tax	–	576	[5]	–	130	–	706	–		706	5,879,677

Financial instruments indexed to own shares [6]	–	(10)		–	–	–	(10)	–		(10)	–

Dividends paid	–	(1,011)	[7]	(114)	–	–	(1,125)	(41)		(1,166)	–

Changes in redeemable noncontrolling interests	–	(7)	[8]	–	–	–	(7)	–		(7)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(74)		(74)	–

Other	–	(30)		–	–	–	(30)	–		(30)	–

Balance at end of period	53	23,273		28,025	(471)	(15,198)	35,682	7,151		42,833	1,292,664,834	[9]

1 At par value CHF 0.04 each, fully paid, net of 4,010,074 treasury shares. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 7 million due to redeemable noncontrolling interests. 5 Includes a net tax benefit of CHF 17 million from the excess fair value of shares delivered over recognized compensation expense. 6 The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Paid out of reserves from capital contributions. 8 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Other commitments" in Note 24 – Guarantees and commitments for further information. 9 At par value CHF 0.04 each, fully paid, net of 27,423,014 treasury shares. In addition to the treasury shares, a maximum of 772,241,728 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for buffer capital notes and mandatory and contingent convertible securities.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

9M11 (CHF million)

Balance at beginning of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	1	–	–	–	1	(5)	(4)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(1,378)	(1,378)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)	–	–	–	(7)	7	–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	494	494	–

Net income/(loss)	–	–	2,590	–	–	2,590	759	3,349	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(937)	(937)	(178)	(1,115)	–

Issuance of common shares	1	681	–	–	–	682	–	682	16,829,550

Sale of treasury shares	–	(77)	–	10,302	–	10,225	–	10,225	295,174,972

Repurchase of treasury shares	–	–	–	(10,045)	–	(10,045)	–	(10,045)	(289,886,140)

Share-based compensation, net of tax	–	(489)	–	295	–	(194)	(1)	(195)	6,939,545

Financial instruments indexed to own shares	–	164	–	–	–	164	–	164	–

Dividends paid	–	(1,646)	(102)	–	–	(1,748)	(72)	(1,820)	–

Changes in redeemable noncontrolling interests	–	(494)	–	–	–	(494)	(90)	(584)

Change in scope of consolidation, net	–	–	–	–	–	–	(310)	(310)	–

Balance at end of period	48	21,159	27,804	0	(15,492)	33,519	8,959	42,478	1,203,003,992

Consolidated statements of cash flows (unaudited)
in	9M12	9M11

Operating activities of continuing operations (CHF million)

Net income	1,353	3,382

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	950	854

Provision for credit losses	100	90

Deferred tax provision	(122)	662

Share of net income from equity method investments	74	(26)

Trading assets and liabilities, net	(19,346)	22,507

(Increase)/decrease in other assets	(14,940)	(22,535)

Increase/(decrease) in other liabilities	(2,905)	11,213

Other, net	2,772	(3,184)

Total adjustments	(33,417)	9,581

Net cash provided by/(used in) operating activities of continuing operations	(32,064)	12,963

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(125)	(732)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	31,666	(24,910)

Purchase of investment securities	(330)	(1,437)

Proceeds from sale of investment securities	665	2,100

Maturities of investment securities	1,537	1,738

Investments in subsidiaries and other investments	(1,550)	(1,326)

Proceeds from sale of other investments	1,653	4,323

(Increase)/decrease in loans	(9,597)	(11,323)

Proceeds from sales of loans	791	302

Capital expenditures for premises and equipment and other intangible assets	(927)	(1,172)

Proceeds from sale of premises and equipment and other intangible assets	10	5

Other, net	2,498	171

Net cash provided by/(used in) investing activities of continuing operations	26,291	(32,261)

Consolidated statements of cash flows (unaudited) (continued)
in	9M12	9M11

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	4,855	41,139

Increase/(decrease) in short-term borrowings	466	2,112

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,349)	5,805

Issuances of long-term debt	30,297	27,431

Repayments of long-term debt	(46,072)	(27,553)

Issuances of common shares	1,914	682

Sale of treasury shares	5,978	10,225

Repurchase of treasury shares	(6,484)	(10,045)

Dividends paid/capital repayments	(1,167)	(1,820)

Other, net	(90)	335

Net cash provided by/(used in) financing activities of continuing operations	(17,652)	48,311

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(171)	(2,129)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(23,596)	26,909

Cash and due from banks at beginning of period	110,573	65,467

Cash and due from banks at end of period	86,977	92,376

Supplemental cash flow information (unaudited)
in	9M12	9M11

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	822	833

Cash paid for interest	12,364	13,623

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	2,418	0

Fair value of liabilities assumed	2,418	0

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2011, included in the Credit Suisse Annual Report 2011.

> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of the 2Q12 consolidated statements of operations and comprehensive income, the 2Q12 and 3Q11 consolidated balance sheets and the 3Q12, 2Q12 and 3Q11 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a description of accounting standards adopted in 2011.

ASC Topic 220 – Comprehensive Income
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-12), an update to ASC Topic 220 – Comprehensive Income. The amendment delays the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 was effective upon issuance and its adoption did not impact the Group’s financial condition, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The adoption of ASU 2011-08 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

> Refer to “Note 26 – Financial instruments” for further information.
ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 210 – Balance Sheet
In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity should provide the required disclosures retrospectively for all comparative periods presented. ASU 2011-11 is an update for presentation and as such will not impact the Group’s financial position, results of operation or cash flows.

Note 3 Business developments
In July 2012, we raised CHF 3.8 billion MACCS that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events). Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The MACCS will be accounted for as debt until conversion, when they will be reclassified to equity, utilizing authorized capital.

In July 2012, we exchanged a portion of our USD-denominated existing tier 1 capital notes issued in 2008 (hybrids) into high trigger tier 1 BCNs, thereby accelerating an exchange initially scheduled for October 2013. The conversion floor price of the BCNs delivered in the exchange (as well as the remaining BCNs scheduled to be delivered in 2013) has been adjusted to the conversion price of the MACCS described above. This acceleration did not have any impact on reported balance sheet balances as BCNs have been recognized on the balance sheet since the BCN commitment agreement in February 2011.

In July 2012, we completed a voluntary exchange offer, under which certain employees elected to convert any future cash payments from deferred compensation awards under the Adjustable Performance Plan awards for shares at the same price as the conversion price under the MACCS.

In July 2012, the Group sold its remaining ownership interest of 7.0% in Aberdeen, resulting in a gain of CHF 140 million recognized in 3Q12.

Note 4 Discontinued operations
The Group did not discontinue any material operations in 3Q12.
Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Beginning in 1Q12, the Group fully reflects the fair value impact from movements in credit spreads on its long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt, primarily in Investment Banking. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on the Group’s funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than the Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	3Q12	2Q12	3Q11	9M12	9M11

Net revenues (CHF million)

Private Banking	2,591	2,704	2,600	7,899	8,120

Investment Banking	3,296	2,909	1,981	10,364	9,885

Asset Management	607	550	493	1,838	1,767

Corporate Center	(728)	78	1,743	(2,216)	1,184

Noncontrolling interests without SEI	78	34	(128)	281	781

Net revenues	5,844	6,275	6,689	18,166	21,737

Income/(loss) before taxes (CHF million)

Private Banking	689	775	207	2,070	1,803

Investment Banking	508	383	(720)	1,889	971

Asset Management	222	133	97	609	490

Corporate Center	(1,060)	(180)	1,452	(3,058)	483

Noncontrolling interests without SEI	61	20	(192)	239	703

Income before taxes	420	1,131	844	1,749	4,450

Total assets
end of	3Q12	2Q12	4Q11	3Q11

Total assets (CHF million)

Private Banking	376,989	366,609	347,476	346,744

Investment Banking	772,480	796,613	811,689	825,416

Asset Management	24,074	23,647	23,203	22,739

Corporate Center [1]	(154,695)	(148,006)	(137,952)	(139,627)

Noncontrolling interests without SEI	4,444	4,592	4,749	6,249

Total assets	1,023,292	1,043,455	1,049,165	1,061,521

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
in	3Q12	2Q12	3Q11	9M12	9M11

Net interest income (CHF million)

Loans	1,230	1,232	1,202	3,675	3,677

Investment securities	12	26	22	59	76

Trading assets	2,419	4,418	2,514	9,503	9,350

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	732	786	848	2,290	2,425

Other	530	582	789	1,735	2,381

Interest and dividend income	4,923	7,044	5,375	17,262	17,909

Deposits	(331)	(353)	(429)	(1,072)	(1,260)

Short-term borrowings	(67)	(16)	(15)	(103)	(47)

Trading liabilities	(1,210)	(3,278)	(1,334)	(5,762)	(5,974)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(424)	(527)	(396)	(1,321)	(1,244)

Long-term debt	(1,113)	(1,177)	(1,425)	(3,577)	(4,317)

Other	(66)	(79)	(130)	(217)	(291)

Interest expense	(3,211)	(5,430)	(3,729)	(12,052)	(13,133)

Net interest income	1,712	1,614	1,646	5,210	4,776

Note 7 Commissions and fees
in	3Q12	2Q12	3Q11	9M12	9M11

Commissions and fees (CHF million)

Lending business	359	364	340	1,030	1,031

Investment and portfolio management	955	1,033	939	2,967	3,081

Other securities business	31	24	30	76	67

Fiduciary business	986	1,057	969	3,043	3,148

Underwriting	421	311	264	1,143	1,297

Brokerage	906	896	1,028	2,791	3,225

Underwriting and brokerage	1,327	1,207	1,292	3,934	4,522

Other services	552	502	460	1,519	1,494

Commissions and fees	3,224	3,130	3,061	9,526	10,195

Note 8 Trading revenues
in	3Q12	2Q12	3Q11	9M12	9M11

Trading revenues (CHF million)

Interest rate products	2,207	636	3,034	2,511	5,486

Foreign exchange products	(393)	(554)	(2,386)	90	(3,270)

Equity/index-related products	(613)	757	228	329	1,430

Credit products	(1,814)	162	1,266	(2,642)	1,108

Commodity, emission and energy products	212	17	69	300	375

Other products	398	138	(291)	754	(82)

Trading revenues	(3)	1,156	1,920	1,342	5,047

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	3Q12	2Q12	3Q11	9M12	9M11

Other revenues (CHF million)

Noncontrolling interests without SEI	73	50	(224)	267	683

Loans held-for-sale	(11)	(9)	(12)	(30)	23

Long-lived assets held-for-sale	366	(1)	(21)	363	43

Equity method investments	18	33	43	82	101

Other investments	268	130	107	630	447

Other	197	172	169	776	422

Other revenues	911	375	62	2,088	1,719

Note 10 Provision for credit losses
in	3Q12	2Q12	3Q11	9M12	9M11

Provision for credit losses (CHF million)

Provision for loan losses	24	24	30	75	45

Provision for lending-related and other exposures	17	1	54	25	45

Provision for credit losses	41	25	84	100	90

Note 11 Compensation and benefits
in	3Q12	2Q12	3Q11	9M12	9M11

Compensation and benefits (CHF million)

Salaries and variable compensation	2,702	2,571	2,683	8,587	8,905

Social security	147	247	164	613	693

Other [1]	245	187	220	610	594

Compensation and benefits [2]	3,094	3,005	3,067	9,810	10,192

1 Includes pension and other post-retirement expense of CHF 163 million, CHF 129 million, CHF 158 million, CHF 404 million and CHF 404 million in 3Q12, 2Q12, 3Q11, 9M12 and 9M11, respectively. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 97 million, CHF 123 million, CHF 235 million, CHF 265 million and CHF 377 million as of 3Q12, 2Q12, 3Q11, 9M12 and 9M11, respectively.

Note 12 General and administrative expenses
in	3Q12	2Q12	3Q11	9M12	9M11

General and administrative expenses (CHF million)

Occupancy expenses	292	308	271	888	804

IT, machinery, etc.	369	372	379	1,084	1,039

Provisions and losses	237	13	540	319	629

Travel and entertainment	98	101	104	289	323

Professional services	474	473	489	1,382	1,515

Amortization and impairment of other intangible assets	8	7	7	29	22

Other	384	399	419	1,197	1,161

General and administrative expenses	1,862	1,673	2,209	5,188	5,493

Note 13 Earnings per share
in	3Q12	2Q12	3Q11	9M12		9M11

Basic net income attributable to shareholders (CHF million)

Net income attributable to shareholders	254	788	683	1,086		2,590

Preferred securities dividends	–	(114)	–	(114)		(102)

Net income attributable to shareholders for basic earnings per share	254	674	683	972		2,488

Available for common shares	212	615	644	913		2,348

Available for unvested share-based payment awards	17	59	39	59		140

Available for mandatory convertible securities [1]	25	–	–	0	[2]	–

Diluted net income attributable to shareholders (CHF million)

Net income attributable to shareholders for basic earnings per share	254	674	683	972		2,488

Income impact of assumed conversion on contracts that may be settled in shares or cash [3]	0	(13)	–	0		–

Net income attributable to shareholders for diluted earnings per share	254	661	683	972		2,488

Available for common shares	212	602	645	913		2,349

Available for unvested share-based payment awards	17	59	38	59		139

Available for mandatory convertible securities [1]	25	–	–	0	[2]	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,290.6	1,282.2	1,203.6	1,272.3		1,195.8

Dilutive contracts that may be settled in shares or cash [4]	0.0	26.4	–	0.0		–

Dilutive share options and warrants	5.3	6.4	6.2	5.4		3.9

Dilutive share awards	1.8	1.7	14.3	1.7		7.0

Weighted-average shares outstanding for diluted earnings per share available for common shares [5]	1,297.7	1,316.7	1,224.1	1,279.4		1,206.7

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	102.8	90.1	72.8	91.3		73.2

Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	154.8	–	–	51.6		–

Earnings per share available for common shares (CHF)

Basic earnings per share available for common shares	0.16	0.48	0.54	0.72		1.96

Diluted earnings per share available for common shares	0.16	0.46	0.53	0.71		1.95

1 Reflects MACCS issued in July 2012 that are mandatorily convertible into shares on March 29, 2013. 2 US GAAP requires that both distributed earnings and undistributed earnings are considered in determining the net income attributable to each class of participating shares. Because distributed earnings paid on common shares and unvested share-based awards in 2Q12 exceed the actual earnings for 9M12, no earnings have been allocated to the mandatory convertible securities for 9M12. 3 Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 3Q12 and 9M12, respectively, as the effect would be antidilutive. 4 Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 3Q12 and 9M12, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive. 5 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 55.3 million, 23.5 million, 34.2 million, 48.3 million and 38.4 million for 3Q12, 2Q12, 3Q11, 9M12 and 9M11, respectively.

Note 14 Trading assets and liabilities
end of	3Q12	2Q12	4Q11	3Q11

Trading assets (CHF million)

Debt securities	154,972	160,166	145,035	153,714

Equity securities [1]	76,974	68,829	66,904	65,390

Derivative instruments [2]	42,256	42,014	52,548	64,656

Other	14,381	13,049	15,066	16,582

Trading assets	288,583	284,058	279,553	300,342

Trading liabilities (CHF million)

Short positions	61,841	67,239	67,639	73,063

Derivative instruments [2]	52,092	48,543	60,121	64,491

Trading liabilities	113,933	115,782	127,760	137,554

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	3Q12	2Q12	4Q11	3Q11

Cash collateral – netted (CHF million) [1]

Cash collateral received	34,281	37,637	36,474	35,153

Cash collateral paid	38,418	39,816	37,639	38,014

Cash collateral – not netted (CHF million) [2]

Cash collateral received	11,069	12,978	11,934	13,375

Cash collateral paid	14,241	13,221	15,809	17,600

1 Recorded as cash collateral netting on derivative instruments in Note 23 – Derivatives and hedging activities. 2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	3Q12	2Q12	4Q11	3Q11

Investment securities (CHF million)

Debt securities held-to-maturity	2	2	2	259

Securities available-for-sale	3,732	5,324	5,158	5,144

Total investment securities	3,734	5,326	5,160	5,403

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

3Q12 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	450	31	0	481

Debt securities issued by foreign governments	1,851	107	2	1,956

Corporate debt securities	702	23	0	725

Collateralized debt obligations	452	24	0	476

Debt securities available-for-sale	3,455	185	2	3,638

Banks, trust and insurance companies	73	14	0	87

Industry and all other	5	2	0	7

Equity securities available-for-sale	78	16	0	94

Securities available-for-sale	3,533	201	2	3,732

4Q11 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	321	27	0	348

Debt securities issued by foreign governments	3,211	121	12	3,320

Corporate debt securities	778	18	5	791

Collateralized debt obligations	587	20	0	607

Debt securities available-for-sale	4,897	186	17	5,066

Banks, trust and insurance companies	67	9	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	82	10	0	92

Securities available-for-sale	4,979	196	17	5,158

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

3Q12 (CHF million)

Debt securities issued by foreign governments	10	0	100	2	110	2

Debt securities available-for-sale	10	0	100	2	110	2

4Q11 (CHF million)

Debt securities issued by foreign governments	100	2	40	10	140	12

Corporate debt securities	81	2	17	3	98	5

Debt securities available-for-sale	181	4	57	13	238	17

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	9M12		9M11

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	25	640	2,099	1

Realized gains	1	294	40	0

Realized losses	(2)	0	(22)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

3Q12 (CHF million)

Due within 1 year	2	2	4.43	1,094	1,112	2.69

Due from 1 to 5 years	0	0	–	1,718	1,834	3.06

Due from 5 to 10 years	0	0	–	448	480	2.03

Due after 10 years	0	0	–	195	212	2.31

Total debt securities	2	2	4.43	3,455	3,638	2.77

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	3Q12	2Q12	4Q11	3Q11

Loans (CHF million)

Mortgages	92,106	90,618	88,255	87,640

Loans collateralized by securities	26,141	26,281	26,461	26,465

Consumer finance	7,867	7,176	6,695	6,228

Consumer	126,114	124,075	121,411	120,333

Real estate	26,287	26,116	25,185	25,282

Commercial and industrial loans	61,989	61,813	59,998	56,426

Financial institutions	26,030	25,256	25,373	23,045

Governments and public institutions	2,997	2,903	2,390	2,283

Corporate & institutional	117,303	116,088	112,946	107,036

Gross loans	243,417	240,163	234,357	227,369

of which held at amortized cost	222,179	219,648	213,663	207,688

of which held at fair value	21,238	20,515	20,694	19,681

Net (unearned income)/deferred expenses	(64)	(71)	(34)	(39)

Allowance for loan losses	(897)	(928)	(910)	(883)

Net loans	242,456	239,164	233,413	226,447

Gross loans by location (CHF million)

Switzerland	150,020	149,042	146,737	144,324

Foreign	93,397	91,121	87,620	83,045

Gross loans	243,417	240,163	234,357	227,369

Impaired loan portfolio (CHF million)

Non-performing loans	940	921	758	738

Non-interest-earning loans	321	298	262	266

Total non-performing and non-interest-earning loans	1,261	1,219	1,020	1,004

Restructured loans	34	36	18	41

Potential problem loans	434	519	680	453

Total other impaired loans	468	555	698	494

Gross impaired loans	1,729	1,774	1,718	1,498

Allowance for loan losses by loan portfolio
	3Q12			2Q12			3Q11

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	304	624	928	295	613	908	269	647	916

Change in scope of consolidation	(18)	0	(18)	0	0	0	0	0	0

Net movements recognized in statements of operations	22	2	24	25	(1)	24	28	2	30

Gross write-offs	(28)	(21)	(49)	(22)	(22)	(44)	(44)	(54)	(98)

Recoveries	5	1	6	3	9	12	10	(1)	9

Net write-offs	(23)	(20)	(43)	(19)	(13)	(32)	(34)	(55)	(89)

Provisions for interest	1	7	8	2	2	4	1	0	1

Foreign currency translation impact and other adjustments, net	1	(3)	(2)	1	23	24	6	19	25

Balance at end of period	287	610	897	304	624	928	270	613	883

of which individually evaluated for impairment	222	466	688	239	443	682	201	426	627

of which collectively evaluated for impairment	65	144	209	65	181	246	69	187	256

Gross loans held at amortized cost (CHF million)

Balance at end of period	126,103	96,076	222,179	124,064	95,584	219,648	120,324	87,364	207,688

of which individually evaluated for impairment [1]	675	1,054	1,729	635	1,139	1,774	592	906	1,498

of which collectively evaluated for impairment	125,428	95,022	220,450	123,429	94,445	217,874	119,732	86,458	206,190

1 Represents gross impaired loans both with and without a specific allowance.

	9M12			9M11

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	289	621	910	279	738	1,017

Change in scope of consolidation	(18)	0	(18)	0	0	0

Net movements recognized in statements of operations	69	6	75	42	3	45

Gross write-offs	(76)	(60)	(136)	(85)	(121)	(206)

Recoveries	19	18	37	30	2	32

Net write-offs	(57)	(42)	(99)	(55)	(119)	(174)

Provisions for interest	6	14	20	3	3	6

Foreign currency translation impact and other adjustments, net	(2)	11	9	1	(12)	(11)

Balance at end of period	287	610	897	270	613	883

Purchases, reclassifications and sales
	3Q12			2Q12			3Q11

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases [1]	0	879	879	348	2,445	2,793	0	510	510

Reclassifications from loans held-for-sale [2]	0	40	40	0	85	85	0	0	0

Reclassifications to loans held-for-sale [3]	0	261	261	0	341	341	0	294	294

Sales [3]	0	21	21	0	264	264	0	420	420

1 Includes drawdowns under purchased loan commitments. 2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity. 3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
	9M12			9M11

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases [1]	348	4,240	4,588	0	2,587	2,587

Reclassifications from loans held-for-sale [2]	0	125	125	0	0	0

Reclassifications to loans held-for-sale [3]	0	1,077	1,077	0	950	950

Sales [3]	0	728	728	0	903	903

1 Includes drawdowns under purchased loan commitments. 2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity. 3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.

> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2011 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

3Q12 (CHF million)

Mortgages	398	728	12,313	57,943	19,874	617	14	10	0	209	92,106

Loans collateralized by securities	24	50	632	22,354	2,814	162	0	31	0	74	26,141

Consumer finance	58	4	87	3,686	2,738	591	59	0	307	326	7,856

Consumer	480	782	13,032	83,983	25,426	1,370	73	41	307	609	126,103

Real estate	319	395	1,499	14,305	8,987	267	0	0	1	74	25,847

Commercial and industrial loans	237	238	1,490	22,672	21,311	3,446	262	59	48	711	50,474

Financial institutions	3,246	1,894	4,422	5,226	2,364	635	13	38	1	155	17,994

Governments and public institutions	122	49	339	534	135	106	470	0	0	6	1,761

Corporate & institutional	3,924	2,576	7,750	42,737	32,797	4,454	745	97	50	946	96,076

Gross loans held at amortized cost	4,404	3,358	20,782	126,720	58,223	5,824	818	138	357	1,555	222,179

Value of collateral [1]	3,841	2,337	18,895	115,644	47,494	3,457	205	95	13	776	192,757

4Q11 (CHF million)

Mortgages	166	637	8,837	55,222	22,368	763	18	19	0	225	88,255

Loans collateralized by securities	1	18	397	24,089	1,793	88	0	2	0	73	26,461

Consumer finance	1	5	51	3,234	2,187	524	58	9	316	300	6,685

Consumer	168	660	9,285	82,545	26,348	1,375	76	30	316	598	121,401

Real estate	341	204	1,241	12,476	10,277	312	0	3	0	60	24,914

Commercial and industrial loans	409	242	1,755	21,182	20,091	3,128	179	27	121	714	47,848

Financial institutions	3,906	2,098	3,333	5,549	1,890	760	3	43	0	132	17,714

Governments and public institutions	119	88	355	484	160	104	470	0	0	6	1,786

Corporate & institutional	4,775	2,632	6,684	39,691	32,418	4,304	652	73	121	912	92,262

Gross loans held at amortized cost	4,943	3,292	15,969	122,236	58,766	5,679	728	103	437	1,510	213,663

Value of collateral [1]	3,938	1,751	14,176	112,505	48,100	3,171	119	86	9	871	184,726

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.

In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total

3Q12 (CHF million)

Mortgages	91,779	116	25	15	171	327	92,106

Loans collateralized by securities	25,995	131	2	4	9	146	26,141

Consumer finance	6,493	1,003	90	62	208	1,363	7,856

Consumer	124,267	1,250	117	81	388	1,836	126,103

Real estate	25,670	117	4	16	40	177	25,847

Commercial and industrial loans	49,209	827	92	158	188	1,265	50,474

Financial institutions	17,775	85	33	26	75	219	17,994

Governments and public institutions	1,757	4	0	0	0	4	1,761

Corporate & institutional	94,411	1,033	129	200	303	1,665	96,076

Gross loans held at amortized cost	218,678	2,283	246	281	691	3,501	222,179

4Q11 (CHF million)

Mortgages	88,016	48	12	6	173	239	88,255

Loans collateralized by securities	26,254	180	11	3	13	207	26,461

Consumer finance	5,886	496	86	50	167	799	6,685

Consumer	120,156	724	109	59	353	1,245	121,401

Real estate	24,840	41	3	1	29	74	24,914

Commercial and industrial loans	47,085	454	90	50	169	763	47,848

Financial institutions	17,550	78	2	48	36	164	17,714

Governments and public institutions	1,785	1	0	0	0	1	1,786

Corporate & institutional	91,260	574	95	99	234	1,002	92,262

Gross loans held at amortized cost	211,416	1,298	204	158	587	2,247	213,663

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2011 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

3Q12 (CHF million)

Mortgages	193	16	209	0	62	62	271

Loans collateralized by securities	19	54	73	0	2	2	75

Consumer finance	311	12	323	0	6	6	329

Consumer	523	82	605	0	70	70	675

Real estate	54	6	60	0	16	16	76

Commercial and industrial loans	247	165	412	34	346	380	792

Financial institutions	116	62	178	0	2	2	180

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	417	239	656	34	364	398	1,054

Gross impaired loans	940	321	1,261	34	434	468	1,729

4Q11 (CHF million)

Mortgages	176	14	190	1	73	74	264

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	262	28	290	0	25	25	315

Consumer	465	55	520	1	144	145	665

Real estate	29	7	36	0	24	24	60

Commercial and industrial loans	215	129	344	17	454	471	815

Financial institutions	49	65	114	0	58	58	172

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	293	207	500	17	536	553	1,053

Gross impaired loans	758	262	1,020	18	680	698	1,718

Gross impaired loan detail
	3Q12			4Q11

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	234	224	38	217	206	41

Loans collateralized by securities	69	65	54	85	83	50

Consumer finance	288	271	130	303	288	131

Consumer	591	560	222	605	577	222

Real estate	67	59	19	46	38	20

Commercial and industrial loans	511	481	317	734	709	318

Financial institutions	175	173	124	156	154	84

Governments and public institutions	6	5	6	6	5	6

Corporate & institutional	759	718	466	942	906	428

Gross impaired loans with a specific allowance	1,350	1,278	688	1,547	1,483	650

Mortgages	37	37	–	46	46	–

Loans collateralized by securities	6	6	–	1	1	–

Consumer finance	41	41	–	13	13	–

Consumer	84	84	–	60	60	–

Real estate	9	9	–	15	15	–

Commercial and industrial loans	281	277	–	80	80	–

Financial institutions	5	5	–	16	16	–

Corporate & institutional	295	291	–	111	111	–

Gross impaired loans without specific allowance	379	375	–	171	171	–

Gross impaired loans	1,729	1,653	688	1,718	1,654	650

of which consumer	675	644	222	665	637	222

of which corporate & institutional	1,054	1,009	466	1,053	1,017	428

Gross impaired loan detail (continued)
	3Q12			2Q12			3Q11

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	223	0	0	218	1	1	230	0	0

Loans collateralized by securities	68	0	0	68	1	0	41	0	0

Consumer finance	277	1	0	273	0	0	260	0	0

Consumer	568	1	0	559	2	1	531	0	0

Real estate	60	0	0	53	0	0	60	0	0

Commercial and industrial loans	537	1	0	575	0	0	531	2	1

Financial institutions	212	0	0	223	1	1	149	0	0

Governments and public institutions	6	0	0	6	0	0	6	0	0

Corporate & institutional	815	1	0	857	1	1	746	2	1

Gross impaired loans with a specific allowance	1,383	2	0	1,416	3	2	1,277	2	1

Mortgages	38	0	0	47	0	0	50	0	0

Loans collateralized by securities	3	0	0	1	0	0	3	0	0

Consumer finance	38	0	0	37	0	0	19	0	0

Consumer	79	0	0	85	0	0	72	0	0

Real estate	12	0	0	19	0	0	64	2	2

Commercial and industrial loans	281	1	0	307	2	2	147	1	0

Financial institutions	8	0	0	11	0	0	19	0	0

Corporate & institutional	301	1	0	337	2	2	230	3	2

Gross impaired loans without specific allowance	380	1	0	422	2	2	302	3	2

Gross impaired loans	1,763	3	0	1,838	5	4	1,579	5	3

of which consumer	647	1	0	644	2	1	603	0	0

of which corporate & institutional	1,116	2	0	1,194	3	3	976	5	3

Gross impaired loan detail (continued)
	9M12			9M11

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	219	1	1	230	1	0

Loans collateralized by securities	68	1	0	43	0	0

Consumer finance	281	3	2	259	1	0

Consumer	568	5	3	532	2	0

Real estate	57	0	0	60	1	1

Commercial and industrial loans	595	3	1	564	5	4

Financial institutions	232	1	1	160	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate & institutional	890	4	2	790	6	5

Gross impaired loans with a specific allowance	1,458	9	5	1,322	8	5

Mortgages	42	0	0	77	0	0

Loans collateralized by securities	2	0	0	4	0	0

Consumer finance	36	0	0	21	0	0

Consumer	80	0	0	102	0	0

Real estate	16	0	0	72	5	5

Commercial and industrial loans	246	3	2	202	1	0

Financial institutions	10	0	0	16	0	0

Corporate & institutional	272	3	2	290	6	5

Gross impaired loans without specific allowance	352	3	2	392	6	5

Gross impaired loans	1,810	12	7	1,714	14	10

of which consumer	648	5	3	634	2	0

of which corporate & institutional	1,162	7	4	1,080	12	10

Note 17 Other assets and other liabilities
end of	3Q12	2Q12	4Q11	3Q11

Other assets (CHF million)

Cash collateral on derivative instruments	14,241	13,221	15,809	17,600

Cash collateral on non-derivative transactions	3,068	2,920	2,083	1,431

Derivative instruments used for hedging	3,362	3,435	3,706	3,278

Assets held-for-sale	20,719	20,741	21,205	23,224

of which loans	20,141	20,115	20,457	22,215

of which real estate	571	619	732	993

Assets held for separate accounts	14,836	14,410	14,407	14,411

Interest and fees receivable	5,505	6,029	6,090	5,377

Deferred tax assets	7,191	8,825	8,939	8,190

Prepaid expenses	622	706	601	624

Failed purchases	3,280	2,861	1,513	1,337

Other	6,506	4,365	3,943	3,526

Other assets	79,330	77,513	78,296	78,998

Other liabilities (CHF million)

Cash collateral on derivative instruments	11,069	12,978	11,934	13,375

Cash collateral on non-derivative transactions	1,065	1,564	1,002	54

Derivative instruments used for hedging	1,383	1,682	1,998	2,105

Provisions [1]	1,233	1,078	1,113	1,270

Liabilities held for separate accounts	14,836	14,410	14,407	14,411

Interest and fees payable	6,720	7,565	7,142	7,371

Current tax liabilities	822	817	767	763

Deferred tax liabilities	157	200	429	488

Failed sales	5,243	5,895	6,888	6,784

Other	16,389	16,070	17,537	16,290

Other liabilities	58,917	62,259	63,217	62,911

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
end of	3Q12	2Q12	4Q11	3Q11

Long-term debt (CHF million)

Senior	117,692	120,627	123,632	123,222

Subordinated	18,000	20,351	24,165	24,216

Non-recourse liabilities from consolidated VIEs	14,027	13,860	14,858	16,739

Long-term debt	149,719	154,838	162,655	164,177

of which reported at fair value	65,018	66,952	70,366	74,501

Note 19 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

3Q12 (CHF million)

Balance at beginning of period	(56)	(11,786)	236	(3,632)	326	(14,912)

Increase/(decrease)	7	(227)	(46)	20	0	(246)

Increase/(decrease) due to equity method investments	8	0	0	0	0	8

Reclassification adjustments, included in net income	0	26	(101)	43	(16)	(48)

Balance at end of period	(41)	(11,987)	89	(3,569)	310	(15,198)

2Q12 (CHF million)

Balance at beginning of period	(52)	(12,716)	283	(3,678)	340	(15,823)

Increase/(decrease)	1	930	15	4	0	950

Increase/(decrease) due to equity method investments	(5)	0	0	0	0	(5)

Reclassification adjustments, included in net income	0	0	(62)	42	(14)	(34)

Balance at end of period	(56)	(11,786)	236	(3,632)	326	(14,912)

3Q11 (CHF million)

Balance at beginning of period	(60)	(13,858)	79	(3,083)	(27)	(16,949)

Increase/(decrease)	0	1,385	28	5	1	1,419

Reclassification adjustments, included in net income	0	9	0	26	3	38

Balance at end of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

9M12 (CHF million)

Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)

Increase/(decrease)	7	(236)	224	55	0	50

Increase/(decrease) due to equity method investments	18	0	0	0	0	18

Reclassification adjustments, included in net income	0	27	(234)	127	(52)	(132)

Balance at end of period	(41)	(11,987)	89	(3,569)	310	(15,198)

9M11 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	4	(1,010)	14	5	1	(986)

Increase/(decrease) due to equity method investments	(4)	0	0	0	0	(4)

Reclassification adjustments, included in net income	(27)	16	(24)	79	9	53

Balance at end of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

Note 20 Tax
The income tax expense of CHF 101 million recorded in 3Q12 mainly reflected the impact of the geographical mix of results, the re-assessment of deferred tax assets and related valuation allowances that led to increases of net deferred tax assets in the US, partially offset by an increase in the valuation allowances against deferred tax assets in the UK.  In addition, the income tax expense was negatively influenced by the reduction of deferred tax assets caused by the impact of the change in UK corporation tax from 25% to 23% enacted in 3Q12.

Overall, net deferred tax assets decreased CHF 1,591 million to CHF 7,034 million as of the end of 3Q12 compared to 2Q12. The decrease in net deferred tax assets primarily related to taxable gains on transfers of assets within the consolidated Group for which associated tax charges have been deferred as other assets in accordance with ASC 810-10-45-8 (Consolidation – other presentation matters, formerly ARB 51). The deferral will be amortized over a period of up to 15 years in line with ASC 810-10-45-8 principles and will be matched by future tax deductions. In addition, the impact of the UK corporation tax reduction and foreign exchange translation losses further reduced net deferred tax assets. The decrease was partially offset by increases in net deferred tax assets as a result of the re-assessment of deferred tax assets and related valuation allowances in the UK and US.

The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.

As of September 30, 2012, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 8.3 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 13 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2008; the UK – 2006; the US – 2006; Japan – 2005; and the Netherlands – 2005.

Effective tax rate
in	3Q12	2Q12	3Q11	9M12	9M11

Effective tax rate (%)

Effective tax rate	24.0	27.5	39.3	22.6	24.0

Reconciliation of taxes computed at the Swiss statutory rate
in	3Q12

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	92

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	158

Changes in tax law and rates	160	[1]

Other non-deductible expenses	19

Additional taxable income	4

Changes in deferred tax valuation allowance	(219)	[1]

Lower taxed income	(71)	[1]

Income taxable to noncontrolling interests	(25)

Other	(17)	[1]

Income tax expense	101

1 See explanation below.

Changes in tax law and rates
3Q12 reflected the impact of the change in UK corporation tax from 25% to 23%, which resulted in a reduction of deferred tax assets.
Lower taxed income
3Q12 included a CHF 60 million benefit relating to Swiss income taxes beneficially impacted by foreign branch losses and gains from real estate sales.
Changes in deferred tax valuation allowance
3Q12 included the impact of a release and utilization of valuation allowances of CHF 660 million in one of the Group’s operating entities in the US, partly offset by an increase of valuation allowances of CHF 441 million in respect of three of the Group’s operating entities, two in the UK and one in Asia, mainly relating to losses incurred in the current year.

Other
3Q12 included a tax benefit relating to a change of deferred tax balances, interest on overpaid taxes and a tax benefit relating to the release of tax contingency accruals.
Net deferred tax assets
end of	3Q12	2Q12	Change

Net deferred tax assets (CHF million)

Deferred tax assets	7,191	8,825	(1,634)

of which net operating losses	2,145	3,541	(1,396)

of which deductible temporary differences	5,046	5,284	(238)

Deferred tax liabilities	(157)	(200)	43

Net deferred tax assets	7,034	8,625	(1,591)

Note 21 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.

> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.
The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q12 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	3Q12	2Q12	3Q11	9M12	9M11

Deferred compensation expense (CHF million)

Share awards	183	211	155	600	578

Performance share awards	86	96	0	285	0

2011 Partner Asset Facility awards [1]	102	(19)	0	617	0

Adjustable Performance Plan share awards	30	0	0	30	0

Adjustable Performance Plan cash awards	62	98	201	268	889

Restricted Cash Awards	42	45	54	128	202

Scaled Incentive Share Units	21	32	99	83	314

Incentive Share Units	17	15	42	51	124

2008 Partner Asset Facility awards [1]	64	12	(86)	125	(13)

Other cash awards	98	71	43	259	248

Total deferred compensation expense	705	561	508	2,446	2,342

1 Compensation expense includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation expense
end of	3Q12

Estimated unrecognized deferred compensation expense (CHF million)

Share awards	894

Performance share awards	246

Adjustable Performance Plan share awards	93

Adjustable Performance Plan cash awards	109

Restricted Cash Awards	38

Scaled Incentive Share Units	104

Incentive Share Units	18

Other cash awards	84

Total	1,586

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.3

3Q12 activity
Adjustable Performance Plan awards
In 3Q12, the Group executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards at a conversion price of CHF 16.29. Adjustable Performance Plan holders elected to convert approximately CHF 498 million of their Adjustable Performance Plan cash awards into the new Adjustable Performance Plan share awards during the election period. Each Adjustable Performance Plan share award has a grant-date fair value of CHF 16.79 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original Adjustable Performance Plan cash award.

Upon conversion, CHF 453 million of the liability related to Adjustable Performance Plan cash awards that were converted into the Adjustable Performance Plan share awards was reclassified to total shareholders’ equity.

Share-based award activity
	3Q12						9M12

Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards

Share-based award activities

Balance at beginning of period	58.4	23.7	–		9.7	4.2	48.1	–	–		14.7	13.3

Granted	0.9	0.0	31.0	[1]	0.0	0.0	24.2	23.7	31.0	[1]	0.0	0.0

Settled	(1.5)	0.0	0.0		0.0	0.0	(14.0)	0.0	0.0		(4.9)	(8.8)

Forfeited	(1.1)	(0.2)	0.0		0.0	(0.3)	(1.6)	(0.2)	0.0		(0.1)	(0.6)

Balance at end of period	56.7	23.5	31.0		9.7	3.9	56.7	23.5	31.0		9.7	3.9

of which vested	2.9	0.2	0.0		1.4	0.4	2.9	0.2	0.0		1.4	0.4

of which unvested	53.8	23.3	31.0		8.3	3.5	53.8	23.3	31.0		8.3	3.5

1 Relates to the voluntary exchange offer.

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 639 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2012. As of the end of 3Q12, CHF 536 million of contributions had been made.

Components of total pension costs
in	3Q12	2Q12	3Q11	9M12	9M11

Total pension costs (CHF million)

Service costs on benefit obligation	95	95	87	285	264

Interest costs on benefit obligation	129	128	135	385	409

Expected return on plan assets	(196)	(196)	(205)	(586)	(620)

Amortization of recognized prior service cost/(credit)	(14)	(13)	4	(41)	11

Amortization of recognized actuarial losses	58	58	35	173	108

Net periodic pension costs	72	72	56	216	172

Curtailment losses/(gains)	(5)	(4)	0	(24)	1

Special termination benefits	9	0	0	15	0

Total pension costs	76	68	56	207	173

Note 23 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

> Refer to “Note 26 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 3Q12	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,699.3	7.4	7.3	0.0	0.0	0.0

Swaps	30,734.0	693.9	688.4	61.1	3.5	1.5

Options bought and sold (OTC)	3,468.6	65.2	65.5	0.0	0.0	0.0

Futures	2,924.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	2,786.2	0.4	0.4	0.0	0.0	0.0

Interest rate products	48,612.1	766.9	761.6	61.1	3.5	1.5

Forwards	2,252.0	18.4	18.6	20.4	0.0	0.2

Swaps	1,362.4	33.9	49.6	0.0	0.0	0.0

Options bought and sold (OTC)	955.9	9.6	10.4	0.0	0.0	0.0

Futures	27.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	4.6	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,602.2	61.9	78.6	20.4	0.0	0.2

Forwards	28.2	1.6	1.3	0.0	0.0	0.0

Options bought and sold (OTC)	40.5	1.4	1.4	0.0	0.0	0.0

Futures	0.9	0.0	0.0	0.0	0.0	0.0

Precious metals products	69.6	3.0	2.7	0.0	0.0	0.0

Forwards	6.7	0.8	0.0	0.0	0.0	0.0

Swaps	249.4	6.0	8.0	0.0	0.0	0.0

Options bought and sold (OTC)	267.7	13.1	13.3	0.0	0.0	0.0

Futures	89.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	448.0	16.2	19.3	0.0	0.0	0.0

Equity/index-related products	1,061.0	36.1	40.6	0.0	0.0	0.0

Credit derivatives [2]	1,868.5	36.4	35.1	0.0	0.0	0.0

Forwards	3.5	0.4	0.3	0.0	0.0	0.0

Swaps	59.0	4.4	3.9	0.0	0.0	0.0

Options bought and sold (OTC)	29.3	1.5	1.4	0.0	0.0	0.0

Futures	200.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	64.2	2.2	2.3	0.0	0.0	0.0

Other products [3]	356.9	8.5	7.9	0.0	0.0	0.0

Total derivative instruments	56,570.3	912.8	926.5	81.5	3.5	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 56,651.8 billion as of September 30, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 4Q11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,754.5	658.0	650.0	71.2	3.8	2.3

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,366.9	728.8	720.8	71.2	3.8	2.3

Forwards	2,133.0	29.7	30.7	17.4	0.1	0.0

Swaps	1,230.0	34.1	51.3	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,224.0	76.1	94.7	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.4	5.8	5.7	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.0	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.8	39.4	41.8	0.0	0.0	0.0

Credit derivatives [2]	2,042.7	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,908.1	925.2	933.8	88.6	3.9	2.3

The notional amount for derivative instruments (trading and hedging) was CHF 49,996.7 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	3Q12		4Q11

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	916.3	928.2	929.1	936.1

Counterparty netting [1]	(836.3)	(836.3)	(836.4)	(836.4)

Cash collateral netting [1]	(34.3)	(38.4)	(36.5)	(37.6)

Replacement values (trading and hedging) after netting agreements	45.7	53.5	56.2	62.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	42.3	52.1	52.5	60.1

of which recorded in other assets (PRV) and other liabilities (NRV)	3.4	1.4	3.7	2.0

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	3Q12	2Q12	3Q11	9M12	9M11

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	297	385	576	733	563

Foreign exchange products	(1)	(12)	18	(14)	16

Total	296	373	594	719	579

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(308)	(398)	(581)	(770)	(595)

Foreign exchange products	1	10	(20)	13	(18)

Total	(307)	(388)	(601)	(757)	(613)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(11)	(15)	(7)	(38)	(34)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	3Q12	2Q12	3Q11	9M12	9M11

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	8	1	0	8	0

Foreign exchange products	8	(5)	0	18	0

Total	16	(4)	0	26	0

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	0	0	0	31

Total	0	0	0	0	31

Details of cash flow hedges (CHF million)

Net gains on the ineffective portion [2]	1	0	0	1	0

1 Included in commissions and fees. 2 Included in trading revenues.

As of the end of 3Q12, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 11 months.

The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 7 million.
Net investment hedges
in	3Q12	2Q12	3Q11	9M12	9M11

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	(205)	(467)	(335)	(406)	665

Total	(205)	(467)	(335)	(406)	665

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	0	6	77	4

Total	0	0	6	77	4

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the negative replacement value and a percentage of the notional value of the derivative.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

3Q12 (CHF billion)

Current net exposure	16.8	1.3	0.7	18.8

Collateral posted	15.2	1.3	–	16.5

Additional collateral required in a one-notch downgrade event	0.2	1.4	0.0	1.6

Additional collateral required in a two-notch downgrade event	0.4	2.5	0.5	3.4

4Q11 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.

Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 5.0 billion and CHF 4.8 billion as of the end of 3Q12 and 4Q11, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of 3Q12	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(467.5)	443.1		(24.4)	61.2	(1.7)

Non-investment grade	(174.2)	160.5		(13.7)	23.5	(0.8)

Total single-name instruments	(641.7)	603.6		(38.1)	84.7	(2.5)

of which sovereigns	(121.7)	118.9		(2.8)	9.6	(1.6)

of which non-sovereigns	(520.0)	484.7		(35.3)	75.1	(0.9)

Multi-name instruments (CHF billion)

Investment grade [2]	(231.1)	209.6		(21.5)	13.1	(2.7)

Non-investment grade	(34.5)	30.4	[3]	(4.1)	3.7	(3.4)

Total multi-name instruments	(265.6)	240.0		(25.6)	16.8	(6.1)

of which sovereigns	(14.1)	13.7		(0.4)	0.6	(0.1)

of which non-sovereigns	(251.5)	226.3		(25.2)	16.2	(6.0)

Total instruments (CHF billion)

Investment grade [2]	(698.6)	652.7		(45.9)	74.3	(4.4)

Non-investment grade	(208.7)	190.9		(17.8)	27.2	(4.2)

Total instruments	(907.3)	843.6		(63.7)	101.5	(8.6)

of which sovereigns	(135.8)	132.6		(3.2)	10.2	(1.7)

of which non-sovereigns	(771.5)	711.0		(60.5)	91.3	(6.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

Credit protection sold/purchased (continued)

end of 4Q11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q12	4Q11

Credit derivatives (CHF billion)

Credit protection sold	907.3	991.4

Credit protection purchased	843.6	929.0

Other protection purchased	101.5	95.8

Other instruments [1]	16.1	26.5

Total credit derivatives	1,868.5	2,042.7

1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

3Q12 (CHF billion)

Single-name instruments	139.6	380.9	121.2	641.7

Multi-name instruments	36.7	192.4	36.5	265.6

Total instruments	176.3	573.3	157.7	907.3

4Q11 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

3Q12 (CHF million)

Credit guarantees and similar instruments	3,159	10,403	13,562	13,167		407	2,400

Performance guarantees and similar instruments	5,050	4,903	9,953	9,102		152	3,517

Securities lending indemnifications	13,611	0	13,611	13,611		0	13,611

Derivatives [2]	17,558	10,728	28,286	28,286		1,198	–	[3]

Other guarantees	4,265	1,105	5,370	5,347		3	2,822

Total guarantees	43,643	27,139	70,782	69,513		1,760	22,350

4Q11 (CHF million)

Credit guarantees and similar instruments	3,273	4,075	7,348	6,613		50	2,455

Performance guarantees and similar instruments	5,598	4,706	10,304	9,394		73	3,381

Securities lending indemnifications	15,005	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	23,800	51,393	51,393		3,650	–	[3]

Other guarantees	3,972	1,003	4,975	4,939		4	2,268

Total guarantees	55,441	33,584	89,025	87,344		3,777	23,109

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The Group also has a credit support facility with this entity that requires the Group to provide funding to it in certain circumstances. Under the facility, the Group may be required to fund payments or costs related to amounts due by the entity under the CDS, and any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. The transaction overall is a four-year transaction, but can be extended to nine years. The Group has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to September 30, 2012 by counterparty type, the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 3Q12, 2Q12 and 9M12, and the realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to September 30, 2012 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.5

Non-agency securitizations	129.7	[2]

Total	160.4

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold was USD 28.3 billion as of the end of 3Q12. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 3Q12 is attributable to borrower payments of USD 84.6 billion and losses of USD 16.8 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	3Q12					2Q12

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	71	448	851	1,370		50	437	762	1,249

New claims	8	32	501	541		25	14	242	281

Claims settled through repurchases	(3)	0	0	(3)	[1]	(2)	0	(3)	(5)	[1]

Other settlements	(8)	0	(5)	(13)	[2]	(2)	(1)	(6)	(9)	[2]

Total claims settled	(11)	0	(5)	(16)		(4)	(1)	(9)	(14)

Claims rescinded	(6)	(13)	0	(19)		0	(2)	0	(2)

Transfers to/from arbitration and litigation, net [3]	0	0	(200)	(200)		0	0	(144)	(144)

Balance at end of period	62	467	1,147	1,676		71	448	851	1,370

1 Settled at a repurchase price of USD 4 million and USD 6 million in 3Q12 and 2Q12, respectively. 2 Settled at USD 10 million and USD 7 million in 3Q12 and 2Q12, respectively. 3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.

Residential mortgage loans sold – outstanding repurchase claims (continued)
	9M12

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	68	432	243	743

New claims	44	54	1,278	1,376

Claims settled through repurchases	(6)	0	(5)	(11)	[1]

Other settlements	(12)	(1)	(13)	(26)	[2]

Total claims settled	(18)	(1)	(18)	(37)

Claims rescinded	(32)	(18)	0	(50)

Transfers to/from arbitration and litigation, net [3]	0	0	(356)	(356)

Balance at end of period	62	467	1,147	1,676

1 Settled at a repurchase price of USD 13 million. 2 Settled at USD 20 million. 3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	3Q12	2Q12	9M12

Provisions for outstanding repurchase claims (USD million) [1]

Balance at beginning of period	56	49	59

Increase/(decrease) in provisions, net	11	20	27

Realized losses [2]	(14)	(13)	(33)

Balance at end of period [3]	53	56	53

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 28 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Primarily related to government-sponsored enterprises and non-agency securitizations.

Realized losses from repurchase of residential mortgage loans sold
in	3Q12		2Q12		3Q11	9M12		9M11

Realized losses from repurchase of residential mortgage loans sold (USD million)

Realized losses	(14)	[1]	(13)	[1]	(2)	(33)	[1]	(5)	[2]

Includes indemnifications paid to resolve loan repurchase claims.
1 Primarily related to government-sponsored enterprises and non-agency securitizations. 2 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.

> Refer to “Note 28 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.

Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.

> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a detailed description of guarantees.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

3Q12 (CHF million)

Irrevocable commitments under documentary credits	5,207	37	5,244		5,106		2,796

Loan commitments	165,220	68,905	234,125	[2]	228,655		157,463

Forward reverse repurchase agreements	47,871	0	47,871		47,871		47,871

Other commitments	1,269	1,865	3,134		3,134		172

Total other commitments	219,567	70,807	290,374		284,766		208,302

4Q11 (CHF million)

Irrevocable commitments under documentary credits	5,644	43	5,687		5,207		2,372

Loan commitments	157,701	62,859	220,560	[2]	215,343		144,278

Forward reverse repurchase agreements	28,885	0	28,885		28,885		28,885

Other commitments	1,457	2,151	3,608		3,608		33

Total other commitments	193,687	65,053	258,740		253,043		175,568

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 139,307 million and CHF 138,051 million of unused credit limits as of the end of 3Q12 and 4Q11, respectively, which were revocable at the Group's sole discretion upon notice to the client.

Note 25 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS and RMBS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M12 and 9M11 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still had continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M12	9M11

Gains and cash flows (CHF million)

CMBS
Net gain [1]	39	7

Proceeds from transfer of assets	5,410	331

Servicing fees	0	1

Cash received on interests that continue to be held	44	53

RMBS
Net gain [1]	3	66

Proceeds from transfer of assets	12,859	23,532

Purchases of previously transferred financial assets or its underlying collateral	(15)	(1)

Servicing fees	3	3

Cash received on interests that continue to be held	393	346

Other asset-backed financings
Net gain [1]	85	19

Proceeds from transfer of assets	558	933

Purchases of previously transferred financial assets or its underlying collateral [2]	(177)	(238)

Servicing fees	0	1

Cash received on interests that continue to be held	1,065	414

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.

> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2011 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q12 and 4Q11, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q12	4Q11

CHF million

CMBS
Principal amount outstanding	31,404	35,487

Total assets of SPE	45,469	52,536

RMBS
Principal amount outstanding	58,864	91,242

Total assets of SPE	61,638	95,297

Other asset-backed financings
Principal amount outstanding	31,580	35,233

Total assets of SPE	31,582	35,307

Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 26 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	3Q12							4Q11

at time of transfer			CMBS				RMBS			CMBS				RMBS

CHF million, except where indicated

Fair value of beneficial interests			768				1,683			57				5,095

of which level 2			658				1,614			42				4,695

of which level 3			110				69			15				399

Weighted-average life, in years			8.5				5.5			7.2				5.4

Prepayment speed assumption (rate per annum), in % [1]			–	[2]	0.2	-	34.9			–	[2]	9.0	-	34.9

Cash flow discount rate (rate per annum), in % [3]	0.8	-	10.7		0.4	-	13.7	2.9	-	10.6		0.5	-	71.2

Expected credit losses (rate per annum), in %	0.5	-	9.0		0.0	-	12.7	1.2	-	9.3		0.3	-	71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q12 and 4Q11.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q12											4Q11

			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]

CHF million, except where indicated

Fair value of beneficial interests			500				2,040			817				342				2,960			1,754

of which non-investment grade			118				406			812				133				688			1,513

Weighted-average life, in years			7.3				5.5			3.8				4.1				5.3			2.5

Prepayment speed assumption (rate per annum), in % [3]			–		4.0	-	27.0			–				–		0.1	-	30.0			–

Impact on fair value from 10% adverse change			–				(39.6)			–				–				(44.2)			–

Impact on fair value from 20% adverse change			–				(77.2)			–				–				(86.6)			–

Cash flow discount rate (rate per annum), in % [4]	1.0	-	48.2		0.3	-	45.8	1.5	-	48.3		2.3	-	50.1		0.3	-	49.1	0.7	-	58.7

Impact on fair value from 10% adverse change			(20.8)				(76.9)			(1.1)				(30.5)				(94.4)			(8.2)

Impact on fair value from 20% adverse change			(31.6)				(117.2)			(2.1)				(36.2)				(151.9)			(15.9)

Expected credit losses (rate per annum), in %	0.9	-	47.6		1.7	-	45.5	2.7	-	47.9		1.9	-	49.0		0.9	-	48.9	5.4	-	31.8

Impact on fair value from 10% adverse change			(17.6)				(69.1)			(1.1)				(29.8)				(83.6)			(6.8)

Impact on fair value from 20% adverse change			(25.3)				(102.2)			(1.9)				(34.8)				(131.5)			(13.2)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDO's within this category are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q12 and 4Q11.
> Refer to “Note 27 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q12	4Q11

CHF million

CMBS
Other assets	642	664

Liability to SPE, included in Other liabilities	(642)	(664)

RMBS
Other assets	0	12

Liability to SPE, included in Other liabilities	0	(12)

Other asset-backed financings
Trading assets	1,534	1,851

Other assets	967	1,475

Liability to SPE, included in Other liabilities	(2,501)	(3,326)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.

> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2011 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with new guidance.

The overall average maturity of the conduit’s outstanding CP was approximately 39 days and 18 days as of 3Q12 and 4Q11, respectively. As of 3Q12 and 4Q11, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto and equipment loans or leases, student loans, advance financing receivables and credit card receivables. As of 3Q12 and 4Q11, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.2 years and 2.5 years as of 3Q12 and 4Q11, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q12 and 4Q11.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 3Q12	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	870	24	0	135	68	19	1,116

Trading assets	1,156	385	0	1,958	558	1,057	5,114

Investment securities	0	28	0	0	0	0	28

Other investments	0	0	0	0	1,786	528	2,314

Net loans	0	5,328	869	0	398	427	7,022

Premises and equipment	0	0	0	0	525	75	600

Loans held-for-sale	7,618	0	3,128	0	76	0	10,822

Other assets	44	1,526	0	0	569	1,876	4,015

Total assets of consolidated VIEs	9,688	7,291	3,997	2,093	3,980	3,982	31,031

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	138	138

Trading liabilities	21	0	0	0	5	1,185	1,211

Short-term borrowings	0	6,906	0	3	0	3,803	10,712

Long-term debt	9,670	13	3,291	566	44	443	14,027

Other liabilities	41	2	65	1	161	917	1,187

Total liabilities of consolidated VIEs	9,732	6,921	3,356	570	210	6,486	27,275

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 4Q11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	564	82	646

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	741	263	1,828

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,888	3,222	29,789

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	158	493	746

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	388	2,432	23,252

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2011 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation

end of 3Q12	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	112	4,042	842	856	2,377	8,229

Net loans	8	119	2,007	3,752	1,702	7,588

Other assets	0	12	43	0	4	59

Total variable interest assets	120	4,173	2,892	4,608	4,083	15,876

Maximum exposure to loss (CHF million)

Maximum exposure to loss	120	15,031	3,182	5,328	4,817	28,478

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	6,614	105,523	54,541	25,409	17,990	210,077

		Financial intermediation

end of 4Q11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,395	10,301

Net loans	0	123	1,627	4,742	3,257	9,749

Other assets	0	0	32	0	391	423

Total variable interest assets	126	5,620	3,108	5,576	6,043	20,473

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,505	6,051	6,413	23,178

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,815	23,633	20,748	224,134

Note 26 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)

– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Cash and due from banks	0	475	0	0		475

Interest-bearing deposits with banks	0	635	0	0		635

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	125,539	1,182	0		126,721

Debt	72	370	0	0		442

of which corporates	0	353	0	0		353

Equity	31,883	13	0	0		31,896

Securities received as collateral	31,955	383	0	0		32,338

Debt	95,040	55,168	4,764	0		154,972

of which foreign governments	66,857	11,357	68	0		78,282

of which corporates	0	28,078	1,940	0		30,018

of which RMBS	26,933	7,873	711	0		35,517

of which CMBS	0	5,253	1,144	0		6,397

of which CDO	0	2,521	441	0		2,962

Equity	68,597	7,813	564	0		76,974

Derivatives	11,474	893,685	7,515	(870,418)		42,256

of which interest rate products	4,560	760,045	2,249	–		–

of which foreign exchange products	0	60,934	930	–		–

of which equity/index-related products	6,024	28,171	1,912	–		–

of which credit derivatives	0	34,763	1,587	–		–

Other	9,514	2,654	2,213	0		14,381

Trading assets	184,625	959,320	15,056	(870,418)		288,583

Debt	2,415	1,133	90	0		3,638

of which foreign governments	1,934	0	22	0		1,956

of which corporates	0	686	39	0		725

of which CDO	0	448	28	0		476

Equity	4	90	0	0		94

Investment securities	2,419	1,223	90	0		3,732

Private equity	0	0	4,348	0		4,348

of which equity funds	0	0	3,049	0		3,049

Hedge funds	0	770	277	0		1,047

of which debt funds	0	656	176	0		832

Other equity investments	232	115	2,420	0		2,767

of which private	0	54	2,420	0		2,474

Life finance instruments	0	0	1,900	0		1,900

Other investments	232	885	8,945	0		10,062

Loans	0	14,586	6,652	0		21,238

of which commercial and industrial loans	0	7,215	4,299	0		11,514

of which financial institutions	0	6,011	2,025	0		8,036

Other intangible assets (mortgage servicing rights)	0	0	65	0		65

Other assets	5,495	26,272	5,898	(196)		37,469

of which loans held-for-sale	0	13,966	5,264	0		19,230

Total assets at fair value	224,726	1,129,318	37,888	(870,614)		521,318

Less other investments - equity at fair value attributable to noncontrolling interests	(201)	(153)	(3,735)	0		(4,089)

Less assets consolidated under ASU 2009-17 [2]	0	(9,246)	(2,816)	0		(12,062)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	224,525	1,119,919	31,337	(870,614)		505,167

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,060	0	0		3,060

Customer deposits	0	4,521	0	0		4,521

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	132,791	0	0		132,791

Debt	72	370	0	0		442

of which corporates	0	353	0	0		353

Equity	31,883	13	0	0		31,896

Obligations to return securities received as collateral	31,955	383	0	0		32,338

Debt	34,878	8,097	7	0		42,982

of which foreign governments	34,417	1,174	0	0		35,591

of which corporates	0	6,343	7	0		6,350

Equity	18,481	365	7	0		18,853

Derivatives	12,324	908,546	5,655	(874,427)		52,098

of which interest rate products	4,703	755,406	1,453	–		–

of which foreign exchange products	0	76,693	1,956	–		–

of which equity/index-related products	6,744	32,900	981	–		–

of which credit derivatives	0	34,185	926	–		–

Trading liabilities	65,683	917,008	5,669	(874,427)		113,933

Short-term borrowings	0	4,970	121	0		5,091

Long-term debt	196	54,361	10,461	0		65,018

of which treasury debt over two years	0	10,760	0	0		10,760

of which structured notes over two years	0	21,624	6,461	0		28,085

of which non-recourse liabilities	196	10,415	2,642	0		13,253

Other liabilities	0	26,804	3,029	(324)		29,509

of which failed sales	0	3,129	1,370	0		4,499

Total liabilities at fair value	97,834	1,143,898	19,280	(874,751)		386,261

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,241	52,766	10,028	0		145,035

of which foreign governments	61,507	8,123	358	0		69,988

of which corporates	340	27,622	5,076	0		33,038

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,398	9,039	467	0		66,904

Derivatives	6,455	909,156	9,587	(872,650)		52,548

of which interest rate products	2,017	724,203	2,547	–		–

of which foreign exchange products	1	75,091	1,040	–		–

of which equity/index-related products	3,929	32,734	2,732	–		–

of which credit derivatives	0	61,120	2,171	–		–

Other	9,235	3,635	2,196	0		15,066

Trading assets	155,329	974,596	22,278	(872,650)		279,553

Debt	3,649	1,315	102	0		5,066

of which foreign governments	3,302	0	18	0		3,320

of which corporates	0	748	43	0		791

of which CDO	0	566	41	0		607

Equity	9	83	0	0		92

Investment securities	3,658	1,398	102	0		5,158

Private equity	0	0	4,306	0		4,306

of which equity funds	0	0	3,136	0		3,136

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	424	50	2,504	0		2,978

of which private	0	40	2,504	0		2,544

Life finance instruments	0	0	1,969	0		1,969

Other investments	424	282	9,045	0		9,751

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	23,050	7,469	(205)		35,765

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,914	1,174,998	47,203	(872,855)		540,260

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	190,619	1,165,595	39,256	(872,855)		522,615

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,721	0	0		2,721

Customer deposits	0	4,599	0	0		4,599

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligations to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,681	9,301	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,251	7,315	(873,684)		60,165

of which interest rate products	1,941	717,248	1,588	–		–

of which foreign exchange products	1	91,846	2,836	–		–

of which equity/index-related products	3,809	37,018	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,088	930,013	7,343	(873,684)		127,760

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	57,529	12,715	0		70,366

of which treasury debt over two years	0	14,228	0	0		14,228

of which structured notes over two years	0	19,692	7,576	0		27,268

of which non-recourse liabilities	122	10,564	3,585	0		14,271

Other liabilities	0	27,536	3,891	(335)		31,092

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,262	1,166,138	24,378	(874,019)		406,759

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2
Effective January 2012, the FASB amended the disclosure requirements for the Group’s reporting of transfers between level 1 and level 2. As this requirement is not retrospective, comparable data is not presented for prior periods. Previously, only significant transfers were required to be disclosed and such transfers between level 1 and level 2 were not significant in 9M11.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 9M12, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivative instruments as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 9M12.

Transfers between level 1 and level 2
9M12	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2

Assets (CHF million)

Debt	204	97

Equity	195	314

Derivatives	5,065	16

Trading assets	5,464	427

Liabilities (CHF million)

Debt	87	33

Equity	100	25

Derivatives	5,843	69

Trading liabilities	6,030	127

Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

9M12	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	0	0		(21)	0		0	(1)	1,182

Securities received as collateral	193	0	(193)	0	0	0	0	0		0	0		0	0	0

Debt	10,028	1,747	(4,860)	4,866	(7,161)	0	0	79		75	0		0	(10)	4,764

of which corporates	5,076	721	(3,582)	3,620	(4,136)	0	0	77		174	0		0	(10)	1,940

of which RMBS	1,786	698	(845)	567	(1,551)	0	0	(2)		59	0		0	(1)	711

of which CMBS	1,517	137	(250)	223	(260)	0	0	(4)		(218)	0		0	(1)	1,144

of which CDO	727	137	(105)	369	(727)	0	0	(1)		40	0		0	1	441

Equity	467	402	(42)	254	(451)	0	0	17		(84)	0		0	1	564

Derivatives	9,587	1,026	(1,686)	0	0	882	(2,386)	27		66	0		0	(1)	7,515

of which interest rate products	2,547	99	(311)	0	0	252	(590)	17		233	0		0	2	2,249

of which equity/index-related products	2,732	413	(779)	0	0	299	(680)	(40)		(28)	0		0	(5)	1,912

of which credit derivatives	2,171	497	(497)	0	0	163	(680)	44		(109)	0		0	(2)	1,587

Other	2,196	151	(305)	1,836	(1,670)	0	0	(1)		10	0		0	(4)	2,213

Trading assets	22,278	3,326	(6,893)	6,956	(9,282)	882	(2,386)	122		67	0		0	(14)	15,056

Investment securities	102	0	0	0	(13)	0	0	0		1	0		0	0	90

Equity	7,076	4	(48)	539	(976)	0	0	0		(2)	0		473	(21)	7,045

Life finance instruments	1,969	0	0	87	(225)	0	0	0		70	0		0	(1)	1,900

Other investments	9,045	4	(48)	626	(1,201)	0	0	0		68	0		473	(22)	8,945

Loans	6,842	557	(385)	419	(992)	2,529	(2,123)	4		(194)	0		0	(5)	6,652

of which commercial and industrial loans	4,559	439	(129)	180	(511)	1,563	(1,721)	3		(79)	0		0	(5)	4,299

of which financial institutions	2,179	87	(254)	232	(448)	758	(382)	0		(146)	0		0	(1)	2,025

Other intangible assets	70	0	0	10	(2)	0	0	0		0	0		(13)	0	65

Other assets	7,469	1,690	(2,461)	2,198	(2,439)	229	(1,353)	126		486	0		0	(47)	5,898

of which loans held-for-sale [2]	6,901	1,668	(2,460)	2,091	(2,285)	229	(1,353)	125		381	0		0	(33)	5,264

Total assets at fair value	47,203	5,577	(9,980)	10,209	(13,929)	3,640	(5,862)	252		407	0		460	(89)	37,888

Liabilities (CHF million)

Obligation to return securities received as collateral	193	0	(193)	0	0	0	0	0		0	0		0	0	0

Trading liabilities	7,343	780	(1,366)	76	(340)	604	(2,004)	117		459	0		0	0	5,669

of which interest rate derivatives	1,588	90	(457)	0	0	94	(109)	38		207	0		0	2	1,453

of which foreign exchange derivatives	2,836	3	(180)	0	0	0	(806)	24		79	0		0	0	1,956

of which equity/index-related derivatives	1,022	58	(223)	0	0	342	(267)	(10)		62	0		0	(3)	981

of which credit derivatives	1,520	580	(489)	0	(1)	57	(743)	76		(74)	0		0	0	926

Short-term borrowings	236	6	(59)	0	0	180	(243)	(6)		7	0		0	0	121

Long-term debt	12,715	2,183	(2,858)	0	0	2,393	(4,724)	199		556	0		1	(4)	10,461

of which structured notes over two years	7,576	712	(1,248)	0	0	1,342	(2,249)	67		258	0		1	2	6,461

of which non-recourse liabilities	3,585	1,359	(1,476)	0	0	742	(1,881)	126		190	0		0	(3)	2,642

Other liabilities	3,891	178	(325)	280	(928)	3	(339)	(9)		89	0		198	(9)	3,029

of which failed sales	1,909	95	(48)	269	(886)	0	(134)	0		166	0		0	(1)	1,370

Total liabilities at fair value	24,378	3,147	(4,801)	356	(1,268)	3,180	(7,310)	301		1,111	0		199	(13)	19,280

Net assets/(liabilities) at fair value	22,825	2,430	(5,179)	9,853	(12,661)	460	1,448	(49)		(704)	0		261	(76)	18,608

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized gains recorded in trading revenues of CHF 250 million primarily related to sub-prime exposures in the RMBS business and market movements across the wider loans held-for-sale portfolio.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

								Trading revenues			Other revenues

9M11	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	0	26	0	0	0	0		(2)	0		0	1	25

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(10)	0	0	54	(44)	0		10	0		0	(37)	1,170

Securities received as collateral	0	7	0	0	0	0	0	0		0	0		0	0	7

Debt	11,013	2,728	(2,121)	7,362	(8,971)	0	0	46		(321)	0		0	(416)	9,320

of which corporates	3,803	815	(333)	3,593	(3,760)	0	0	33		(47)	0		0	(170)	3,934

of which RMBS	3,264	1,368	(1,057)	2,092	(3,033)	0	0	(16)		(268)	0		0	(141)	2,209

of which CMBS	1,861	177	(217)	682	(907)	0	0	(1)		(17)	0		0	(30)	1,548

of which CDO	1,135	294	(475)	703	(930)	0	0	29		20	0		0	(40)	736

Equity	622	279	(420)	681	(597)	0	0	35		11	0		(1)	(10)	600

Derivatives	8,719	2,018	(1,879)	0	0	494	(2,580)	37		2,398	0		0	(268)	8,939

of which interest rate products	2,072	106	(100)	0	0	79	(431)	4		133	0		0	(75)	1,788

of which equity/index-related products	2,300	597	(615)	0	0	243	(168)	(13)		727	0		0	(43)	3,028

of which credit derivatives	2,725	1,027	(1,109)	0	0	23	(1,829)	46		1,183	0		0	(103)	1,963

Other	2,018	165	(326)	2,234	(1,814)	0	(37)	(7)		40	0		0	(49)	2,224

Trading assets	22,372	5,190	(4,746)	10,277	(11,382)	494	(2,617)	111		2,128	0		(1)	(743)	21,083

Investment securities	79	2	0	69	(15)	0	(4)	0		2	0		0	(4)	129

Equity	9,591	25	(71)	819	(2,554)	0	0	0		31	0		1,321	(249)	8,913

Life finance instruments	1,844	0	0	64	(125)	0	0	0		185	0		0	(52)	1,916

Other investments	11,435	25	(71)	883	(2,679)	0	0	0		216	0		1,321	(301)	10,829

Loans	6,258	1,133	(1,154)	1,233	(570)	2,001	(2,127)	20		(65)	0		0	(223)	6,506

of which commercial and industrial loans	3,558	1,128	(750)	421	(335)	1,716	(1,417)	5		(26)	0		0	(103)	4,197

of which financial institutions	2,195	5	(141)	807	(131)	283	(533)	(1)		(91)	0		0	(95)	2,298

Other intangible assets	66	0	0	1	0	0	0	0		0	0		(14)	(3)	50

Other assets	9,253	4,958	(5,783)	4,077	(3,650)	1,436	(1,026)	(101)		17	0		0	(282)	8,899

of which loans held-for-sale	8,932	4,955	(5,779)	3,795	(3,527)	1,436	(1,026)	(102)		(68)	0		0	(281)	8,335

Total assets at fair value	50,660	11,315	(11,764)	16,566	(18,296)	3,985	(5,818)	30		2,306	0		1,306	(1,592)	48,698

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(283)	0	0	0	(197)	(4)		0	0		0	(23)	0

Obligation to return securities received as collateral	0	7	0	0	0	0	0	0		0	0		0	0	7

Trading liabilities	9,200	1,164	(1,309)	145	(209)	423	(1,727)	26		(72)	0		0	(335)	7,306

of which interest rate derivatives	1,341	61	(4)	0	0	22	(82)	(8)		128	0		0	(42)	1,416

of which foreign exchange derivatives	2,941	61	(5)	0	0	15	(569)	0		636	0		0	(88)	2,991

of which equity/index-related derivatives	2,940	182	(396)	0	0	123	(442)	(5)		(1,139)	0		0	(141)	1,122

of which credit derivatives	1,256	790	(838)	0	0	126	(419)	39		357	0		0	(35)	1,276

Short-term borrowings	123	70	(21)	0	0	284	(198)	0		1	0		0	(2)	257

Long-term debt	16,797	6,432	(6,976)	0	0	4,883	(5,934)	(166)		(228)	0		0	(564)	14,244

of which structured notes over two years	9,488	1,702	(1,515)	0	0	2,218	(2,410)	(49)		(758)	0		0	(325)	8,351

of which non-recourse liabilities	6,825	4,530	(5,326)	0	0	2,087	(3,269)	(113)		(140)	0		0	(256)	4,338

Other liabilities	3,734	623	(243)	219	(246)	18	(271)	(32)		286	0		95	(128)	4,055

of which failed sales	1,849	584	(215)	170	(217)	0	(41)	(6)		68	0		0	(59)	2,133

Total liabilities at fair value	30,361	8,296	(8,832)	364	(455)	5,608	(8,327)	(176)		(13)	0		95	(1,052)	25,869

Net assets/(liabilities) at fair value	20,299	3,019	(2,932)	16,202	(17,841)	(1,623)	2,509	206		2,319	0		1,211	(540)	22,829

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	9M12				9M11

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(753)	261	(492)	[1]	2,525	1,211	3,736	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(605)	291	(314)		1,319	1,263	2,582

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 9M12 were CHF 5,577 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the equity derivatives, private equity, corporate credit, corporate bank and securitized products (consolidated SPE positions) businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M12 were CHF 9,980 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the equity derivatives, private equity, securitized products (consolidated SPE positions), corporate credit, rates and CMBS businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Transfers into level 3 assets during 3Q12 were CHF 1,595 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit and private equity businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q12 were CHF 5,288 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the equity derivatives, private equity, corporate credit and securitized products (consolidated SPE positions) businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control values this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

For level 3 assets with a significant unobservable input of basis spread, buyback probability, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, life expectancy (for life finance instruments), correlation, recovery rate, prepayment rate, price, skew and volatility, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of mean reversion, capitalization rate, internal rate of return, gap risk, default rate, discount rate, loss severity, credit spread and life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.

Except as noted below, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

The following information on the various financial instruments should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is mean reversion.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation, gap risk and credit spreads.

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are no significant observable inputs are valued using price, capitalization rate and internal rate of return. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instrument. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include EBITDA multiples and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, basis spreads and mean reversion.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation and basis spreads.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability, gap risk and credit spreads.

Generally, the interrelationship between the volatility, correlation and credit spreads inputs are positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spreads, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of life expectancy, while for RMBS loans it is price. For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. Substantial increases (decreases) in the NAV for private equity and hedge funds would result in a higher (lower) fair value.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spreads and EBITDA multiples. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spreads and price. During the quarter, the Group refined its approach for determining the LGD parameter used in the valuation model for its corporate loan book. This approach, which is more granular and recognizes the seniority of certain unsecured loans, aligns the LGD used for regulatory capital calculations and valuation purposes. This refinement benefitted the Group’s results in corporate banking by CHF 72 million.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Accrual based Private Banking loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.

Generally, the interrelationship between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Quantitative disclosures of valuation techniques
The following tables provide the range of minimum and maximum values of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 3Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,182	Option model	Mean reversion, in %	[1]	15.0	15.0

Debt	4,764

of which corporates	1,940

of which	287	Option model	Correlation, in %		(87.0)	96.0

			Buyback probability, in %	[2]	50.0	100.0

of which	525	Market comparable	Price, in %		0.0	145.9

of which	848	Discounted cash flow	Credit spread, in bp		40.0	6,000.0

of which RMBS	711	Discounted cash flow	Discount rate, in %		2.0	25.0

			Prepayment rate, in %		0.0	44.0

			Default rate, in %		0.0	46.0

			Loss severity, in %		0.0	100.0

of which CMBS	1,144	Discounted cash flow	Capitalization rate, in %		4.8	12.0

			Internal rate of return, in %		9.0	15.0

			Discount rate, in %		4.0	43.0

			Prepayment rate, in %		0.0	10.0

			Default rate, in %		0.0	50.0

			Loss severity, in %		0.0	90.0

of which CDO	441

of which	170	Vendor price	Price, in %		0.0	101.8

of which	124	Discounted cash flow	Discount rate, in %		4.0	33.0

			Prepayment rate, in %		0.0	38.0

			Default rate, in %		0.0	46.0

			Loss severity, in %		0.0	100.0

of which	117	Market comparable	Price, in %		73.0	94.0

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q12	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value

CHF million, except where indicated

Equity	564

of which	334	Market comparable		EBITDA multiple		3.0		12.0

of which	27	Discounted cash flow		Capitalization rate, in %		6.5		7.0

Derivatives	7,515

of which interest rate products	2,249	Option model		Correlation, in %		17.1		99.0

				Prepayment rate, in %		2.0		45.0

				Volatility, in %		3.0		31.3

				Credit spread, in bp		38.0		163.0

of which equity/index-linked products	1,912	Option model		Correlation, in %		(87.0)		96.0

				Volatility, in %		2.0		110.0

of which credit derivatives	1,587	Discounted cash flow		Credit spread, in bp		1.2		3,208.1

				Recovery rate, in %		0.0		75.0

				Discount rate, in %		2.0		43.0

				Default rate, in %		0.0		50.0

				Loss severity, in %		0.0		100.0

				Correlation, in %		24.3		97.0

				Prepayment rate, in %		0.0		44.0

Other	2,213

of which	1,439	Market comparable		Price, in %		0.1		193.4

of which	557	Discounted cash flow		Life expectancy, in years		3.9		20.7

Trading assets	15,056

Investment securities	90	–		–		–		–

Private equity	4,348	–	[1]	–	[1]	–	[1]	–	[1]

Hedge funds	277	–	[1]	–	[1]	–	[1]	–	[1]

Other equity investments	2,420

of which private	2,420

of which	400	Discounted cash flow		Credit spread, in bp		1,072.0		2,020.0

of which	983	Market comparable		EBITDA multiple		2.5		11.3

Life finance instruments	1,900	Discounted cash flow		Life expectancy, in years		1.4		23.0

Other investments	8,945

Loans	6,652

of which commercial and industrial loans	4,299	Discounted cash flow		Credit spread, in bp		0.0		2,439.3

of which financial institutions	2,025	Discounted cash flow		Credit spread, in bp		(162.0)		341.0

Other intangible assets (mortgage servicing rights)	65	–		–		–		–

Other assets	5,898

of which loans held-for-sale	5,264

of which	1,907	Vendor price		Price, in %		0.3		103.1

of which	991	Discounted cash flow		Credit spread, in bp		20.0		1,170.0

of which	1,882	Market comparable		Price, in %		0.0		103.8

Total level 3 assets at fair value	37,888

1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 3Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Trading liabilities	5,669

of which interest rate derivatives	1,453	Option model	Basis spread, in bp		(18.1)	111.0

			Correlation, in %		17.1	99.0

			Mean reversion, in %	[1]	(32.8)	5.0

			Prepayment rate, in %		3.6	45.0

of which foreign exchange derivatives	1,956	Option model	Correlation, in %		(12.5)	76.3

			Prepayment rate, in %		3.6	21.9

of which equity/index-related derivatives	981	Option model	Correlation, in %		(87.0)	96.0

			Skew, in %		78.0	139.0

			Volatility, in %		2.0	110.0

			Buyback probability, in %	[2]	50.0	100.0

			Gap risk, in %	[3]	0.0	5.9

of which credit derivatives	926	Discounted cash flow	Credit spread, in bp		1.0	5,447.5

			Discount rate, in %		2.0	43.0

			Default rate, in %		0.0	50.0

			Recovery rate, in %		0.0	77.0

			Loss severity, in %		0.0	100.0

			Correlation, in %		24.3	87.9

			Prepayment rate, in %		0.0	44.0

Short-term borrowings	121	–	–		–	–

Long-term debt	10,461

of which structured notes over two years	6,461	Option model	Correlation, in %		(87.0)	96.0

			Volatility, in %		2.0	110.0

			Buyback probability, in %	[2]	50.0	100.0

			Gap risk, in %	[3]	0.0	12.0

of which non-recourse liabilities	2,642

of which	2,107	Vendor price	Price, in %		0.0	103.1

of which	364	Market comparable	Price, in %		0.1	75.0

Other liabilities	3,029

of which failed sales	1,370

of which	867	Market comparable	Price, in %		0.0	95.0

of which	347	Discounted cash flow	Credit spread, in bp		0.0	2,439.3

Total level 3 liabilities at fair value	19,280

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to ten years.

The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 3Q12	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		55		100	0

Equity funds	57		3,807	[1]	3,864	0

Equity funds sold short	(1)		(90)		(91)	0

Total funds held in trading assets and liabilities	101		3,772		3,873	0

Debt funds	59		773		832	183

Equity funds	4		50		54	0

Others	3		158		161	47

Hedge funds	66		981	[2]	1,047	230

Debt funds	96		0		96	18

Equity funds	3,049		0		3,049	788

Real estate funds	367		0		367	149

Others	836		0		836	215

Private equities	4,348		0		4,348	1,170

Equity method investments	381		0		381	0

Total funds held in other investments	4,795		981		5,776	1,400

Total fair value	4,896	[3]	4,753	[4]	9,649	1,400	[5]

1 53% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 17% is redeemable on an annual basis with a notice period primarily of more than 60 days, 15% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 14% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 80% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 11% is redeemable on demand with a notice period primarily of less than 30 days and 8% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 2,088 million attributable to noncontrolling interests. 4 Includes CHF 112 million attributable to noncontrolling interests. 5 Includes CHF 438 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 4Q11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	3,136		0		3,136	954

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equities	4,306		0		4,306	1,403

Equity method investments	360		0		360	0

Total funds held in other investments	4,733		431		5,164	1,677

Total fair value	4,818	[3]	5,278	[4]	10,096	1,677	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	3Q12	4Q11

Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)

Assets held-for-sale recorded at fair value on a nonrecurring basis	0.6	0.7

of which level 3	0.6	0.7

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	3Q12			4Q11

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	908	3,718	(2,810)	807	3,277	(2,470)

Financial instruments (CHF million)

Interest-bearing deposits with banks	635	621	14	405	404	1

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	126,721	126,185	536	158,673	157,889	784

Loans	21,238	21,431	(193)	20,694	21,382	(688)

Other assets [1]	22,511	30,094	(7,583)	20,511	30,778	(10,267)

Due to banks and customer deposits	(587)	(548)	(39)	(610)	(620)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(132,791)	(132,725)	(66)	(136,483)	(136,396)	(87)

Short-term borrowings	(5,091)	(4,961)	(130)	(3,547)	(3,681)	134

Long-term debt	(65,018)	(67,700)	2,682	(70,366)	(79,475)	9,109

Other liabilities	(4,499)	(6,663)	2,164	(5,730)	(8,210)	2,480

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	9M12		9M11

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Cash and due from banks	(13)	[2]	–

of which related to credit risk	(13)		–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	913	[1]	1,208	[1]

Other trading assets	10	[2]	(7)	[2]

Other investments	88	[2]	275	[2]

of which related to credit risk	21		(14)

Loans	480	[1]	(773)	[2]

of which related to credit risk	313		(257)

Other assets	1,897	[1]	680	[1]

of which related to credit risk	301		(93)

Due to banks and customer deposits	(15)	[2]	10	[2]

of which related to credit risk	17		44

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(59)	[1]	(421)	[1]

Short-term borrowings	(448)	[2]	147	[2]

Long-term debt	(5,775)	[2]	2,100	[2]

of which related to credit risk [4]	(2,279)		1,589

Other liabilities	706	[2]	(714)	[2]

of which related to credit risk	715		(508)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (1,466) million and CHF (813) million in 9M12, respectively, and CHF 1,022 million and CHF 515 million in 9M11, respectively.

Disclosures about the fair value of financial instruments not carried at fair value in the consolidated balance sheet
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations. Beginning in January 2012, US GAAP requires the disclosure of the fair values of these financial instruments within the fair value hierarchy prospectively.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value

end of 3Q12		Level 1	Level 2	Level 3	Total

Financial assets (CHF million)

Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	77,539	0	77,488	51	77,539

Loans	217,276	0	219,010	5,424	224,434

Other financial assets	172,572	90,306	80,389	2,124	172,819

Financial liabilities (CHF million)

Due to banks and deposits	352,947	205,670	147,170	16	352,856

Central banks funds purchased, securities purchased under resale agreements and securities lending transactions	36,133	0	36,135	0	36,135

Short-term borrowings	22,497	0	22,498	0	22,498

Long-term debt	84,701	0	80,685	5,107	85,792

Other financial liabilities	91,997	0	90,370	1,492	91,862

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Carrying value and fair value of financial instruments not carried at fair value (continued)
end of 4Q11	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,290	78,290

Loans	208,963	213,228

Other financial assets [1]	186,294	186,333

Financial liabilities (CHF million)

Due to banks and deposits	346,228	346,147

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,076	40,076

Short-term borrowings	22,569	22,570

Long-term debt	92,289	89,172

Other financial liabilities [2]	96,844	96,844

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.

end of	3Q12	4Q11

Assets pledged (CHF million)

Total assets pledged or assigned as collateral	172,532	157,856

of which encumbered	110,247	96,922

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

end of	3Q12	4Q11

Collateral (CHF million)

Fair value of collateral received with the right to sell or repledge	437,952	373,657

of which sold or repledged	309,956	332,718

Note 28 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 and updated in quarterly reports and below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further increases or releases of litigation provisions may be necessary in the future as developments in such litigations, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 2.9 billion.

In 3Q12, the Group recorded net litigation provisions of CHF 229 million, primarily concerning mortgage-related matters. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, including those proceedings brought by regulators or other governmental authorities, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Class action litigations
On August 17, 2012, the US District Court for the Southern District of New York (SDNY) granted plaintiff’s motion for class certification in In re IndyMac Mortgage-Backed Securities Litigation, in which Credit Suisse Securities (USA) LLC (CSS LLC) is named along with numerous other underwriters and individual defendants.

Individual investor actions
In actions brought in connection with being an RMBS issuer, underwriter and/or other participant, CSS LLC, and in some instances certain of its affiliates, have been named as defendants, along with other financial institutions in: one action brought by Royal Park Investments SA/NV, on July 27, 2012, in the Supreme Court for the State of New York, New York County (SCNY), in which claims against CSS LLC and its affiliates relate to approximately USD 403 million of RMBS at issue (approximately 4% of the USD 9.1 billion at issue against all banks); one action brought by John Hancock Life Insurance Co. (U.S.A.) and affiliated entities, on July 27, 2012, in the US District Court for the District of Minnesota, in which claims against CSS LLC relate to an unstated amount of RMBS at issue; four actions brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for Colonial Bank, on August 10, 2012:  one action in the SDNY, in which claims against CSS LLC relate to approximately USD 92 million of RMBS at issue (approximately 23% of the USD 394 million at issue against all banks), one action in the US District Court for the Central District of California, in which claims against CSS LLC relate to approximately USD 12 million of RMBS at issue (approximately 5% of the USD 259 million at issue against all banks), and two actions in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 199 million of RMBS at issue (approximately 33% of the USD 594 million at issue against all banks); one action brought by Sealink Funding Limited, on August 23, 2012, in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 180 million of RMBS at issue (100% of the total amount at issue); one action brought by Minnesota Life Insurance Company and affiliated entities, on September 19, 2012, in the Second Judicial District Court, Ramsey County, Minnesota, in which claims against CSS LLC and its affiliates relate to approximately USD 43 million of RMBS at issue (100% of the total amount at issue); and one action brought by the National Credit Union Administration Board, as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union, on October 4, 2012, in the US District Court for the District of Kansas, in which claims against CSS LLC and its affiliates relate to approximately USD 715 million of RMBS at issue (100% of the total amount at issue against all banks). On September 7, 2012, Asset Management Fund and affiliated entities filed a notice of discontinuance to discontinue their claims in their remaining action against CSS LLC and its affiliates and certain other banks, reducing the RMBS at issue relating to claims against CSS LLC and its affiliates by approximately USD 93 million to zero. On October 5, 2012, Phoenix Light SF Ltd. and affiliated entities filed a complaint relating to their claims against CSS LLC and its affiliates, reducing the RMBS at issue by approximately USD 104 million to approximately USD 362 million (approximately 13% of the USD 2.8 billion at issue against all banks).

Monoline insurer disputes
In the action brought by Assured Guaranty Corp., on October 11, 2012, the court dismissed certain claims against CSS LLC and its affiliates, including plaintiffs' demands for rescissory damages, indemnification, attorneys' and accountants' fees and expenses, and consequential damages.

Repurchase litigations
On July 31, 2012 and October 2, 2012, the Federal Housing Finance Agency (FHFA), as conservator for Freddie Mac, respectively on behalf of the Trustee of Home Equity Asset Trust 2006-6 and the Trustee of Home Equity Asset Trust 2006-7, filed actions against DLJ Mortgage Capital, Inc. (DLJ) in the SCNY. The actions allege that DLJ breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements. No damages amount is alleged in either action. On August 31, 2012, Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3, and Home Equity Mortgage Trust Series 2006-4 filed an action against DLJ and Select Portfolio Servicing, Inc. (SPS), in the SCNY. The action alleges that DLJ breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements, and that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files. Plaintiffs allege damages of not less than USD 720 million.

Note 29 Subsidiary guarantee information
Five wholly-owned finance subsidiaries of the Group, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.

On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 3Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,797	2,988		4,785	16		122		4,923

Interest expense	(1,073)	(2,069)		(3,142)	(16)		(53)		(3,211)

Net interest income	724	919		1,643	0		69		1,712

Commissions and fees	1,067	2,163		3,230	(243)		237		3,224

Trading revenues	1,180	(1,156)		24	1		(28)		(3)

Other revenues	289	600		889	485	[2]	(463)		911

Net revenues	3,260	2,526		5,786	243		(185)		5,844

Provision for credit losses	0	19		19	0		22		41

Compensation and benefits	898	2,146		3,044	16		34		3,094

General and administrative expenses	541	1,305		1,846	(24)		40		1,862

Commission expenses	65	359		424	0		3		427

Total other operating expenses	606	1,664		2,270	(24)		43		2,289

Total operating expenses	1,504	3,810		5,314	(8)		77		5,383

Income/(loss) before taxes	1,756	(1,303)		453	251		(284)		420

Income tax expense/(benefit)	702	(601)		101	(3)		3		101

Net income/(loss)	1,054	(702)		352	254		(287)		319

Net income/(loss) attributable to noncontrolling interests	52	(735)		(683)	0		748		65

Net income/(loss) attributable to shareholders	1,002	33		1,035	254		(1,035)		254

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 0 million and CHF 0 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 3Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	1,054	(702)		352	254	(287)		319

Gains/(losses) on cash flow hedges	0	6		6	8	1		15

Foreign currency translation	(157)	(71)		(228)	1	1		(226)

Unrealized gains/(losses) on securities	0	(154)		(154)	0	7		(147)

Actuarial gains/(losses)	16	5		21	0	42		63

Net prior service cost	0	(1)		(1)	0	(15)		(16)

Other comprehensive income/(loss), net of tax	(141)	(215)		(356)	9	36		(311)

Comprehensive income/(loss)	913	(917)		(4)	263	(251)		8

Comprehensive income/(loss) attributable to noncontrolling interests	34	(761)		(727)	0	767		40

Comprehensive income/(loss) attributable to shareholders	879	(156)		723	263	(1,018)		(32)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 3Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,805	3,425		5,230	40		105		5,375

Interest expense	(1,119)	(2,576)		(3,695)	(38)		4		(3,729)

Net interest income	686	849		1,535	2		109		1,646

Commissions and fees	821	2,173		2,994	2		65		3,061

Trading revenues	(1,452)	3,194		1,742	0		178		1,920

Other revenues	(69)	161		92	673	[2]	(703)		62

Net revenues	(14)	6,377		6,363	677		(351)		6,689

Provision for credit losses	3	60		63	0		21		84

Compensation and benefits	786	2,215		3,001	24		42		3,067

General and administrative expenses	381	1,833		2,214	(31)		26		2,209

Commission expenses	61	419		480	0		5		485

Total other operating expenses	442	2,252		2,694	(31)		31		2,694

Total operating expenses	1,228	4,467		5,695	(7)		73		5,761

Income/(loss) before taxes	(1,245)	1,850		605	684		(445)		844

Income tax expense/(benefit)	(424)	645		221	1		110		332

Net income/(loss)	(821)	1,205		384	683		(555)		512

Net income attributable to noncontrolling interests	(206)	65		(141)	0		(30)		(171)

Net income/(loss) attributable to shareholders	(615)	1,140		525	683		(525)		683

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 0 million and CHF 0 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 3Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	(821)	1,205		384	683	(555)		512

Gains/(losses) on cash flow hedges	0	(1)		(1)	0	1		0

Foreign currency translation	1,815	48		1,863	0	(21)		1,842

Unrealized gains/(losses) on securities	0	34		34	0	(6)		28

Actuarial gains/(losses)	12	2		14	0	17		31

Net prior service cost	0	1		1	0	3		4

Other comprehensive income/(loss), net of tax	1,827	84		1,911	0	(6)		1,905

Comprehensive income/(loss)	1,006	1,289		2,295	683	(561)		2,417

Comprehensive income/(loss) attributable to noncontrolling interests	270	382		652	0	(375)		277

Comprehensive income/(loss) attributable to shareholders	736	907		1,643	683	(186)		2,140

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 9M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	5,634	11,212		16,846	68		348		17,262

Interest expense	(3,282)	(8,645)		(11,927)	(66)		(59)		(12,052)

Net interest income	2,352	2,567		4,919	2		289		5,210

Commissions and fees	2,940	6,472		9,412	(238)		352		9,526

Trading revenues	1,423	42		1,465	1		(124)		1,342

Other revenues	704	1,347		2,051	1,302	[2]	(1,265)		2,088

Net revenues	7,419	10,428		17,847	1,067		(748)		18,166

Provision for credit losses	(4)	55		51	0		49		100

Compensation and benefits	2,871	6,864		9,735	51		24		9,810

General and administrative expenses	1,341	3,825		5,166	(77)		99		5,188

Commission expenses	179	1,129		1,308	1		10		1,319

Total other operating expenses	1,520	4,954		6,474	(76)		109		6,507

Total operating expenses	4,391	11,818		16,209	(25)		133		16,317

Income/(loss) before taxes	3,032	(1,445)		1,587	1,092		(930)		1,749

Income tax expense/(benefit)	1,134	(756)		378	6		12		396

Net income/(loss)	1,898	(689)		1,209	1,086		(942)		1,353

Net income/(loss) attributable to noncontrolling interests	251	(646)		(395)	0		662		267

Net income/(loss) attributable to shareholders	1,647	(43)		1,604	1,086		(1,604)		1,086

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 183 million and CHF 29 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 9M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	1,898	(689)		1,209	1,086	(942)		1,353

Gains/(losses) on cash flow hedges	0	7		7	18	0		25

Foreign currency translation	12	(353)		(341)	1	112		(228)

Unrealized gains/(losses) on securities	0	(32)		(32)	0	22		(10)

Actuarial gains/(losses)	35	12		47	0	135		182

Net prior service cost	(1)	0		(1)	0	(51)		(52)

Other comprehensive income/(loss), net of tax	46	(366)		(320)	19	218		(83)

Comprehensive income/(loss)	1,944	(1,055)		889	1,105	(724)		1,270

Comprehensive income/(loss) attributable to noncontrolling interests	263	(659)		(396)	0	644		248

Comprehensive income/(loss) attributable to shareholders	1,681	(396)		1,285	1,105	(1,368)		1,022

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 9M11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	5,663	11,821		17,484	125		300		17,909

Interest expense	(3,595)	(9,427)		(13,022)	(119)		8		(13,133)

Net interest income	2,068	2,394		4,462	6		308		4,776

Commissions and fees	2,864	7,117		9,981	7		207		10,195

Trading revenues	(1,132)	5,996		4,864	0		183		5,047

Other revenues	1,178	517		1,695	2,545	[2]	(2,521)		1,719

Net revenues	4,978	16,024		21,002	2,558		(1,823)		21,737

Provision for credit losses	4	38		42	0		48		90

Compensation and benefits	2,851	7,219		10,070	73		49		10,192

General and administrative expenses	1,238	4,291		5,529	(111)		75		5,493

Commission expenses	193	1,301		1,494	1		17		1,512

Total other operating expenses	1,431	5,592		7,023	(110)		92		7,005

Total operating expenses	4,282	12,811		17,093	(37)		141		17,197

Income/(loss) before taxes	692	3,175		3,867	2,595		(2,012)		4,450

Income tax expense/(benefit)	(89)	1,012		923	5		140		1,068

Net income/(loss)	781	2,163		2,944	2,590		(2,152)		3,382

Net income attributable to noncontrolling interests	741	117		858	0		(66)		792

Net income/(loss) attributable to shareholders	40	2,046		2,086	2,590		(2,086)		2,590

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 320 million and CHF 18 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 9M11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	781	2,163		2,944	2,590	(2,152)		3,382

Gains/(losses) on cash flow hedges	0	(23)		(23)	(5)	1		(27)

Foreign currency translation	(760)	(433)		(1,193)	1	20		(1,172)

Unrealized gains/(losses) on securities	0	(4)		(4)	0	(6)		(10)

Actuarial gains/(losses)	24	9		33	0	51		84

Net prior service cost	0	0		0	0	10		10

Other comprehensive income/(loss), net of tax	(736)	(451)		(1,187)	(4)	76		(1,115)

Comprehensive income/(loss)	45	1,712		1,757	2,586	(2,076)		2,267

Comprehensive income/(loss) attributable to noncontrolling interests	569	(40)		529	0	85		614

Comprehensive income/(loss) attributable to shareholders	(524)	1,752		1,228	2,586	(2,161)		1,653

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,760	83,216		86,976	15	(14)		86,977

Interest-bearing deposits with banks	88	3,977		4,065	0	(1,800)		2,265

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	142,653	61,597		204,250	0	10		204,260

Securities received as collateral	35,607	(3,269)		32,338	0	0		32,338

Trading assets	96,227	192,470		288,697	0	(114)		288,583

Investment securities	0	2,107		2,107	0	1,627		3,734

Other investments	6,755	6,078		12,833	35,457	(35,179)		13,111

Net loans	23,217	204,667		227,884	4,445	10,127		242,456

Premises and equipment	1,086	5,433		6,519	0	205		6,724

Goodwill	597	7,115		7,712	0	891		8,603

Other intangible assets	101	180		281	0	0		281

Brokerage receivables	25,683	28,946		54,629	0	1		54,630

Other assets	16,217	62,974		79,191	236	(97)		79,330

Total assets	351,991	655,491		1,007,482	40,153	(24,343)		1,023,292

Liabilities and equity (CHF million)

Due to banks	178	40,220		40,398	3,940	(3,642)		40,696

Customer deposits	2	309,227		309,229	0	10,603		319,832

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,383	20,541		168,924	0	0		168,924

Obligation to return securities received as collateral	35,607	(3,269)		32,338	0	0		32,338

Trading liabilities	27,506	86,623		114,129	0	(196)		113,933

Short-term borrowings	20,765	3,020		23,785	0	3,803		27,588

Long-term debt	35,595	113,168		148,763	448	508		149,719

Brokerage payables	51,365	17,148		68,513	0	(1)		68,512

Other liabilities	11,189	47,351		58,540	83	294		58,917

Total liabilities	330,590	634,029		964,619	4,471	11,369		980,459

Total shareholders' equity	17,358	17,371		34,729	35,682	(34,729)		35,682

Noncontrolling interests	4,043	4,091		8,134	0	(983)		7,151

Total equity	21,401	21,462		42,863	35,682	(35,712)		42,833

Total liabilities and equity	351,991	655,491		1,007,482	40,153	(24,343)		1,023,292

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,698	107,526		111,224	13	(664)		110,573

Interest-bearing deposits with banks	87	4,106		4,193	0	(1,921)		2,272

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,625	83,310		236,935	0	28		236,963

Securities received as collateral	34,189	(3,998)		30,191	0	0		30,191

Trading assets	91,458	188,290		279,748	0	(195)		279,553

Investment securities	0	3,652		3,652	0	1,508		5,160

Other investments	6,719	6,196		12,915	34,137	(33,826)		13,226

Net loans	24,658	194,776		219,434	5,603	8,376		233,413

Premises and equipment	1,110	5,880		6,990	0	203		7,193

Goodwill	597	7,103		7,700	0	891		8,591

Other intangible assets	112	168		280	0	8		288

Brokerage receivables	17,951	25,494		43,445	0	1		43,446

Other assets	16,114	61,966		78,080	190	26		78,296

Total assets	350,318	684,469		1,034,787	39,943	(25,565)		1,049,165

Liabilities and equity (CHF million)

Due to banks	92	39,985		40,077	4,697	(4,627)		40,147

Customer deposits	0	304,130		304,130	0	9,271		313,401

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,655	24,904		176,559	0	0		176,559

Obligation to return securities received as collateral	34,189	(3,998)		30,191	0	0		30,191

Trading liabilities	29,291	98,518		127,809	0	(49)		127,760

Short-term borrowings	15,881	10,235		26,116	0	0		26,116

Long-term debt	40,029	121,324		161,353	1,444	(142)		162,655

Brokerage payables	47,847	20,187		68,034	0	0		68,034

Other liabilities	10,124	52,043		62,167	128	922		63,217

Total liabilities	329,108	667,328		996,436	6,269	5,375		1,008,080

Total shareholders' equity	16,979	12,424		29,403	33,674	(29,403)		33,674

Noncontrolling interests	4,231	4,717		8,948	0	(1,537)		7,411

Total equity	21,210	17,141		38,351	33,674	(30,940)		41,085

Total liabilities and equity	350,318	684,469		1,034,787	39,943	(25,565)		1,049,165

1 Includes eliminations and consolidation adjustments.

List of abbreviations
A

ADS	American Depositary Share

AMF	Asset Management Finance LLC

AOCI	Accumulated Other Comprehensive Income

ARB	Accounting Research Bulletin

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BCN	Buffer Capital Note

BIS	Bank for International Settlements

bp	basis point

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common Equity Tier 1

CFTC	US Commodity Futures Trading Commission

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

D

DLJ	DLJ Mortgage Capital, Inc.

DVA	Debit Valuation Adjustments

E

EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ESM	European Stability Mechanism

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

FDIC	Federal Deposit Insurance Corporation

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

G-SIB	Global Systemically Important Bank

GSE	Government-Sponsored Enterprise

I

IFRS	International Financial Reporting Standards

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

LGD	Loss Given Default

M

MACCS	Mandatory and Contingent Convertible Securities

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OTC	Over-The-Counter

P

PAF	2008 Partner Asset Facility

PIPE	Private Investment in Equity

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Assets

S

SCNY	Supreme Court for the State of New York, New York County

SDNY	Southern District of New York

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SNB	Swiss National Bank

SPE	Special Purpose Entity

SPS	Select Portfolio Services, Inc.

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNWI	Ultra-High-Net-Worth Individual

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VARMC	Valuation and Risk Management Committee

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Ytd	Year to Date

Investor information
Share data

	in / end of

	9M12	2011		2010		2009

Share price (common shares, CHF)

Average	21.04	31.43		45.97		45.65

Minimum	16.01	19.65		37.04		22.48

Maximum	27.20	44.99		56.40		60.40

End of period	19.93	22.07		37.67		51.20

Share price (American Depositary Shares, USD)

Average	22.46	35.36		44.16		42.61

Minimum	16.20	21.20		36.54		19.04

Maximum	29.69	47.63		54.57		59.84

End of period	21.15	23.48		40.41		49.16

Market capitalization

Market capitalization (CHF million)	26,309	27,021		44,683		60,691

Market capitalization (USD million)	27,920	28,747		47,933		58,273

Dividend per share (CHF)

Dividend per share	–	0.75	[1,2]	1.30	[2]	2.00

1 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder. 2 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of November 5, 2012	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	–	F1

Long-term	A2	A	A

Outlook	Stable	Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1

Long-term	A1	A+	A

Outlook	Stable	Negative	Stable

Financial calendar and contacts

Financial calendar

Fourth quarter / Full year 2012 results	Thursday, February 7, 2013

Annual General Meeting	Friday, April 26, 2013

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/TLSA 221

P.O. Box

8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of				Average in			Average in

	3Q12	2Q12	4Q11	3Q11	3Q12	2Q12	3Q11	9M12	9M11

1 USD / 1 CHF	0.94	0.95	0.94	0.91	0.96	0.93	0.82	0.94	0.87

1 EUR / 1 CHF	1.21	1.20	1.22	1.22	1.20	1.20	1.17	1.20	1.24

1 GBP / 1 CHF	1.52	1.48	1.45	1.42	1.51	1.48	1.33	1.48	1.41

100 JPY / 1 CHF	1.21	1.19	1.21	1.18	1.22	1.17	1.06	1.18	1.09

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost-efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in “Risk factors” in the Appendix of our Annual Report 2011.

Our 2011 annual publication suite consisting of Annual Report, Company Profile and Corporate Responsibility Report is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago
Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com

5520144 English